As filed with the U.S. Securities and Exchange Commission on April 15, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sonim Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3661	94-3336783
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1875 South Grant Street

Suite 750

San Mateo, CA 94402

(650) 378-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Plaschke

Chief Executive Officer

Sonim Technologies, Inc.

1875 South Grant Street

Suite 750

San Mateo, CA 94402

(650) 378-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon Gavenman Michael Tenta Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	James Walker Chief Financial Officer Sonim Technologies, Inc. 1875 South Grant Street Suite 750 San Mateo, CA 94402 (650) 378-8100	Richard A. Kline Heidi E. Mayon Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	$57,500,000	$6,969

(1)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.

(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders identified in this preliminary prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 15, 2019

                    Shares

Common Stock

Sonim Technologies, Inc. is offering                shares of its common stock. This is our initial public offering and no public market currently exists for shares of our common stock. We anticipate the initial public offering price will be between $                and $                per share.

We have applied to list our common stock on The Nasdaq Stock Market LLC under the symbol “SONM.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission in the United States nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Sonim	$	$

(1) See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters the right to purchase up to an additional shares of common stock. We will not receive any proceeds from any sale of shares by the selling stockholders.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2019.

Oppenheimer & Co.	Lake Street
National Securities Corporation

            , 2019

Serving the people who serve us with rugged, reliable mobile solutions.

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SCOUT

sonim.

Ruggedized solutions designed and built to perform in challenging work environments.

Purpose-built for demanding conditions and those who work in them.

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information other than that, or to make any representations other than those, contained in this prospectus or in any free writing prospectuses we or the selling stockholders have prepared. Neither we, the selling stockholders nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may provide you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“channel partners” refers to wireless carriers and other distributors that purchase our products, including under master sales arrangements, for further resale and distribution to end customers and end users as well as ecosystem partners, such as accessory vendors or application developers, with whom we collaborate to promote our collective products to end customers and end users;

•	“customers” refers generally to channel partners and end customers as well as end users who may have purchased products from us directly or received them through a channel partner or end customer;

•

“end customers” refers to enterprises, organizations or other entities that purchase our products through channel partners or directly from us and deploy those products among their task workers for use in the field or workplace; and

•	“end users” refers to task workers who use our products in the field or workplace.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, “Sonim,” “Sonim Technologies, Inc.,” the “company,” “we,” “us” and “our” refer to Sonim Technologies, Inc. and its consolidated subsidiaries.

Overview

We are a leading U.S. provider of ultra-rugged mobile phones and accessories designed specifically for task workers physically engaged in their work environments, often in mission-critical roles. We currently sell our ruggedized mobile phones and accessories to three of the four largest wireless carriers in the United States—AT&T, Sprint and Verizon—as well as the three largest wireless carriers in Canada—Bell, Rogers and Telus Mobility. Our phones and accessories connect workers with voice, data and workflow applications in two end markets: industrial enterprise and public sector.

Task workers in these end markets have historically been limited to pen and paper and single-purpose electronic devices, such as barcode scanners, location-tracking devices and sensors, to accomplish specific daily tasks. These single-purpose devices have historically run on proprietary networks, such as land mobile radio, or LMR, networks, which enable push-to-talk, or PTT, services for voice communications. We provide Android-based devices that consolidate and integrate multiple functions into a single ruggedized solution running on commercial wireless networks at a total cost of ownership that we believe is significantly lower than comparable offerings with improved productivity and safety of task workers.

Our solutions fall into three main categories: (i) ultra-rugged mobile phones based on the Android platform that are capable of attaching to both public and private wireless networks, (ii) industrial-grade accessories and (iii) cloud-based software and application services. End customers of our solutions include construction, energy and utility, hospitality, logistics, manufacturing, public sector and transportation entities that primarily purchase our phones and accessories through their wireless carriers. All of our devices run on the Android operating system, providing a familiar and intuitive user interface, and our smartphones have access to a library of millions of applications available through the Google Play Store. We have also implemented dozens of application programming interfaces, or APIs, specific to our mobile phones and have partnered with over 800 application developers to create a purpose-built experience for our end users using these applications on our mobile phones.

As of January 2019, we were the only privately held mobile phone provider to have a stocked product with three of the four largest U.S. wireless carriers: AT&T, Sprint and Verizon, meaning that these carriers test and certify our mobile phones on their networks and maintain inventory in their warehouses that they then sell through their enterprise and retail sales teams to end customers, often on a subsidized or financed basis.

We enter into master sales arrangements with the majority of our channel partners (including channel partners contributing over 90% of our total revenues for the year ended December 31, 2018) under which our partners purchase our solutions for distribution on a purchase order basis. Under these arrangements, we and the channel partners determine sales channel distribution in connection with pricing (including any discounts and price protection) and positioning of each particular mobile device product. We also offer customer incentives in the form of funds used for channel marketing, as well as other limited promotional incentives, such as sales volume incentives, in exchange for retail price reductions. We may also offer non-recurring engineering, or NRE, services in the form of third-party design services relating to the design of materials and software licenses used in the manufacturing of our products.

Our Industry

Communication, productivity and safety among task workers has always been a central requirement in business-critical and mission-critical environments. Organizations with remote and disparate workers—from police and firefighters to construction, oil rig and manufacturing workers—need an extremely durable solution that provides reliable and secure voice, data and workflow applications.

Ruggedized mobile phones are well-suited for industrial enterprise and other critical infrastructure applications due to their durability and functionality in a range of environments. Equipping workers with smarter mobile phones also enables more efficient communication with and between field employees, and enhances the information that decision-makers use to deploy resources within their organizations.

Industrial Enterprise Market Opportunity

We estimate that in the United States and Canada in 2018, there were 37.6 million task workers across verticals in our industrial enterprise end markets who could benefit from our solutions, including construction, energy and utility, facilities management, manufacturing and transportation and logistics. The extreme durability and enhanced voice and text communication capabilities of our devices enable these workers to be stationed in remote and hazardous environments, while remaining connected to their central command center at all times.

Public Sector Market Opportunity

Mobile phones enable public safety officers to gather real-time information collected across multiple systems and to respond and react to changing circumstances. Following the tragic events of September 11, 2001, Congress, U.S. public safety agencies and other critical infrastructure entities took action to ensure that the mobile phones of first responders remain fully functional and interoperable at all times. The establishment of a nationwide public safety broadband network, or FirstNet, in 2017 and other public safety-focused mobile networks has created a significant opportunity for us to be the leading mobile solution provider for public sector task workers.

Our Ruggedized Solution

•

Durability and reliability. Our mobile phones can withstand a variety of harsh environments and are supported by our industry-leading three-year comprehensive manufacturer’s warranty, which includes physical damage. Key features of our rugged devices include: (i) puncture, shock, pressure and impact resistance, (ii) waterproof and dustproof construction, (iii) dual-shift battery life, (iv) extra-loud audio, (v) glove-friendly design, (vi) operational in and resistant to extreme temperatures, and (vii) chemical resistance.

•

Increased communication and visibility through an enterprise. Our solutions are used to track locations, update and manage various tasks and enable communication with and between task workers. In addition, our devices are specifically designed to capture, store and analyze multiple data types for enterprise needs, enabling them to make timely and more informed decisions.

•

Enhanced functionality through software and hardware configurations. Our solutions allow end customers and task workers to customize our mobile phones using Android-based applications and vertical-specific accessories to address their varying needs. Enterprises and agencies can leverage the millions of applications available on the Google Play Store, our dozens of device-specific APIs, and our industrial accessories to create a purpose-built solution to meet the specific use cases of their task workers.

•

Ease of use. Our devices are designed to look and function similarly to the latest generation of consumer-focused mobile phones with additional features for various enterprise-specific purposes, and also run on the

Android operating system which has a familiar and intuitive interface. They provide familiar characteristics to many single-purpose devices, such as dedicated physical buttons for PTT and barcode scanning, and offer a simplified user interface, which helps minimize the learning curve for task workers who are transitioning from LMR or data capture devices.

•

Consolidation of devices. By combining commonly-used applications and functionality into one ruggedized device with the option for add-ons, enterprises can reduce the need for multiple, single-purpose devices. We believe that replacing outdated single-purpose devices with a Sonim device can enhance fleets’ mobility and economically streamline equipment updates or replacements.

Our Strategy

•

Invest in sales channel partnerships and brand marketing to drive sales. We intend to continue to invest in our channel partnerships to further penetrate the industrial enterprise and public sector markets we target by leveraging their large direct sales forces. We are also increasing our investment in marketing the Sonim brand and our solutions to end customers in these target markets. In doing so, we believe that we will be able to raise brand awareness, deepen existing channel partnerships, and acquire and retain new channel and end customers of our solutions.

•

Position Sonim as the leading solution for the public sector. We intend to leverage the large-scale deployment of our solutions over dedicated LTE networks in the public safety market to further position us as a trusted solution within the cities that we serve. As public safety agencies continue to shift to these dedicated LTE networks, we intend to deliver mobility solutions to increase security, safety and efficiency across their cities.

•

Expand our subscription-based products and services. We intend to expand our cloud-based software platform to (i) deploy value-added applications like Sonim Scan, which integrates a barcode scanning engine with the native camera on our XP8 device, (ii) be the launching point for third-party application providers and (iii) provide data analytics and reporting to our end customers. We intend to continue investing in the capabilities of our software platform to create and expand subscription-based products and services for our end customers.

•

Expand internationally. We are exploring public safety infrastructure projects in Australia and Europe. We will continue to invest in and expand our international sales teams to address the needs of the agencies involved and their wireless carriers that are expected to build public safety wireless networks similar to those being deployed in North America.

•	Expand into adjacent target markets. We intend to market our solutions in large adjacent vertical end markets, such as retail enterprises and additional agencies within the federal government.

Our Target Markets

Our ruggedized mobility solutions are designed for two end markets: industrial enterprise and public sector. For the industrial enterprise, our target markets include: (i) construction, (ii) energy and utility, (iii) facilities management, (iv) manufacturing and (v) transportation and logistics. For the public sector, our target markets include (i) public safety and (ii) federal government.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have not been profitable in recent years and may not achieve or maintain profitability in the future.

•

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

•

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted and we may not be able to expand into other markets.

•

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

•	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

•	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

•

We are required to undergo a lengthy customization and certification process for each wireless carrier customer, which increases our operating expenses, and failure to obtain such certification would adversely impact our results of operations and financial condition.

•

If we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

•	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

•

In 2017 and 2018, approximately 76% and 80%, respectively, of our revenues were derived from our top five channel partners. The loss of, or significant reduction in orders from, any of these channel partners could significantly reduce our revenues and adversely impact our operating results.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, and public conference calls and webcasts.

Corporate Information

We were incorporated in Delaware in August 1999 as NaviSpin.com, Inc. In December 2001, we changed our name to Sonim Technologies, Inc. Our principal executive offices are located at 1875 South Grant Street, Suite 750, San Mateo, California 94402 and our telephone number is (650) 378-8100. Our website address is www.sonimtech.com. Our website and the information contained therein or accessible through it is not incorporated into this prospectus or the registration statement of which it forms a part.

“Sonim,” the Sonim logo and other trademarks or service marks of Sonim appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and related requirements that are otherwise generally applicable to public companies. These reduced requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date we qualify as a large accelerated filer under the rules of the SEC, which means the market value of our shares of common stock that is held by non-affiliates with at least $700.0 million as of the prior June 30th; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some or all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock offered by us	shares

Over-allotment option to purchase additional shares of common stock	We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock. We will not receive any proceeds from any sale of our shares of common stock in this offering by the selling stockholders.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option to purchase additional shares in full, assuming an initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures and funding our growth strategies. We may also use a portion of the net proceeds from the offering to prepay principal amounts outstanding and accrued interest under the B. Riley Convertible Note, including prepayment penalties. See “Use of Proceeds.”

Proposed Nasdaq trading symbol	“SONM”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our common stock.

The number of shares of common stock that will be outstanding immediately after this offering is based on 15,591,357 shares of common stock outstanding as of December 31, 2018, and excludes:

•

1,099,278 shares of common stock issuable upon the conversion of 75% of the aggregate principal amount and accrued interest outstanding as of December 31, 2018 under the subordinated secured convertible promissory note issued to B. Riley Principal Investments, LLC, or the B. Riley Convertible Note;

•	156,294 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2018 with a weighted-average exercise price of $0.19 per share;

•	1,320,197 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $0.77 per share;

•

455,557 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, as amended, or the 2012 Plan, as of December 31, 2018, which shares will cease to be available for issuance at the time our 2019 Equity Incentive Plan, or the 2019 Plan, becomes effective in connection with this offering;

•	shares of our common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•

                 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, or ESPP, which will become effective upon the execution of the underwriting agreement for this offering as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the one-for-fifteen reverse stock split for our common stock effected in November 2018;

•	the conversion of each share of our then-outstanding preferred stock to one share of our common stock effected in November 2018, or the Share Conversion;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will be in effect upon the completion of this offering;

•	no exercise of outstanding options or warrants subsequent to December 31, 2018; and

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock from us and the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summary is our consolidated financial and other data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

	Year Ended December 31,
	2017	2018
	(in thousands, except per share data)

Statements of Income Data:
Net revenues	$59,031	$135,665
Cost of revenues	38,720	87,576

Gross profit	20,311	48,089
Operating expenses	27,081	42,695

Income (loss) from operations	(6,770)	5,394
Interest expense	(820)	(1,828)
Change in fair value of warrant liability	(460)	(970)
Other expense, net	(335)	(565)

Income (loss) before income taxes	(8,385)	2,031
Income tax expense	(134)	(754)

Net income (loss)	(8,519)	1,277
Dividends on Series A, Series A-1 and Series A-2 preferred shares	(6,836)	(10,152)

Net loss attributable to common stockholders	$(15,355)	$(8,875)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(14.96)	$(2.57)

Weighted average common stock outstanding	1,026,616	3,447,283

Other Data:
Net cash provided by (used in) operating activities	$(8,906)	$3,861
Net cash used in investing activities	(999)	(2,545)
Net cash provided by financing activities	4,418	10,152
Adjusted EBITDA(2)	(5,685)	6,931

(1)	See Note 1 to our consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per share.

(2)

Adjusted EBITDA is defined by us as net income (loss), adjusted to exclude the impact of stock-based compensation expense, depreciation and amortization, interest expense, net, income tax expense and change in fair value of warrant liability. Adjusted EBITDA is not a recognized term under U.S. GAAP and should not be considered as an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP.

We believe that Adjusted EBITDA provides useful information to investors about us and our financial condition and results of operations for the following reasons: (i) Adjusted EBITDA is a key measure used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital;

•	Adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments; and

•	other companies in our industry may define and/or calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations and accomplish our business plans.

The following table provides a reconciliation of net income (loss), the most closely comparable U.S. GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,
	2017	2018
	(in thousands)
Net income (loss)	$(8,519)	$1,277
Depreciation and amortization	1,316	1,850
Stock-based compensation	104	252
Interest expense	820	1,828
Change in fair value of warrant liability (1)	460	970
Income tax expense	134	754

Adjusted EBITDA	$(5,685)	$6,931

(1)

Prior to the Share Conversion (including the conversion of preferred stock issuable upon exercise of warrants), the fair value of outstanding warrants to purchase preferred stock was subject to periodic remeasurement, and any change in fair value was recognized as a change in fair value of warrant liability.

	As of December 31, 2018
	Actual	As Adjusted (1)(2)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$13,049	$
Working capital	15,668
Total assets	67,345
Total liabilities	62,216
Stockholders’ equity	5,129

(1)

The as adjusted balance sheet data further reflects our receipt of net proceeds from the sale of                 shares of common stock by us at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately

$ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of our common stock would increase or decrease the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. There are many risks that affect our business and results of operations, some of which are beyond our control. If any of the following risks actually occur, our business, financial condition or operating results could be significantly harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. Additional risks that we do not yet know of or that we currently think are immaterial may also affect our business and results of operations.

Risks Related to Our Business

We have not been profitable in recent years and may not achieve or maintain profitability in the future.

We have incurred significant net losses since 2013, including a net loss of $8.5 million in the year ended December 31, 2017. As of December 31, 2018, we had an accumulated deficit of $143.5 million. While we have experienced stronger revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales of our products to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively impact our future operating results if our revenues do not increase. In particular, we expect to continue to expend substantial financial and other resources on:

•	research and development related to our solutions, including investments in our engineering and technical teams;

•	expansion of our sales and marketing efforts;

•	general and administrative expenses, including legal and accounting expenses preparing for and related to being a public company; and

•	continued expansion of our business.

These investments may not result in increased revenues or growth in our business. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If we are unable to increase our revenues at a rate sufficient to offset the expected increase in our costs, our business, operating results and financial position may be harmed, and we may not be able to achieve or maintain profitability over the long term.

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

A substantial majority of our revenues are generated through sales by our channel partners, which are primarily wireless carriers who sell our phones through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed.

We enter into master sales arrangements with the majority of our channel partners (including channel partners contributing over 90% of our total revenues for the year ended December 31, 2018) under which our partners purchase our products for distribution on a purchase order basis. While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. Our sales arrangements also generally include technical performance standards for our mobile phones and accessories sold, which vary by channel partner. If a technical issue with any of our covered products exceeds certain preset failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

Our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, typically in exchange for retail price reductions or contributions of funds for marketing purposes; however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies. Additionally, some of our master agreements with our wireless carrier customers contain most “favored nation” clauses. These clauses typically provide that if we enter into an agreement with another wireless carrier or customer on more favorable terms, we must offer some of those terms to our existing wireless carrier customers. These provisions may obligate us to provide different, more favorable, terms to our existing wireless carrier customers, which could, if applied, result in lower revenues or otherwise adversely impact our business, financial condition and results of operations.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to LMR solutions or other competitive alternatives to our phones. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Bullitt Mobile Ltd. and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola Solutions, Inc., or MSI, and Tait International Limited. For the Data Capture and RFID portion of our product offerings, competitors include companies that provide a broad portfolio of barcode scanning products that are suitable for the majority of global market applications, such as Datalogic USA, Inc., Honeywell International Inc., Panasonic Corporation and Zebra Technologies Corporation.

We cannot assure we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. For example, in 2018, we recalled one batch of our XP8 devices from two wireless carriers due to manufacturing defects. Defects in our products may result in a loss of sales, delay in market acceptance and injury to our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

•	accelerate the adoption of our solutions by new end customers;

•	expand into new vertical markets;

•	develop and deliver new products and services;

•	increase awareness of the benefits that our solutions offer; and

•	expand our international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our detection equipment and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

We are required to undergo a lengthy customization and certification process for each wireless carrier customer, which increases our operating expenses, and failure to obtain such certification would adversely impact our results of operations and financial condition.

Each wireless carrier requires each of our devices to complete a thorough technical acceptance process before it can be stocked and sold. Such acceptance processes impose rigorous and complex requirements on our devices, which result in a lengthy testing and certification process, during which we incur substantial operating expenses related to the wireless carrier’s technical acceptance of our devices. The acceptance processes and related costs to us vary across carrier customers depending on carrier size and level of customization required. During the two year period ended December 31, 2018, we incurred between $0.2 million and $1.1 million in operating expenses related to customization costs and between $0.4 million and $1.7 million in operating expenses related to certification and acceptance costs per device for our five largest wireless carrier customers. Generally, the certification process commences within one to three months of product concept development. During this development stage, certain carriers provide a technology roadmap and target demographics, allowing us to define product specifications to meet carrier goals, while other carriers provide defined specifications and preferred price points. Once we receive approval of a product concept by the carrier, we and the carrier advance the product to the development stage. When the product is close to being a functioning model, we commence internal quality assurance processes and field testing, which may include third-party lab testing, in-market field testing and interoperability testing. Finally, as the last step in the testing phase, the wireless carrier typically conducts testing itself, following which the product may be certified and stocked. The entire process can last from six to 18 months depending on the particular wireless carrier and type of device. Any delay in the acceptance process or failure to satisfy the device certification requirements would affect our ability to bring products to market and adversely impacts our results of operations and financial condition.

If we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. For example, in 2018, one of our suppliers became insolvent and ceased all production, requiring us to seek alternative supply of complex components in a very short time frame. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

•	evolving industry standards;

•	frequent new product and service introductions;

•	evolving distribution channels;

•	increasing demand for customized product and software solutions;

•	rapid competitive developments; and

•	changing customer demands.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

In 2017 and 2018, approximately 76% and 80% of our revenues, respectively, were derived from our top five customers. We expect our revenues to continue to be heavily concentrated among our top customers, and the loss of, or significant reduction in orders from, any of these customers could significantly reduce our revenues and adversely impact our operating results.

Historically, our revenues have been concentrated among a very small number of customers. In fiscal year 2017 and 2018, our top five wireless carriers customers accounted for approximately 76% and 80% of our revenues, respectively. In 2018, three of the four largest U.S. wireless carriers, and the three largest Canadian wireless carriers, began stocking our entire next generation product portfolio for the first time in our history following their certification of our products, resulting in significant revenue concentration among these few carriers. In addition to the certification and stocking of our products by these wireless carriers, revenue increased among such wireless carriers as a result of increases in awareness of our brand among end users and end customers over the past several years, new product launches and an increased focus by carriers such as AT&T and Verizon on dedicated public safety networks, including FirstNet. We expect our revenues to remain heavily concentrated among these top wireless carriers, and we will be substantially dependent on these wireless carriers continuing to purchase and promote our products to their sales channels as well as customer demand for devices and services from these wireless carriers (factors over which we do not have any control). The loss of one or more of these significant customers, or reduced demand or purchases from these significant customers, would result in significant harm to our revenues and results of operation, and our growth could be limited.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR and PTT, to smartphone and LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products, including machined parts, injection molded plastic parts, printed circuit boards and other miscellaneous custom parts for our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future. For example, in 2018, we experienced a shortage in supply of a camera part from one of our suppliers for our XP8 phone, which resulted in delays in delivery of completed XP8 phones to certain of our channel partners.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on a small number of wireless carriers to distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. As such, our operating expenses related to end-customer marketing efforts have historically been very small, representing less than 1.0% of our total sales and marketing expenses during fiscal year 2018. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within are target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel.

We maintain “key person” insurance only for our Chief Executive Officer and do not maintain such insurance for any other member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current phones or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

Our existing IT systems may not be adequate to manage our growth, and our implementation of updated IT systems could result in significant disruptions to our operations.

Our existing IT systems may be inadequate to manage our growth, and we are planning to implement various upgrades to our enterprise resource planning, or ERP, systems, as well as other complementary IT systems, over the next several years. Implementation of these solutions and systems is highly dependent on coordination of numerous software and system providers and internal business teams. The interdependence of these solutions and systems is a significant risk to the successful completion of the initiatives and the failure of any one system could have a significant adverse impact on the implementation of our overall IT infrastructure. We may experience difficulties as we transition to these new or upgraded systems and processes, including loss or corruption of data, delayed shipments, decreases in productivity as our personnel and third-party providers implement and become familiar with new systems, increased costs and lost revenues.

In addition, transitioning to these new systems requires significant capital investments and personnel resources. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt our operations and have a significant adverse impact on our capital resources, financial condition, results of operations or cash flows. Implementation of this new IT infrastructure has a significant impact on our business processes and information systems across a significant portion of our operations. As a result, we will be undergoing significant changes in our operational processes and internal controls as our implementation progresses, which in turn will require significant change management, including recruiting and training of qualified personnel. If we are unable to successfully manage these changes as we implement these systems, including harmonizing our systems, data, processes and reporting analytics, our ability to conduct, manage and control routine business functions could be negatively affected and significant disruptions to our business could occur. In addition, we could incur material unanticipated expenses, including additional costs of implementation or costs of conducting business. These risks could result in significant business disruptions or divert management’s attention from key strategic initiatives and have a significant adverse impact on our capital resources, financial condition and results of operations.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Our business is difficult to evaluate because we have a limited operating history in our markets.

We have a limited operating history based on which you can evaluate our present business and future prospects. For example, in March 2018, we launched our XP5s and XP8 phones in the public safety market and also have limited operating history in the industrial enterprise market. Because of this limited operating history, we face challenges in predicting our business and evaluating its prospects. These challenges present risks and uncertainties relating to our ability to implement our business plan successfully. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by newly-public companies that have recently launched a new product into a new market. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be significantly harmed.

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in China and India. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

•	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

•	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

•	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

•	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

•	violations of privacy and data security laws could result in large fines and penalties;

•

tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations;

•	adverse changes in, or uncertainty of, local business laws or practices, including the following:

•	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

•	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

•

political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

•	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

•	staffing may be difficult along with higher turnover at international operations;

•	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

•	transportation delays and customs related delays that may affect production and distribution of our products; and

•	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business and the proceeds from this offering, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in high-volume commercial production of our devices. For example, we launched our first high-volume products in March 2018. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

Our ability to use our net operating losses to offset future taxable income will be subject to certain limitations.

As of December 31, 2018, we had U.S. federal and state net operating loss carryforwards, or NOLs, of $24.4 million and $9.6 million, respectively, due to prior period losses, a portion of which expire in various years beginning in 2035 and 2032, respectively, if not utilized. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, or the Tax Act, the amount of post 2017 NOLs that we are permitted to deduct from U.S. federal income taxes in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The Tax Act generally eliminates the ability to carry back any NOL to prior taxable years, while allowing post 2017 unused NOLs to be carried forward indefinitely without expiration. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future U.S. government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products in to our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. For example, our corporate headquarters is located in the San Francisco Bay Area, a region known for seismic activity. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which will become effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

•	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

•	unanticipated costs, taxes, litigation and other contingent liabilities;

•

continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

•	adverse impacts on existing business relationships with suppliers and customers;

•	cannibalization of revenues as customers may seek multi-product discounts;

•	risks associated with entering into markets in which we have no, or limited, prior experience;

•	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

•	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

•	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

•	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

•	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

The effects of the Tax Cuts and Jobs Act on our business have not yet been fully analyzed and could harm our results of operations.

On December 22, 2017, U.S. President Donald Trump signed into law the Tax Act that significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal corporate income tax rate, imposes significant additional limitations on the deductibility of interest, allows for the accelerated expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to analyze the impact that the Tax Act may have on our business. Notwithstanding the reduction in the U.S federal corporate income tax rate, the overall impact of the Tax Act is uncertain, and our business and financial condition could be harmed.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patents, patent applications, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. For example, we have entered into worldwide intellectual property cross license agreements or other technology license agreements with a number of global technology companies in the mobile telecommunications market. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks Related to this Offering and Our Common Stock

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	sales, or anticipated sales, of large blocks of our stock;

•	issuance of new or changed securities analysts’ reports or recommendations;

•

failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	changes in accounting principles or methodologies;

•	acquisitions by us or by our competitors;

•	litigation and governmental investigations; and

•	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The initial public offering price of our common stock may not accurately reflect its future market performance.

The initial public offering price of our common stock has been determined based on negotiations between the underwriters, us and the selling stockholders. The initial public offering price may not be indicative of future market performance and may bear no relationship to the price at which our common stock will trade.

An active market for our common stock may not develop, which may inhibit the ability of our stockholders to sell common stock following this offering.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The Nasdaq Stock Market LLC, or Nasdaq, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon consummation of this offering (based on shares outstanding as of                 , 2019), our executive officers and directors, together with entities affiliated with such individuals, along with our two other largest stockholders, will beneficially own approximately     % of our common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions after this offering. This concentration of ownership could delay or prevent a change in control of the Company.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Based on an

assumed initial public offering price of $                  per share (which is the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2018, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $                per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

Immediately prior to the consummation of this offering, we expect to have approximately                outstanding stock options to purchase our common stock with exercise prices that are below the assumed initial public offering price of our common stock. To the extent that these options are exercised, there will be further dilution.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have outstanding                 shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares, and options to purchase                 shares of our common stock, based on our shares and options to be outstanding as of immediately prior to the consummation of this offering. Our directors, executive officers and other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed, up to                  additional shares will be eligible for sale in the public market.

In addition, the holders of                shares of common stock (without giving effect to the sale of shares in this offering by the selling stockholders to the extent the underwriters exercise their option to purchase additional shares) will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Further, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2019 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing, and shares registered under such registration statements will be available for sale in the open market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or upon registration of our common stock on Form S-8. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or describe us or our business in a negative manner, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

The timing and amount of our use of the proceeds from this offering will be based on many factors, including the amount of our cash flows from operations and the anticipated growth of our business. Our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

If we fail to maintain proper and effective internal controls or are unable to remediate any deficiencies or weaknesses in our internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. Section 302 of the Sarbanes-Oxley Act requires, among other things, that we report on the effectiveness of our disclosure controls and procedures in our quarterly and annual reports and, beginning with our annual report for the year ending 2020, Section 404 of the Sarbanes-Oxley Act requires that we perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. With respect to the year ended December 31, 2018, we identified two material weaknesses in our internal controls over financial reporting related to accounting for revenue recognition and inventory reporting. Although we are making efforts to remediate these issues, these efforts may not be sufficient to avoid similar material weaknesses in the future.

If the material weakness in our internal controls is not fully remediated or if additional material weaknesses are identified, those material weaknesses could cause us to fail to meet our future reporting obligations, reduce the market’s confidence in our financial statements, harm our stock price and subject us to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. In addition, our common stock may not be able to remain listed on Nasdaq or any other securities exchange. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a significant adverse impact on our results of operations, financial condition or business.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, we have elected under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Some provisions of Delaware law and our certificate of incorporation and bylaws may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

Our certificate of incorporation and bylaws provide for, among other things:

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice requirements for stockholder proposals; and

•	certain limitations on convening special stockholder meetings.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

Additionally, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. Under our amended and restated certificate of incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, jurisdiction over which is exclusively vested by statute in the U.S. federal courts. This exclusive choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a significant impact on our business, financial condition and results of operations.

Our amended and restated certificate of incorporation will designate the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We may be unable to enforce these provisions.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision. The Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, we would seek to enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation, which would result in additional costs and divert management. If we face relevant litigation and are unable to enforce these provisions, we may incur additional costs associated with resolving such matters in other jurisdictions, which could harm our business, financial condition, or results of operations.

You should not rely upon our forward-looking statements.

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenues, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, including reliance on our carrier distribution channels, significant competition and seasonality in our business, which makes our future results difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

•	the expansion of our customer base;

•	the renewal of sales arrangements with, and expansion of coverage areas by, existing channel partners;

•	the size, timing and terms of our sales to both existing and new channel partners;

•	the introduction of products or services that may compete with us for the limited funds available to our customers, and changes in the cost of such products or services;

•	changes in our customers’ and potential customers’ budgets;

•	our ability to control costs, including our operating expenses;

•	our ability to hire, train and maintain our direct sales force;

•	the timing of satisfying revenue recognition criteria in connection with initial deployment and renewals;

•	fluctuations in our effective tax rate; and

•	general economic and political conditions, both domestically and internationally.

Any one of these or other factors discussed elsewhere in this prospectus may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

In addition, we have experienced, and expect to continue to experience, first quarter seasonality due, among other things, to customer capital spending patterns and the timing of our planned expenses. Such seasonality could have a significant adverse impact on our results of operations, particularly for our quarters ending March 31.

Because of the fluctuations described above, our ability to forecast revenues is limited and we may not be able to accurately predict our future revenues or results of operations. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely impact our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenues, cost of revenues, gross profit, operating expenses, ability to continue to generate positive cash flow, and ability to be profitable;

•	anticipated trends, such as the use of and demand for our products;

•	our ability to attract and retain customers to purchase and use our products;

•	our ability to attract wireless carriers as customers for our products;

•	the evolution of technology affecting our products and markets;

•	our ability to introduce new products and enhance existing products;

•	our ability to successfully enter into new markets;

•	our ability to maintain existing market share;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to effectively manage our growth and future expenses and maintain our corporate culture;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. You should not place undue reliance upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports. We believe that these external sources and estimates are reliable, but have not independently verified them.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full, based upon an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from any sale of shares in this offering by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of our common stock offered by us would increase or decrease the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ equity by approximately $         million, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and thereby enable access to the public equity markets for our employees and stockholders and increase our visibility in the marketplace. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures and funding our growth strategies. We may use a portion of the net proceeds to prepay principal amounts outstanding and deferred accrued interest under the B. Riley Convertible Note (including a prepayment penalty of up to 2.0% of the outstanding principal amount prepaid, which fee is waived if the total outstanding principal amount following prepayment does not fall below $10.0 million). The B. Riley Convertible Note has an interest rate of 10.0% per year, matures on September 1, 2022, and had an outstanding principal balance, including deferred accrued interest, of $13.0 million as of December 31, 2018. We may also use a portion of the net proceeds to acquire or invest in complimentary businesses, although we currently have no agreements or understandings with respect to any such acquisitions or investments. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade investments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock. Any future determinations relating to our dividends and earning retention policies will be made at the discretion of our board of directors, who will review such policies from time to time in light of our earnings, cash flow generation, financial position, results of operations, the terms of our indebtedness and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2018 on an:

•	actual basis;

•

as adjusted basis giving effect to the issuance and sale by us of                 shares of our common stock in this offering by us based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only of our capitalization following the closing of this offering and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2018
	Actual	As Adjusted
Cash and cash equivalents	$13,049	$

Long-term debt	$13,510	$
Stockholders’ equity:
Common stock, $0.001 par value per share, 100,000,000 shares authorized, 15,591,357 shares outstanding, actual; shares authorized and shares outstanding, pro forma; and shares outstanding, pro forma as adjusted	15
Additional paid-in capital	148,641
Accumulated deficit	(143,527)
Total stockholders’ equity	5,129

Total capitalization	$18,639	$

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of our common stock offered by us would increase or decrease, respectively, the as adjusted amount of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assumed an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option were exercised in full, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, total capitalization and shares of our common stock outstanding as of December 31, 2018 would be $        , $        , $        , $         and         , respectively.

The as adjusted column in the table above, is based on 15,591,357 shares of common stock outstanding as of December 31, 2018, and excludes:

•	1,099,278 shares of common stock issuable upon the conversion of 75% of the aggregate principal amount and accrued interest outstanding as of December 31, 2018 under the B. Riley Convertible Note;

•	156,294 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2018 with a weighted-average exercise price of $0.19 per share;

•	1,320,197 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $0.77 per share;

•

455,557 shares of common stock reserved for future issuance under the 2012 Plan, as of December 31, 2018, which shares will cease to be available for issuance at the time the 2019 Plan, becomes effective in connection with this offering;

•	shares of our common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•

                 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of common stock reserved for issuance under the ESPP, which will become effective upon the execution of the underwriting agreement for this offering as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding.

Our net tangible book value of our common stock as of                 was $                million, or $                per share, based on the total number of shares of our common stock outstanding as of                 .

After giving effect to the receipt of the net proceeds from our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of                 , would have been $                million, or $                per share. This represents an immediate increase in as adjusted net tangible book value of $                per share to our existing stockholders and immediate dilution of $                per share to investors purchasing our common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2018	$
Increase in net tangible book value (deficit) per share attributable to new investors purchasing shares in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our as adjusted net tangible book value per share after this offering by $                per share and the dilution to new investors by $                per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of our common stock offered by us would increase or decrease, respectively, the as adjusted net tangible book value by $                per share and the dilution to new investors by $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after giving effect to this offering would be $                per share, and the dilution in as adjusted net tangible book value per share to new investors in this offering would be $                per share.

The following table presents, on an as adjusted basis, as of December 31, 2018:

•	the total number of shares of our common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•	the total consideration paid or to be paid to us by our existing stockholders and by new investors purchasing shares in this offering; and

•

the average price per share paid or to be paid by existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the total consideration paid by new investors by $         million and increase or decrease, respectively, the total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon the closing of this offering.

The dilution information above is for illustration purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

The number of shares of common stock that will be outstanding immediately after this offering is based on 15,591,357 shares of common stock outstanding as of December 31, 2018, and excludes:

•	1,099,278 shares of common stock issuable upon the conversion of 75% of the aggregate principal amount and accrued interest outstanding as of December 31, 2018 under the B. Riley Convertible Note;

•	156,294 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2018 with a weighted-average exercise price of $0.19 per share;

•	1,320,197 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $0.77 per share;

•

455,557 shares of common stock reserved for future issuance under the 2012 Plan, as of December 31, 2018, which shares will cease to be available for issuance at the time the 2019 Plan, becomes effective in connection with this offering;

•	shares of our common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•

                 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of common stock reserved for issuance under the ESPP, which will become effective upon the execution of the underwriting agreement for this offering as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that additional options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Sonim Technologies, Inc. should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The consolidated statement of income data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

	Year Ended December 31,
	2017	2018
	(in thousands, except per share data)

Statements of Income Data:
Net revenues	$59,031	$135,665
Cost of revenues	38,720	87,576

Gross profit	20,311	48,089
Operating expenses	27,081	42,695

Income (loss) from operations	(6,770)	5,394
Interest expense	(820)	(1,828)
Change in fair value of warrant liability	(460)	(970)
Other expense, net	(335)	(565)

Income (loss) before income taxes	(8,385)	2,031
Income tax expense	(134)	(754)

Net income (loss)	(8,519)	1,277
Dividends on Series A, Series A-1 and Series A-2 preferred shares	(6,836)	(10,152)

Net loss attributable to common stockholders	$(15,355)	$(8,875)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(14.96)	$(2.57)

Weighted average common stock outstanding	1,026,616	3,447,283

Other Data:
Net cash provided by (used in) operating activities	$(8,906)	$3,861
Net cash used in investing activities	(999)	(2,545)
Net cash provided by financing activities	4,418	10,152

(1)	See Note 1 to our consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per share.

	As of December 31,
	2017	2018
Balance Sheet Data:
Cash and cash equivalents	$1,581	$13,049
Working capital	(664)	15,668
Total assets	30,247	67,345
Total liabilities	39,761	62,216
Stockholders’ equity (deficit)	(89,911)	5,129

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a leading U.S. provider of ultra-rugged mobile phones and accessories designed specifically for task workers physically engaged in their work environments, often in mission-critical roles. We currently sell our ruggedized mobile phones and accessories to three of the four largest wireless carriers in the United States—AT&T, Sprint and Verizon—as well as the three largest wireless carriers in Canada—Bell, Rogers and Telus Mobility. Our phones and accessories connect workers with voice, data and workflow applications in two end-markets: industrial enterprise and public sector.

We generate revenues from sales of our (i) mobile phones, (ii) industrial-grade accessories and (iii) beginning in 2019, cloud-based software and application services. We sell our mobile phones and accessories primarily to wireless carriers in both the United States and Canada, who then resell our products in conjunction with network services to end customers.

Our first mobile device was introduced and began shipping in low volumes in 2006, primarily in Europe, and in increasing volumes in 2012 in Canada through Bell. In late 2012, we first shipped to U.S. wireless carriers, AT&T and Sprint, but between 2012 and 2017, we had (i) only one or two mobile phones in our product portfolio being sold at any one time, (ii) only a handful of wireless carriers selling such phones and (iii) such phones being sold generally as a non-stocked product. In 2018, three of the four largest U.S. wireless carriers and the three largest Canadian wireless carriers certified certain of our products and decided to stock our entire next generation product portfolio, for the first time in our history, resulting in our revenues increasing by more than 100% from the year ended December 31, 2017 to the year ended December 31, 2018. Revenues have grown from $59.0 million for the year ended December 31, 2017 to $135.7 million for the year ended December 31, 2018. In addition to acceptance by these large wireless carriers of our product portfolio, expanded adoption of our mobile phones was driven by increases in awareness over the past several years following sales and marketing efforts directed at wireless carriers, new product launches and the increased focus by carriers, such as AT&T and Verizon on dedicated public safety networks, including FirstNet. We expect to continue unit sales volumes with these wireless carriers and anticipate launching additional products starting in 2019 following customization and certification processes.

Because our U.S. sales channel is primarily comprised of large wireless carriers, the number of customers that we sell to is limited. For the year ended December 31, 2018, approximately 86% of our revenues came from this channel and 80% came from our top five channel partner customers. For the year ended December 31, 2018, our smartphones accounted for approximately 66% of our revenues and our feature phones accounted for approximately 26% of our revenues.

To help control and manage the quality, cost and reliability of our supply chain, we directly manage the procurement of all final assembly materials used in our products, which include LCDs, housings, camera modules and antennas. In addition, we complete the final assembly of our devices in our Shenzhen, China facility.

To continue to develop differentiated products to attract and retain customers, we have made significant investments in research and development. While the hardware design of our devices remains generally the same for all wireless carriers, each product must be configured specifically to conform to the requirements of each carrier’s network, resulting in higher development expenses as the number of wireless carriers we sell through increases. In addition to the unique configurations, we must go through a technical acceptance process for each device at each wireless carrier before it can be stocked. The acceptance process for each device at each wireless carrier has historically cost up to $1.7 million. Since this task tends to be cyclical in nature, we employ third-party experts on a carrier-by-carrier and product-by-product basis to assist with this acceptance process.

Key Metrics

We review a variety of key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies. In addition to our financial results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our performance. We have not historically reviewed or tracked any metrics related to our mobile device accessories or cloud-based software and application services. Our revenues to date from accessories and services have been limited and do not account for a significant portion of our total revenues. As we develop and introduce new accessories and services to increase revenues related to these product areas, we will begin to review related metrics.

	Year Ended December 31,
	2017	2018
	(in thousands)
Smartphones	58	160
Feature Phones	88	151

Total Units Sold	146	311

Adjusted EBITDA	$(5,685)	$6,931
Adjusted Covenant EBITDA	$(5,339)	$7,480

Units Sold

We define units sold as the total number of devices delivered to our channel partner customers during the calendar year, including both smartphones and feature phones. We believe that our ability to increase the number of units sold is an indicator of our market penetration, the growth of our business and our potential future business opportunities.

Our smartphones include the XP6, XP7 and XP8 models, and our feature phones include the XP5 and XP5s (and in 2019, XP3) models.

Adjusted EBITDA and Adjusted Covenant EBITDA

We define Adjusted EBITDA as net income (loss) adjusted to exclude the impact of stock-based compensation expense, depreciation and amortization, interest expense, net, income tax expense and change in fair value of warrant liability. We define Adjusted Covenant EBITDA as Adjusted EBITDA further adjusted to exclude the impact of exchange rate changes. Adjusted EBITDA and Adjusted Covenant EBITDA are useful financial metrics in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business, such as certain material non-cash items and other adjustments such as stock-based compensation and changes in the fair value of the warrant liability. We use Adjusted Covenant EBITDA to periodically assess compliance with certain covenants and other provisions under our loan and security agreement, as amended from time to time, or the Loan Agreement, with East West Bank, or EWB.

We believe that Adjusted EBITDA and Adjusted Covenant EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provide useful information to investors regarding our performance and overall results of operations for various reasons, including:

•

non-cash equity grants made to employees at a certain price do not necessarily reflect the performance of our business at such time, and as such, stock-based compensation expense is not a key measure of our operating performance; and

•	costs associated with certain one-time events, such as changes in fair value of warrant liability, are not considered a key measure of our operating performance.

We use Adjusted EBITDA and Adjusted Covenant EBITDA:

•	as a measure of operating performance;

•	for planning purposes, including the preparation of budgets and forecasts;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies;

•	to periodically assess compliance with certain covenants and other provisions under the Loan Agreement;

•	in communications with our board of directors concerning our financial performance; and

•	as a consideration in determining compensation for certain key employees.

Adjusted EBITDA and Adjusted Covenant EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments; and

•	other companies in our industry may define and/or calculate these metrics differently than we do, limiting their usefulness as comparative measures.

Set forth below is a reconciliation from net income (loss) to Adjusted EBITDA and Adjusted Covenant EBITDA for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017	2018
	(in thousands)
Net income (loss)	$(8,519)	$1,277
Depreciation and amortization	1,316	1,850
Stock-based compensation	104	252
Interest expense	820	1,828
Change in fair value of warrant liability(1)	460	970
Income tax	134	754

Adjusted EBITDA	(5,685)	6,931
Exchange rate	346	549

Adjusted Covenant EBITDA	$(5,339)	$7,480

(1)

Prior to the Share Conversion (including the conversion of preferred stock issuable upon exercise of warrants), the fair value of outstanding warrants to purchase preferred stock was subject to periodic remeasurement, and any change in fair value was recognized as a change in fair value of warrant liability.

Factors Affecting Our Results of Operations

We believe that the growth and future success of our business depend on many factors. While these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Research and Development

We believe that our performance is significantly dependent on the investments we make in research and development and that we must continue to develop and introduce innovative new products on a two to three year cycle. While the hardware design of our devices is generally the same for all wireless carriers, each device must be configured to conform to the requirements of each wireless carrier’s network, resulting in higher development expenses as the number of wireless carriers we sell through increases. In addition to the design and configuration costs, each device must undergo a multi-month technical approval process at each carrier before it can be stocked. The approval process for each device for each carrier has historically cost up to $1.7 million. Prior to commencement of development of a product for certification, we generally do not receive any purchase orders or commitments. Following a carrier’s review of product concepts, we may receive a product award letter from that carrier to move forward with the development and certification process, at which time we may begin receiving advance purchase orders or commitments. Since the timing of when we seek technical approval with our wireless carriers tends to be cyclical in nature, quarter-over-quarter expenditures may vary significantly depending on the number of approvals in process during the quarter. If we fail to innovate and enhance our product offerings, our brand, market position and revenues may be adversely affected. If our research and development efforts are not successful, we will not recover these investments that we make.

New Customer Acquisitions

We are focused on continuing to acquire new customers, both in North America and overseas, to support our long-term growth. Historically, we have been dependent on a small number of wireless carriers distributing our products. We have invested, and expect to continue to invest, heavily in our sales and marketing efforts to drive new customer acquisition. In particular, a key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. We will also continue to invest in and expand our international sales teams. As a result, we expect our sales and marketing costs to increase as we seek to acquire new customers. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our sales and marketing resources.

Customer Concentration

While we have had success in achieving a stocked status for a number of our devices at several of the largest wireless carriers in the United States and Canada, our customer base is concentrated among a relatively small number of wireless carriers. In 2017 and 2018, our five largest customers accounted for 72% and 80% of our revenues, respectively. In 2018, each of Southern Linc and AT&T, and in 2017, each of AT&T, Bell and Ecom Instruments, accounted for at least 10% of our revenues. The demand from our wireless carriers for our products will depend on their resources committed to, and success in, marketing, selling and supporting our solutions compared to other products, including those of our competitors. As a result, our revenues from sales of our products through these wireless carriers may fluctuate period over period.

Seasonality

Historically, we have delivered the largest unit volumes in the third and fourth quarters of the year. We have chosen to introduce new products and features early in the calendar year to coincide with the wireless carriers’ product decision-making cycle. As a result, we tend to deliver the smallest unit volumes in our first quarter each year as old products are phased out and new products are released.

Components of Our Results of Operations

The following describes the line items set forth in our consolidated statements of operations.

Revenues

Revenues are recognized on the date that the customer receives the products sold. Any discounts, marketing development funds, product returns or other revenue reductions are treated as offsets to revenues, which is presented on a net basis. We have also historically entered into customer agreements with channel partners that include a combination of products and non-recurring engineering services, or NRE services. When a customer agreement includes NRE services which involve significant design modification and customization of the product software that is essential to the functionality of the hardware, revenues are also recognized according to the contractual milestones in the agreements. If a milestone is deemed non-substantive, we defer, if applicable, and recognize such non-substantive milestones over the estimated period of performance applicable to each agreement on a straight-line basis, as appropriate. All of our revenues are derived from a single segment.

Our customer agreements with channel partners set forth the terms pursuant to which our channel partners purchase our products for distribution on a purchase order basis. While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. However, while our channel partners provide us with demand forecasts under these sales arrangements, we are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). Our sales arrangements also generally include technical performance standards for our mobile phones and accessories sold, which vary by channel partner. If a technical issue with any of our covered products exceeds certain preset failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers.

We also offer our channel partners channel marketing and other limited promotional incentives, such as sales volume incentives, in exchange for retail price reductions. Under certain of our customer agreements, we may also offer NRE services in the form of third-party design services relating to the design of materials and software licenses used in the manufacturing of our products.

Cost of Revenues and Gross Profit/Gross Margin

Cost of revenues primarily consists of the following:

•

Direct costs consist of raw materials, supplies and sub-assemblies used in the production of our products. We purchase all materials and sub-assemblies from our supply chain directly and do all final assembly and testing at our facility in Shenzhen, China. Direct materials represent the majority of our direct manufacturing expenses.

•	Direct labor costs expended in the final assembly and testing of our products. Labor is charged to each product based on the actual time required to build that specific product.

•

Other direct costs related to the shipment of the final product to the customer, including such items as shipping costs, royalties on third-party technology included in the product, warranty cost accruals and packaging and handling costs.

•

Indirect manufacturing expense associated with producing our products, such as rent on production facilities, depreciation on production equipment and tooling, engineering and support salaries and other indirect manufacturing costs.

Gross profit is defined as revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of revenues. We expect that our gross margin may fluctuate from period to period, primarily as a result of changes in average selling price, revenue mix among our devices, and manufacturing costs. In addition, we may reserve against the value at which we carry our inventory based upon the device’s lifecycle and conditions in the markets in which we sell.

Operating Expenses

Our operating expenses consist of the following categories:

Research and development. Research and development expenses consist primarily of personnel-related expenses, including salaries, bonuses, stock-based compensation and employee benefits. Research and development expenses also include the costs of developing new products and supporting existing products. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications, as well as all costs associated with achieving technical acceptance with each product at each carrier. All research and development costs are expensed as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to expand our available solutions.

Sales and marketing. Sales expenses consist primarily of personnel-related expenses, including salaries, bonuses, stock-based compensation, commissions to independent sales representatives, travel costs and employee benefits, as well as field support and customer training costs. Marketing expenses include all social media and collateral print media, and brand development expenses. We expect our sales and marketing costs to increase in absolute dollars as we seek to expand our product lines and customer base and increase brand awareness with end customers.

General and administrative. General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, stock-based compensation, travel costs and employee benefits, as well as professional and consulting fees, legal fees, trade shows, depreciation expense and occupancy costs. We expect our general and administrative expenses to increase in absolute dollars as we expand our organization to better support our customers and our anticipated growth. Additionally, these expenses will increase as we establish the necessary infrastructure to operate effectively as a public company.

Income taxes. On December 22, 2017, the 2017 Tax Act was enacted into law. The Tax Act contains several key tax provisions that affect us, including the reduction of the corporate income tax rate to 21% that went effective on January 1, 2018. We are required to recognize the effect of the tax law changes in the period of enactment. As a result of the reduction in the federal corporate income tax rate, we recorded a non-cash deferred tax expense of approximately $4.1 million related to the remeasurement of our deferred tax assets, fully offset by our valuation allowance, in 2017.

On December 22, 2017, the Securities and Exchange Commission, or SEC, staff issued Staff Accounting Bulletin No. 118, or SAB 118, to address the accounting implications of the Tax Act. SAB 118 allows a company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Financial Accounting Standards Board, or FASB, staff has stated that if a private company entity applies SAB 118, it would be in compliance with GAAP. Subsequently, in May 2018, the FASB issued ASU 2018-05 – Income Taxes (Topic 740), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (SEC Update). The amendment represents changes to certain SEC material in Topic 740 for the income tax accounting implications of the Tax Act. The ASU was effective upon issuance. In accordance with SAB 118, we have determined that the $4.1 million of deferred tax remeasurement (offset by the our full valuation allowance) recorded in connection with the reduction of the U.S. corporate tax rate enacted as part of the Tax Act was a provisional amount and a reasonable estimate at December 31, 2017. No estimate was made and no provisional amounts were recorded in the consolidated financial statements for the impact of the Global Intangible Low-Taxed Income (GILTI) provision of the Tax Act at December 31, 2017. The GILTI provision imposes taxes on foreign earnings in excess of a deemed return on tangible assets. This tax is effective for us beginning in 2018. We have elected to treat GILTI related book-tax differences as a period cost. Additionally, in our valuation allowance analysis, we elected the Incremental Cash Tax Savings Approach in determining its U.S. valuation allowance with respect to the GILTI. As of December 22, 2018, we completed our assessment of the provisional amounts recognized within the one-year period provided by SAB 118, which did not result in significant changes.

Historically, we have operated at a net loss from operations and have accumulated approximately $24.4 million in federal net operating loss carryforwards as of December 31, 2018.

Results of Operations

Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018:

	Year Ended December 31,		Change (%)
	2017	2018
	(in thousands, except per share data)
Net revenues	$59,031	$135,665	129.8%
Cost of revenues	38,720	87,576	126.2

Gross profit	20,311	48,089	136.8

Operating expenses:
Research and development	13,008	23,247	78.7
Sales and marketing	7,361	12,228	66.1
General and administrative	6,712	7,220	7.6

Total operating expense	27,081	42,695	57.7

Income (loss) from operations	(6,770)	5,394	179.7
Interest expense	(820)	(1,828)	(122.9)
Change in fair value of warrant liability	(460)	(970)	(110.9)
Other expense, net	(335)	(565)	(68.7)

Income (loss) before income taxes	(8,385)	2,031	124.2
Income tax expense	(134)	(754)	(462.7)

Net income (loss)	$(8,519)	$1,277	115.0%

Total revenues. Total revenues increased by $76.7 million, or 129.8%, from $59.0 million for the year ended December 31, 2017 to $135.7 million for the year ended December 31, 2018. The increase in revenues can be attributed to (i) the introduction of two new phone products in the first quarter of 2018, the XP8 smartphone and the XP5s feature phone, comprising $98.3 million of revenues for the year ended December 31, 2018, and (ii) the acceptance of those two products as stocked phones at several of the major wireless carriers in both the United States and Canada, including AT&T, comprising $95.9 million of revenues for the year ended December 31, 2018. Total revenues from mobile phone sales to AT&T and Group O, a provider for AT&T, were $14.5 million and $54.4 million for the years ended December 31, 2017 and December 31, 2018, respectively. While we do not have access to specific end customer data from our wireless carriers, we believe that the 275% year-over-year growth in revenues derived from sales of mobile phones to AT&T was primarily attributable to the launch of our XP5s feature phone and XP8 smartphone as stocked products at AT&T as well as AT&T’s recent sales activities in the public sector with FirstNet.

Cost of revenues. Total cost of revenues increased $48.9 million, or 126.2%, from $38.7 million, or 65.6% of revenues, for the year ended December 31, 2017 to $87.6 million, or 64.6% of revenues, for the year ended December 31, 2018. This increase primarily resulted from the 113% increase in the total number of mobile phones sold from 146,000 units sold in 2017 to 311,000 units sold in 2018.

Gross profit and margin. Gross profit increased $27.8 million, or 136.8%, from $20.3 million, or 34.4% of revenues, for the year ended December 31, 2017 to $48.1 million, or 35.4% of revenues, for the year ended December 31, 2018. The increase in gross profit and margin primarily resulted from an increase in revenues from mobile phone sales by 145% for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Research and development. Research and development expenses increased by $10.2 million or 78.7%, from $13.0 million for the year ended December 31, 2017 to $23.2 million for the year ended December 31, 2018. The increase resulted primarily from development costs related to the design of the XP5s and the XP8 for multiple wireless carriers and the related certification costs. While the hardware design remains generally the same for all wireless carriers, each product must be configured specifically to conform to the technical requirements of each wireless carrier’s network, resulting in higher development expenses as the number of wireless carriers that we sell phones to increases.

Sales and marketing. Sales and marketing expenses increased by $4.8 million, or 66.1%, from $7.4 million for the year ended December 31, 2017 to $12.2 million for the year ended December 31, 2018. These expenses increased to support the year-over-year revenue growth in 2018, and resulted primarily from $1.8 million in additional marketing costs related to the launch of our new XP5s and XP8 products, an increase in salaries expense of $1.3 million primarily associated with an increase in headcount and bonuses and additional commissions of $1.0 million.

General and administrative. General and administrative expenses increased by $0.5 million, or 7.6%, from $6.7 million for the year ended December 31, 2017 to $7.2 million for the year ended December 31, 2018. The increase resulted from additional personnel and increased facility costs related to year-over-year revenue growth, including commencement of sales to multiple new carriers in 2018.

Interest expense/Other expense, net. Interest expense/other expense increased by $1.2 million, or 107.2%, from $1.2 million for the year ended December 31, 2017 to $2.4 million for the year ended December 31, 2018. The increase was due almost entirely to an increase in interest expense resulting from the issuance of the B. Riley Convertible Note, in October 2017. The original principal amount outstanding under the note was $7.0 million, which amount was increased to $12.0 million in March 2018. As of December 31, 2018, $13.0 million principal amount remained outstanding under the B. Riley Convertible Note, including $1.0 million of deferred accrued interest.

Net income (loss). We had a net loss of $8.5 million for the year ended December 31, 2017 and net income of $1.3 million for the year ended December 31, 2018, an increase in profitability of $9.8 million. The increase resulted from the increase in revenues and the corresponding increase in gross margin, partially offset by the increases in operating expenses discussed above.

Liquidity and Capital Resources

We had a working capital deficit of $0.7 million as of December 31, 2017 and a working capital surplus of $15.7 million as of December 31, 2018. The increase in working capital from December 31, 2017 to December 31, 2018 resulted primarily from cash generated from operations of $3.9 million, additional borrowing on the B. Riley Convertible Note of $5.0 million and the net proceeds from a private equity financing of shares of our common stock for an aggregate of $8.3 million in November 2018. Historically, we have funded operations from a combination of private equity financings, convertible loans from existing investors and borrowings under loan agreements. As of December 31, 2018, we had an aggregate of $13.0 million principal and deferred accrued interest outstanding under the B. Riley Convertible Note.

Under the B. Riley Convertible Note, we have borrowed $12.0 million aggregate principal amount on a subordinated secured basis. Borrowings bear interest at 10% per year; interest amounts accrued and compounded into principal outstanding until October 2018, following which we are required to pay periodic interest in cash. The B. Riley Convertible Note matures on September 1, 2022. Borrowings under the B. Riley Convertible Note are secured by a subordinated lien on substantially all of our assets, subject to permitted liens. The principal amount of indebtedness under the B. Riley Convertible Note is convertible into shares of our common stock at $8.87 per share. Between the first and second anniversary of the original issue date of the note, between the second and the third anniversary of the original issue date of the note, following the third anniversary of the original issue date of the note and following the fourth anniversary of the original issue date of the note, B. Riley Principal Investments, LLC may elect to convert 75.0%, 50.0%, 25.0% and 12.5%, respectively, of the then-outstanding total principal amount and accrued interest outstanding under the note at the conversion price per share of $8.87. We have the right to prepay amounts under the B. Riley Convertible Note at any time with a 2.0% prepayment fee if paid off before October 2019, a 1.0% prepayment fee if paid off between October 2019 and October 2020 and no prepayment fee thereafter. The prepayment fees are waived if the outstanding principal balance does not fall below $10.0 million following prepayment.

We maintain a credit line with EWB pursuant to the Loan Agreement. During 2016, we repaid outstanding amounts of $1.6 million in full under the Loan Agreement. In the future, we may borrow up to $8.0 million under the line of credit available under the Loan Agreement. As of December 31, 2018, no amounts were outstanding under the Loan Agreement. Borrowings under the Loan Agreement bear interest at 1.0% plus the prime lending rate. Borrowings under the Loan Agreement are secured by a senior lien on substantially all of our assets, including inventory and receivables, subject to permitted liens. In the event of a default under the Loan Agreement, entities affiliated with B. Riley Financial and Investec Investments (UK) Limited, two of our stockholders, have the right to purchase the indebtedness under the Loan Agreement from EWB at par and to exercise remedies for the default, in their discretion, as the holders of the indebtedness.

The Loan Agreement contains certain negative and affirmative covenants as well as financial covenants, including covenants that restrict our ability to, among other things, incur or prepay indebtedness on subordinated debt, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, exceed annual capital expenditure limits, as defined, and make changes in the nature of the business. Objective events of default, therein, include, without limitation, nonpayment of principal, interest or other obligations, violation of the covenants, insolvency, and court-ordered judgments. Audited financial statements are required to be submitted to the lenders no later than 120 days after year end. In particular, we are required to maintain a minimum availability under the line of credit under the Loan Agreement of $750,000 and maintain a fixed charge coverage ratio, defined as the sum of Adjusted Covenant EBITDA plus capital expenditures minus taxes and dividends over fixed charges, of at least 1.05 to 1.00 as of the last of each month. In 2018, the financial covenants were amended to temporarily suspend the obligation to comply with the minimum fixed charge coverage ratio through September 30, 2018, to increase the minimum fixed charge coverage ratio as of December 31, 2018, and for the last day of each month thereafter, from 1.00 to 1.10, and to increase the minimum excess availability to $1.2 million. In 2018, the financial covenants were amended to permanently remove the requirement to maintain positive Adjusted Covenant EBITDA. As a result, as of the quarter ended March 31, 2018, we were no longer subject to this Adjusted Covenant EBITDA financial covenant. As of December 31, 2018, we were in compliance with all of its financial covenants and there were no events of default associated during the year then ended.

While we did not have any borrowings outstanding under the Loan Agreement as of December 31, 2018, if we fail to comply with the covenants in the Loan Agreement, including the minimum fixed charge coverage ratio, and are unable to cure, we would be restricted from making future borrowings and could face liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure the Loan Agreement, particularly if we increase our level of borrowings under the Loan Agreement. These alternative measures may harm our financial condition and may not be successful or feasible. In particular, the Loan Agreement restricts our ability to sell assets or incur additional indebtedness, subject to limited exceptions. Even if we could consummate those sales or incur additional indebtedness, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due under the Loan Agreement or otherwise. Further, if an event of default were to occur with respect to the Loan Agreement, including a cross-default of at least $250,000 in aggregate indebtedness under other debt agreements, EWB could, among other things, accelerate the maturity of any indebtedness outstanding under the Loan Agreement or foreclose on its security interest to satisfy outstanding indebtedness under the Loan Agreement . For the quarters ended September 30, 2017 and December 31, 2017, we were out of compliance with our Adjusted Covenant EBITDA covenant and obtained a waiver from EWB.

Based on our current plans and market conditions, we believe that our existing cash, cash equivalents and short-term investments, together with cash generated from operations, will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions, and may seek to raise such additional funds through equity or debt financings or from other sources. We cannot assure you that additional financing will be available at all or that, if available, such financing would be obtainable on terms favorable to us and would not be dilutive. Our future liquidity and cash requirements will depend on numerous factors, including the introduction of new products and potential acquisitions of related businesses or technologies.

Cash Flows

The following table summarizes our sources and uses of cash for the period presented:

	2017	2018
Net cash provided by (used in) operating activities	$(8,906)	$3,861
Net cash used in investing activities	(999)	(2,545)
Net cash provided by financing activities	4,418	10,152

Cash flows from operating activities

For the year ended December 31, 2018, cash provided by operating activities was $3.9 million, primarily attributable to net income of $1.3 million and non-cash charges of $4.2 million, partially offset by a net cash outflow of $1.1 million from changes in our net operating assets and liabilities, and non-cash revenue of $0.5 million under our trade-in guarantee program. Non-cash charges primarily consisted of $1.8 million in depreciation and amortization, $1.0 million for the change in fair value of warrant liability, $1.0 million in interest expense, and $0.3 million in stock-based compensation. The net cash outflow in our net operating assets and liabilities was primarily due to an $8.1 million increase in accounts receivable, a $12.8 million increase in inventory, and a $4.1 million increase in prepaid expenses and other current assets, partially offset by a $16.0 million increase in accounts payable, a $7.4 million increase in accrued expenses, and a $0.4 million increase in income tax payable.

For the year ended December 31, 2017, cash used in operating activities was $8.9 million, attributable to a net loss of $8.5 million and a net change in our net operating assets and liabilities of $2.5 million, partially offset by non-cash charges of $2.1 million. Non-cash charges primarily consisted of $1.3 million in depreciation and amortization, $0.5 million in change in fair value of warrant liability, $0.4 million in interest expense and $0.1 million in stock-based compensation, partially offset by $0.3 million in income tax expense. The change in our net operating assets and liabilities was primarily due to a $3.7 million increase in accounts receivables, $3.4 million decrease in inventory, a $2.2 million increase in prepaid expenses and other current assets, $2.6 million increase in deferred revenue and a $3.4 million decrease in accounts payable.

Cash flows from investing activities

For the year ended December 31, 2018, cash used in investing activities was $2.5 million, attributable to tooling development and purchases of software licenses of $1.7 million and purchases of property and equipment of $0.8 million.

For the year ended December 31, 2017, cash used in investing activities was $1.0 million, attributable to tooling development and purchases of software licenses of $1.0 million and purchases of property and equipment of $0.2 million, partially offset by the collection of $0.2 million from a related party loan.

Cash flows from financing activities

For the year ended December 31, 2018, cash provided by financing activities was $10.2 million, attributable primarily to net proceeds from additional net borrowings under the B. Riley Convertible Note of $5.0 million, increasing the related convertible note balance, inclusive of approximately $1.0 million in deferred accrued interest, from $7.1 million as of December 31, 2017 to $13.0 million by December 31, 2018, and net proceeds from a private equity financing of shares of our common stock for an aggregate of $8.3 million in November and December 2018, partially offset by the net repayment on our lines of credit of $2.9 million. In addition, during 2018, the borrowing capacity under our line of credit with EWB was increased from $6.0 million to $8.0 million. We use this line of credit as a primary source of funds for operational purposes. As of December 31, 2018, the full borrowing capacity under the line of credit was available and we had borrowed the maximum amount available under our B. Riley Convertible Note. As of December 31, 2018, we had 818,231 additional shares of common stock available for sale under our November 2018 Securities Purchase Agreement, of which 227,628 shares were sold in January 2019 for gross proceeds of $1.6 million.

Contractual Obligations and Commitments

The table below presents a summary of our contractual obligations as of December 31, 2018 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
B. Riley Convertible Note(1)	13,001	$—	$—	$13,001	$—
Other long-term borrowing(2)	956	301	368	287	—
Operating leases(3)	4,855	1,403	1,730	938	784
Purchase obligations(4)	4,650	4,650	—	—	—

Total	$23,462	$6,354	$2,098	$14,226	$784

(1)	Represents principal maturity of the B. Riley Convertible Note, including $1.0 million of interest that has been compounded into principal. See Note 5 to our consolidated financial statements.

(2)

Represents principal maturity on the line of credit under a credit agreement, royalty payments under promissory notes and principal under other financing arrangements. Amounts exclude interest. See Note 5 to our consolidated financial statements.

(3)	Represents minimum lease payments under noncancelable operating leases and excludes maintenance, insurance and taxes. See Note 9 to our consolidated financial statements.

(4)	Represents noncancelable commitments to purchase inventory components. See Note 9 to our consolidated financial statements.

We are required to pay per unit royalties to wireless essential patent holders and other providers of integrated technologies on mobile phones delivered, which, in aggregate, amount to less than 5% of net revenues associated with each unit.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had not entered into any off-balance sheet arrangements and did not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We had cash and cash equivalents of $1.6 million and $13.0 million as of December 31, 2017 and 2018, respectively, which consist of bank deposits, money market funds and marketable securities. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant for us.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in the Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

We recognize revenues primarily from the sale of products. We also enter into multiple-element agreements that include a combination of products and NRE services.

Revenues from the sale of our mobile phones and accessories is recognized when all of the following conditions per Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, or ASC 605, are met: (i) there is persuasive evidence of an arrangement; (ii) the product has been delivered to the customer; (iii) the collection of the fees is reasonably assured; and (iv) the amount of fees to be paid by the customer is fixed or determinable. Terms of product sales are generally FOB destination. Revenue recognition also incorporates allowances for discounts, price protection, returns and customer incentives that can be reasonably estimated.

When revenue arrangements involve multiple elements, each element, referred to as a deliverable, is evaluated to determine whether it represents a separate unit of accounting in accordance with ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. We perform this evaluation at the inception of an arrangement and as each item is delivered in the arrangement. Generally, we account for a deliverable separately if the delivered item has stand-alone value to the customer and delivery or performance of the undelivered item or service is probable and substantially in our control. When multiple elements can be separated into separate units of accounting, arrangement consideration is allocated at the inception of the arrangement, based on each unit’s relative selling price, and recognized based on the method most appropriate for that unit. When an arrangement includes NRE services which involve significant production, modification or customization of the product software that is essential to the functionality of the hardware, revenues are recognized according to the milestone method in accordance with the provisions of ASC Topic 605-35, Construction-Type and Production-Type Contract. Under this method, we recognize revenues from milestone payments when: (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) we do not have ongoing performance requirements related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (i) is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from our performance to achieve the milestone, (ii) relates solely to past performance, and (iii) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. If a milestone is deemed non-substantive, we defer, if applicable, and recognize such non-substantive milestones over the estimated period of performance applicable to each agreement on a straight-line basis, as appropriate.

Stock-Based Compensation

We account for stock-based payments at fair value. The fair value of stock options is measured using the Black-Scholes option-pricing model. For share-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date for stock-based compensation awards is the date of grant and the expense is recognized on a straight-line basis, over the vesting period. We account for forfeitures as they occur.

The fair value of each stock option grant is determined using the methods and assumptions discussed below (see “—Fair Value of Common Stock”). Each of these inputs is subjective and generally requires significant judgment and estimation by management.

•

Expected term. The expected term represents the period that stock-based awards are expected to be outstanding. Our historical share option exercise information is limited due to a lack of sufficient data points and does not provide a reasonable basis upon which to estimate an expected term. The expected term for option grants is therefore determined using the simplified method. The simplified method deems the expected term to be the midpoint between the vesting date and the contractual life of the stock-based awards.

•

Expected volatility. The expected volatility is derived from the historical stock volatilities of comparable peer public companies within our industry that are considered to be comparable to our business over a period equivalent to the expected term of the stock-based awards, since there has been no trading history of our common stock.

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Expected dividend yield. The expected dividend yield is zero as we have not paid nor do we anticipate paying any dividends on our common stock in the foreseeable future.

For the year ended December 31, 2018, stock-based compensation was $252,000. As of December 31, 2018, we had $864,000 of total unrecognized stock-based compensation, which we expect to recognize over a weighted-average period of three years. Based upon the assumed initial public offering price of $             per share (which is the midpoint of the estimated price range set forth on the cover of this prospectus), the aggregate intrinsic value of options outstanding as of December 31, 2018 was $             million, of which $             million related to vested options and $             million related to unvested options.

Fair Value of Common Stock

Historically, for all periods prior to this initial public offering, the fair values of the shares of our common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, valuations of our common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The fair value of our common stock was estimated by first estimating our aggregate implied equity value using a weighting of discounted cash flows method (income approach) and comparable public companies method (market approach). Prior to the conversion of all of our outstanding preferred stock into common stock, an option pricing model, or OPM, was used to allocate the total equity value to the different classes of equity according to their rights and privileges. To apply the OPM, we estimated the expected time to liquidity, volatility and risk-free rate.

Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including valuations performed by an independent third party, developments in our operations, sales of preferred stock, the prices, rights, preferences and privileges of our preferred stock relative to the common stock, actual operating results and financial performance and capital resources, the conditions in the our industry and the economy and capital markets in general, the stock price performance and volatility of comparable public companies, the likelihood of achieving a liquidity event for shares of our common stock underlying these stock options, such as an initial public offering or sale of our company, and the lack of liquidity of our common stock, among other factors. After the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.

Provision for Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. We may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves when it is more likely than not that an uncertain tax position will not be sustained upon examination by a taxing authority. Such estimates are subject to change.

Inventory Valuation

We report inventories at the lower of cost or net realizable value, in accordance with the adoption of Accounting Standards Update (ASU) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. Cost is determined using a first-in, first-out method, or FIFO, and includes materials, labor, shipping and manufacturing overhead related to the purchase and production of inventories. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation.

Warranty Reserves

We provide standard warranty coverage on our accessories and devices for one and three years, respectively, providing labor and parts necessary to repair the systems during the warranty period. We account for the estimated warranty cost as a charge to cost of revenues when revenue is recognized. The estimated warranty cost is based on historical product performance and field expenses. We update this estimate periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust warranty accruals accordingly.

Convertible Preferred Stock Warrant Liability

Prior to the November 2018 conversion of all our preferred stock into common stock, we accounted for our freestanding warrants to purchase shares of our convertible preferred stock as liabilities at fair value upon issuance primarily because the shares underlying the warrants contain contingent redemption features outside our control. The warrants were subject to re-measurement at each balance sheet date with any change in fair value being recognized as the change in fair value of warrant liability. Subsequent to this conversion, the remaining convertible preferred stock warrants became warrants to purchase common stock and the related liability was reclassified to additional paid-in capital, a component of stockholders’ equity (deficit).

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS

Overview

We are a leading U.S. provider of ultra-rugged mobile phones and accessories designed specifically for task workers physically engaged in their work environments, often in mission-critical roles. We currently sell our ruggedized mobile phones and accessories to three of the four largest wireless carriers in the United States—AT&T, Sprint and Verizon—as well as the three largest wireless carriers in Canada—Bell, Rogers and Telus Mobility. Our phones and accessories connect workers with voice, data and workflow applications in two end markets: industrial enterprise and public sector.

Task workers in these end markets have historically been limited to pen and paper and single-purpose electronic devices, such as barcode scanners, location-tracking devices and sensors, to accomplish specific tasks. These single-purpose devices have historically run on proprietary networks, such as LMR networks that enable PTT services for voice communications. We provide Android-based devices that consolidate and integrate multiple functions into a single ruggedized solution running on commercial wireless networks at a total cost of ownership that we believe is significantly lower with improved productivity and safety of task workers.

Our solutions fall into three main categories: (i) ultra-rugged mobile phones based on the Android platform which are capable of attaching to both public and private wireless networks, (ii) industrial-grade accessories and (iii) cloud-based software and application services. End customers of our solutions include construction, energy and utility, hospitality, logistics, manufacturing, public sector and transportation entities that primarily purchase our devices and accessories through their wireless carriers. The key attributes of our solutions are specifically tailored for the needs of our end users, including impact resistance, waterproof and dustproof construction, extended battery life and extra loud audio, supported by a three-year comprehensive warranty. All of our devices run on the Android operating system, providing a familiar and intuitive user interface, and our smartphones have access to a library of millions of applications available through the Google Play Store. We have also implemented dozens of application programming interfaces, or APIs, specific to our mobile phones and have partnered with over 800 application developers to create a purpose-built experience for our end users using these applications on our mobile phones.

As of January 2019, we were the only privately held mobile phone provider to have a stocked product with three of the four largest U.S. wireless carriers: AT&T, Sprint and Verizon, meaning that these carriers test and certify our mobile phones on their networks and maintain inventory in their warehouses that they then sell through their enterprise and retail sales teams to end customers, often on a subsidized or financed basis. Our full product portfolio has been stocked with the three largest Canadian wireless carriers since 2015 and with multiple large U.S. wireless carriers since 2018. In 2018, we sold approximately 30,000 mobile phones in Canada and 260,000 in the United States, representing 30% and 5% of the Canadian and U.S. rugged mobile device markets, respectively (which markets include rugged feature phones, smart consumer rugged phones, smart ultra rugged phones and life-proofed smart phones).

We enter into master sales arrangements with the majority of our channel partners (including channel partners contributing over 90% of our total revenues for the year ended December 31, 2018) under which our partners purchase our solutions for distribution on a purchase order basis. Under these arrangements, we and the channel partners determine sales channel distribution in connection with pricing (including any discounts and price protection) and market positioning of each particular mobile phone product. We also offer our channel partners channel marketing and other promotional incentives, such as sales volume incentives, in exchange for retail price reductions. We may also offer NRE services in the form of third-party design services relating to the design of materials and software licenses used in the manufacturing of our products.

For the years ended December 31, 2017 and 2018, our revenues were $59.0 million, and $135.7 million, respectively, representing year-over-year growth of 130%. For the years ended December 31, 2017 and 2018, our net loss was $8.5 million and our net income was $1.3 million, respectively. In 2018, each of Southern Linc and AT&T accounted for at least 10% of our revenues.

Our Industry

Communication, productivity and safety among task workers has always been a central requirement in business-critical and mission-critical environments. Organizations with remote and disparate workers—from police and firefighters to construction, oil rig and manufacturing workers—need an extremely durable solution that provides reliable and secure voice, data and workflow applications. Historically, task workers had limited options, and in many cases resorted to using pen and paper. In the 1930s, public safety organizations introduced LMR networks that enabled PTT services, allowing workers to instantly and reliably initiate communications. In the 1970s, proprietary bar code scanners and other proprietary single-purpose tools were introduced to assist task workers in accomplishing specific tasks. In addition, in the mid-1990s, Nextel’s iDEN service provided organizations the benefits of PTT without the upfront equipment and infrastructure investments required with LMR. The advent and proliferation of LTE and advancements in smartphone technologies led to the start of the decommissioning of the Nextel iDEN network in the United States by Sprint in 2013. These developments paved the way for commercial wireless carriers to deliver mobility solutions that rival the speed, reliability and durability of those offered by traditional LMR networks and other proprietary devices and applications.

Rugged smartphones and handheld computers comprise the largest share of the rugged display market, which is expected to reach $10.3 billion by 2023 according to MarketsandMarkets. Ruggedized mobile phones are well-suited for industrial enterprise and other critical infrastructure applications due to their durability and functionality in a range of environments. Equipping workers with smarter mobile phones also enables more efficient communication with and between field employees, and enhances the information that decision-makers use to deploy resources within their organizations. The PTT over cellular network market, such as smartphones on LTE with PTT functions, has been steadily growing and is poised to overtake the LMR market. According to Absolute Reports, in North America, the PTT over cellular market is expected to grow at a compound annual growth rate of 16.8% from 2013 to 2025 compared to 2.8% for traditional LMR.

Sector Breakdown of Task Workers in North America (Millions)*

*	Industrial Enterprise and Federal Government data are as of 2018. Public Safety data are as of 2017 except data for Canada security guards, which are as of 2016.

Industrial Enterprise Market Opportunity

Within the industrial enterprise market, we primarily focus on providing our solutions for business-critical tasks. We estimate that in the United States and Canada in 2018, there were 37.6 million task workers across verticals in our industrial enterprise end market, including transportation and logistics, construction, manufacturing, facilities management and energy and utility, who could benefit from our products. Our purpose-built solutions offer functions such as time sheet automation, job dispatch and various other data and workflow capabilities, which can meaningfully increase task worker productivity. The extreme durability and enhanced voice and text communication capabilities of our devices, enable these workers to be stationed in remote and hazardous environments, while remaining connected to their central command center at all times.

The functionality and durability requirements for workers in the industrial enterprise market significantly differ from that provided by a consumer-focused mobile device. Our solutions provide enterprises with the ability to centrally manage and control device functions and data stored on the phone remotely. Enterprises seeking to reduce their operating expenses by optimizing workflows can enhance their workers’ productivity by leveraging specialized, purpose-built rugged platforms with functions such as PTT, location tracking, barcode scanning and extra-loud audio. These features are especially crucial for business-critical applications across the industrial enterprise.

Public Sector Market Opportunity

Public Safety and Critical Infrastructure. Historically, U.S. public safety agencies and other critical infrastructure entities like utilities and municipalities have utilized rugged two-way radios running on proprietary LMR networks to ensure reliable and immediate communication. As these closed networks were locally funded, built and controlled, they were designed not to be interoperable across cities and states and other agencies. Over time, these users have incrementally augmented their LMR radios with mobile devices running on commercial wireless networks. These mobile devices enabled public-safety officers to gather real-time information, collected across multiple systems, and to respond and react to changing circumstances.

On September 11, 2001, many firefighters perished in part due to the lack of interoperability between the LMR systems of the multiple responding agencies in New York City and surrounding areas. Additionally, commercial cellular communications were halted due to the significant increase in call volumes. Based on the 9/11 Commission Report’s recommendations, Congress passed legislation in 2012 to establish the First Responder Network Authority under the Department of Commerce, which was tasked with deploying a nationwide public safety broadband network.

In March 2017, the Department of Commerce and the First Responder Network Authority awarded AT&T a contract to build, maintain and operate a nationwide high-speed broadband network for public safety, or FirstNet, for 25 years. The contract provided AT&T with 20 MHz of spectrum and $6.5 billion in funding to support this network and established subscriber targets, milestone buildouts and disincentive fees to help ensure that AT&T fulfills its commitments to public safety. The contract provides AT&T a 25-year lease of FirstNet spectrum subject to AT&T enlisting a minimum number of emergency responders across the United States. As of October 2018, AT&T had signed on 3,600 public safety agencies, representing 250,000 users, to FirstNet. Due to AT&T’s focus on growing its number of public safety users, other major U.S. wireless carriers including Sprint and Verizon have been focused on defending their market positions, creating a highly competitive market for public safety users among the major U.S. wireless carriers.

In the first quarter of 2018, we commenced sales of our latest-generation devices to AT&T and other wireless carriers in the United States focused on servicing the public safety market. We have master sales arrangements with these wireless carriers and a portfolio of stocked products with them. Our mobile phones are offered by AT&T on a retail basis, providing us with a direct opportunity to grow our market share in the public safety market. Through our partnerships with AT&T and other wireless carriers that provide similar networks, as well as wireless carriers seeking to obtain market share through other dedicated LTE networks, we believe we are in a strong position to provide our ruggedized solutions through these channel partners to the public safety market as FirstNet and competing public safety networks mature. We intend to leverage our access to end customers and end users on FirstNet to increase brand awareness and become the favored solution for dedicated LTE public safety networks offered by other wireless carrier customers as well as end customers, which in turn may drive adoption of our ruggedized solutions across the public safety market generally. We also believe that broader adoption of our ruggedized solutions for use across these public safety networks may result in the establishment of additional dedicated LTE networks. We believe that the general momentum to convert to LTE-based systems, either dedicated or prioritized for public safety, is a global trend where Western European countries and Australia are considering similar networks.

Municipalities and Smart Cities. Historically, cities’ communications systems have been dictated by their public safety agencies requirements. As these agencies convert to LTE/Broadband-based systems, city managers are leveraging this shift to use these same networks to introduce applications for smart cities, which use different types of electronic data collection sensors to supply information to manage assets and resources efficiently. These networks will be used to support initiatives related to Internet of Things, or IoT, that smart cities plan to deploy to manage traffic and streetlights, utilities, parking, security and other services.

Our Ruggedized Solution

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Durability and reliability. Our mobile phones can withstand a variety of harsh environments and are supported by our industry-leading three-year comprehensive manufacturer’s warranty, which includes physical damage. Key features of our rugged phones include:

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Puncture, shock, pressure and drop and impact resistance. Durable rubber and Gorilla Glass construction protects against damage from sharp objects, falls, vigorous movements and compression by heavy weights.

•	Waterproof and dustproof construction. Reinforced seals and waterproof mesh membranes prevent potential damage caused by moisture and debris.

•	Dual-shift battery life. Replaceable battery designed to provide sufficient power to last through a dual eight-hour shift in most real-world conditions.

•	Extra-loud audio. Produces high sound quality at high volumes and uses noise cancellation technology for loud background noise environments.

•	Glove-friendly design. Screens and buttons are responsive to touch through gloves and water.

•	Operational in and resistant to extreme temperatures. Protective exterior prevents damage to our devices’ hardware from very cold and hot temperatures.

•	Chemical resistance. Ability to effectively sterilize and sanitize, regardless of potential contaminants.

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Increased communication and visibility through an enterprise. Our solutions are used to track locations, update and manage various tasks and enable communication with and between task workers. For example, location tracking and data analytics enable fleet optimization, help enterprises make asset allocation and deployment decisions and ensure that fleets are at the right place at the right time. In addition, our solutions are specifically designed to capture, store and analyze multiple data types for enterprise needs, enabling them to make decisions. For example, by leveraging this data, task workers such as first responders can more strategically plan their logistics resulting in decreased response times. Finally, by providing a reliable mode of communication between employees, supervisors and command centers, those not in the field have crucial insight into the status and performance of task workers in the field. This can also result in improved safety for employees that work in high-risk environments.

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Enhanced functionality through software and hardware configurations. Our solutions allow end customers and task workers to customize our mobile phones using Android-based applications and vertical-specific accessories to address their varying needs. Enterprises and agencies can leverage the millions of applications available on the Google Play Store, our dozens of device-specific APIs, and our industrial accessories to create a purpose-built solution to meet the specific use cases of their task workers. For example, school bus operators can combine our ruggedized phones, an industrial car kit, a PTT application that leverages our APIs and a location-tracking application to ensure that they have a solution that enables constant communication with dispatchers that is compliant with the U.S. Department of Transportation’s hands-free driving regulations and that can also automatically alert parents of route delays. The ability for enterprises and agencies to customize their solutions allows their task workers to use a single device for tasks that would previously require multiple and often more costly devices.

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Ease of use. Our devices are designed to look and function similarly to the latest generation of consumer-focused mobile phones with additional features for various enterprise-specific purposes, and also run on the Android operating system which has a familiar and intuitive interface. They provide familiar characteristics to many single-purpose devices, such as dedicated physical buttons for PTT and barcode scanning, and offer a simplified user interface which helps minimize the learning curve for task workers who are transitioning from LMR or data capture devices. Furthermore, all of our mobile phones come equipped with our SCOUT application, which helps IT administrators more quickly provision and deploy our devices to task workers, reducing the cost and effort associated with converting to our solutions.

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Consolidation of devices. A large number of devices can lead to excess bulk carried by task workers and can inhibit their mobility in the field. These specialized devices can also be expensive and typically require full replacement after end-of-life, which can be a cumbersome and costly process. By combining commonly-used applications and functionality into one ruggedized device with the option for add-ons, enterprises can reduce the need for multiple, single-purpose devices. We believe that replacing outdated single-purpose devices with a Sonim device can enhance fleets’ mobility and economically streamline equipment updates or replacements.

As a result of these key attributes, we believe that our ruggedized, purpose-built mobile phones can increase the productivity of task workers and significantly reduce total cost of ownership for entities deploying our solutions.

Our Strategy

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Invest in sales channel partnerships and brand marketing to drive sales. Our channel partners are leading global wireless carriers and communications system integrators. These channel partners have large sales forces who sell our solutions to end customers in our target markets. They enable us to cost-effectively scale our business without employing a large direct sales force of our own. We intend to continue to invest in our channel partnerships to further penetrate the public sector and industrial enterprise markets we target by leveraging their large direct sales forces. We are also increasing our investment in marketing the Sonim brand and our solutions to end customers in these target markets. In doing so, we believe that we will be able to raise brand awareness, deepen existing channel partnerships, and acquire and retain new channel and end customers of our solutions.

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Position Sonim as the leading solution for the public sector. We believe that we are at the forefront of a public safety market that has a current need for dedicated LTE networks, such as AT&T’s FirstNet, and the devices that enable their use. We intend to leverage the large-scale deployment of our solutions over dedicated LTE networks in the public safety market to further position us as a trusted solution within the cities that we serve. As public safety agencies continue to shift to these dedicated LTE networks, we intend to deliver mobility solutions to increase security, safety and efficiency across their cities. By successfully deploying our solutions in the public safety market within cities, we believe that city managers will increasingly look to us to provide communication capabilities and enable location information and data analytics for their entire municipality to improve efficiency and safety of all their task workers, taking the first steps toward “smart cities.”

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Expand our subscription-based products and services. We intend to expand our cloud-based software platform to (i) deploy value-added applications like Sonim Scan, (ii) be the launching point for third-party application providers and (iii) provide data analytics and reporting to our end customers. We intend to continue investing in the capabilities of our software platform to create subscription-based data analytics products and services for our end customers. As a result, we plan to both expand the revenue contribution of these subscription-based products and services and potentially increase sales to end customers of new phones and accessories as these customers adopt our subscription-based products and services.

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Expand internationally. The transition from existing LMR network infrastructure to LTE-based replacements for public safety has commenced outside of the United States and Canada. We are exploring public safety infrastructure projects in Australia and Europe. We will continue to invest in and expand our international sales teams to address the needs of the agencies involved and their wireless carriers that are expected to build dedicated public safety wireless networks similar to those being deployed in North America.

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Expand into adjacent target markets. We intend to market our solutions in large adjacent vertical end markets, such as retail enterprises and the federal government. Within the retail industry, onsite workers are traditionally equipped with multiple devices to perform on-the-job tasks and track efficiency. For these workers, our solutions offer an all-in-one consolidated option with the multi-functionality of a radio, barcode scanner and mobile phone, among other functions. In addition, our devices offer solutions such as time sheet automation, real-time tracking and data collection, which can help streamline processes and deepen operational insight. For federal government, we believe that multiple agencies, including the U.S. Department of Defense and Department of Homeland Security, can utilize our ruggedized devices, enabling more connected and cost-effective operations.

Our Target Markets

We believe our solutions can improve communication reliability, operational efficiency and safety for end customers and task workers in both commercial and public sectors. Our ruggedized mobility solutions target two end markets: industrial enterprise and public sector. These markets include:

Industrial Enterprise

Transportation and Logistics. Enterprises and fleet workers across supply chain, delivery services and field management rely on mobile devices to operate safely and efficiently in environments that are often susceptible to inclement weather. For enterprises looking to improve supply chain functionality, our mobile resource management applications such as location tracking, mileage tracking and job dispatch can help businesses monitor operations more efficiently. We believe that a weather-resistant and long-battery ruggedized device, combined with productivity applications and services like Sonim Scan—which integrates a barcode scanning engine with the native camera on our XP8 device—provides a more reliable communication device for an estimated 6.5 million transportation and logistics workers in the United States and Canada in 2018. In addition, our solutions reduce the number of devices and tools that these task workers carry in the field by consolidating the functionality of multiple single-purpose devices into one purpose-built mobile device.

Construction. We estimate that there were 8.8 million workers in the construction industry spread across the United States and Canada in 2018. We offer these workers a crush-, puncture-, scratch- and impact-resistant device, which we believe to be crucial in environments where there is a high risk of such occurrences. Additionally, we believe our phones help promote worker safety and productivity, with support for lone-worker safety applications and with features such as extended battery life and extra-loud speakers. For business decision-makers, we offer a consolidated device with a total cost of ownership that we believe is significantly lower versus comparable offerings, that enables real-time reporting, which can help eliminate costly delays by capturing verbal, visual and location data from job sites.

Manufacturing. As market demand and competition in the manufacturing sector require more nimble production lines, equipment for reliable communication and safety standard compliance are necessary to improve efficiency and keep workers safe. Our devices’ PTT functionality and extra-loud speakerphones are designed to keep lines of communication open and functional in fast-changing and loud environments, while our glove-friendly touch screen displays allow for workers to have access to real-time data, thus reducing production down time. Additionally, our devices are designed to survive blunt force and can be sanitized and sterilized for safe use in food or medical processing facilities. We believe that these features can enhance the productivity of workers in the manufacturing industry in the United States and Canada, which totaled an estimated 14.5 million workers in 2018.

Facilities Management. We estimate the facilities management industry employed 4.6 million workers across the United States and Canada in 2018. Service-based operations in large indoor and outdoor facilities require management of mobile teams. Our mobile phones consolidate radio, guard tour verification, panic button systems and scanners, which otherwise would require separate and single-purpose equipment. Our devices can improve business operations through functionalities such as automated work order dispatch and job completion verification tools delivered via proprietary third-party applications integrated with our devices.

Energy and Utility. The safety standards for mobile phones used in the energy and utility industry are more stringent due to the reactive characteristics of the natural resources being procured and serviced, as well as the potentially high-voltage or explosive environments. In 2018, there were an estimated 3.2 million energy and utility workers in the United States and Canada. We believe we are uniquely positioned to serve these workers because our devices are designed for use in potentially explosive or hazardous environments (rated Non-Incendive or Intrinsically Safe by either the CSA Group, ATEX or IECEx notified bodies), and their resistance to various chemicals and extreme temperatures. Reliable communication devices are often mission-critical for workers to stay safe while performing energy- and utility-related operations.

Public Sector

Public Safety. We estimate there were more than 6.0 million workers in the public safety sectors in the United States and Canada in 2017 (and, with respect to data for Canadian security guards, in 2016). In the United States, AT&T’s FirstNet network provides one of several reliable networks for this sector. Due to AT&T’s focus on growing its number of public safety users, other major U.S. wireless carriers, including Sprint and Verizon, have been forced to defend their market positions, creating a highly competitive market for public safety users among the major U.S. wireless carriers. Through our partnerships with AT&T and other wireless carriers that provide similar networks, we believe we are in a strong position to provide mission-critical solutions to the public safety market as FirstNet and competing public safety networks mature. In the first quarter of 2018, we commenced sales of our latest-generation devices to AT&T and other wireless carriers in the United States focused on servicing the public safety market. Through enhanced communication capabilities, we believe our devices can decrease the response time of first responders and help public safety workers stay safe and connected in hazardous, isolated or emergency conditions. We believe that the durability of our phones combined with their purpose-built functionality, provide a lower total cost of ownership compared to similar products, which is highly attractive to city and state decision-makers.

Federal Government. We believe that the estimated 3.3 million federal government task workers in the United States and Canada as of 2018 can improve the efficiency and quality of their services to citizens and residents by leveraging our solutions. Whether during natural disasters or day-to-day operations, our devices provide functionality and reliability that is crucial for federal workers to protect and serve their nation. Our mobile solutions support purpose-built voice communications and data capture applications that allow federal workers to stay connected and quickly make more informed decisions while in the field.

Competitive Landscape

We believe that major consumer-focused mobile device manufacturers have historically not actively competed in the industrial enterprise and public sector markets because these manufacturers are fundamentally focused on a different consumer audience. In particular, these manufacturers primarily target the consumer markets using retail channels; certain of these manufacturers have over 250 direct retail stores and locations in the United States. In addition, we believe that the requirements to manufacture ruggedized phones are too different from those for these manufacturers’ core products. We believe that these manufacturers have historically been focused on continuous design and feature innovation. From 2013 to 2016, consumers averaged approximately 22 months between product upgrades from these major consumer-focused mobile device manufacturers.

In addition, we believe that in the LTE market, traditional LMR providers have not historically entered primarily to avoid harming their significant existing LMR business. For example, certain major LMR providers have historically achieved over $3.0 billion in annual revenues from device sales. Further, these LMR providers typically do not have stocked products with major U.S. and Canadian wireless carriers, and achieving stocked product status with the wireless carriers is associated with substantial cost and technical know-how regarding carrier certification requirements. In 2018, there were no traditional LMR devices stocked at any of the four largest U.S. and three largest Canadian wireless carriers. Stocking products at the wireless carriers may also result in competition against existing dealers for LMR providers, with certain such providers transacting with over 700 dealers in North America.

Products and Technology

Features of Our Ruggedized Mobile Phones

Our mobile phones can withstand a variety of harsh environments and are supported by our industry-leading three-year comprehensive manufacturer’s warranty. We developed our devices to meet industry standards for protection from the ingress of water and/or micro-particles (IEC standard 60529). Our devices are rated a minimum of IP-68, allowing them to be submersed in up to six and a half feet of water for up to 30 minutes, and our XP8 smartphone has been further tested and certified to withstand sprays of high pressure streams (up to 1,450 PSI) of hot (80°C) water (IPx9K). We have additionally designed and manufactured our devices to withstand repeated drops to concrete across all angles and faces, which in 2011 earned the Sonim XP3300 the title of World’s Toughest Phone by the Guinness Book of World Records after surviving a fall from 82 feet 11.7 inches to concrete. Engineered with a protective glass lens that is up to three times thicker than that of other cellular devices in the market and a unique blend of plastic and rubber used in the housings, our ultra-rugged mobile phones are designed to be resistant to punctures caused by impacts from external objects up to 2J on the display lens and 4J on the housing. Furthermore, we understand that the jobs of our end users often take them into extreme environments. As a result, we have designed our devices to operate from -4°F to +131°F, be usable while wearing work gloves (glove-friendly touch display, large physical buttons), be audible in noisy environments with loud 100+ dB loudspeakers and multiple microphone noise-cancellation technology, and, for our XP5s and XP8 phones to last throughout an average day based on ordinary use without needing to be recharged with large, extended-life batteries. We have also designed, manufactured and certified our devices to be safe for use in potentially hazardous or explosive environments.

In addition, our devices provide a wide range of connectivity options for our end customers (including LTE, 3G, GSM, WiFi, NFC, location tracking and Bluetooth for certain of our devices), and our XP5s and XP8 phones support a wide range of global frequencies allowing them to be used almost anywhere in the world where there is cellular coverage. Our XP5s and XP8 phones are certified to work on multiple mobile network operators and come equipped with LTE Band 14 to support FirstNet. We continue to explore how and when to best support the latest technologies, including 5G, and we plan to incorporate them into our product roadmap when our end market segments require such functionality and the technology has reached a reasonable level of maturity.

Our Devices

Sonim XP8. The Sonim XP8 is an Android-based LTE smartphone that is certified as Android Enterprise Recommended by Google. The Sonim XP8 comes equipped with a five-inch durable, glove-friendly display, an ultra-rugged exterior, physical programmable buttons (including a large PTT button), and unique accessory ports and connectors that enable modular capabilities and functionality.

Sonim XP5s. The Sonim XP5s is a purpose-built LTE feature phone designed for task workers who have a “no frills” attitude about their communications tool. It comes equipped with a 2.64-inch non-touch display, dual front-facing loudspeakers, a large PTT button, and the same XPand and SecureAudio connector ports, enabling full access to our complete ecosystem of industrial accessories.

Sonim XP3. The Sonim XP3 is an LTE feature phone in a clamshell form factor that offers our customers a cost-effective voice and/or PTT solution without distracting end users from doing their jobs with things like an application store or email. Built with an over-sized PTT button, a physical numeric keypad and a loud front-facing speaker, the Sonim XP3 delivers a reliable voice-centric experience to those who operate in these industrial environments.

Accessories

Our portfolio of industrial-grade accessories extends beyond the traditional consumer cellular ecosystem of wall chargers and cases. We work with a number of accessory manufacturers and design partners to deliver innovative purpose-built accessories that enhance the functionality and usability of our devices. Our audio accessories take advantage of our SecureAudio Connector, which allows for accessories, like a Remote Speaker Microphone, or RSM, to be physically secured to the device via a screw mechanism that prevents accidental disconnection. Our multi-bay charging accessories allow for enterprises and agencies to charge multiple devices at once via a single unit, ensuring that at the start of a shift, the device is fully charged and ready to go. We also support a wide range of in-vehicle solutions that enable hands-free voice communications for those end users who work from the road. For end users who operate outside of traditional public or private wireless coverage, we have solutions to help them stay connected. From a Direct Mode solution which utilizes the innovative XPand Connector on our devices and unlicensed 900MHz ISM bands to allow end users to speak, text and share location with each other over short distances without needing any cellular or wireless connectivity, to our Rapid Deployment kits that enable first responder agencies to quickly bring in LTE coverage via satellite when they are operating in low- or no-cellular coverage environments.

Cloud-based Applications

In addition to the ecosystem of Android developers and their applications, which are supported on our devices, we have developed our own cloud-based applications and back-end systems and services aimed at (i) making it easier for our end users to do their jobs and (ii) providing visibility to and analysis of data which previously had not existed. For example, our Sonim Scan application, launched in March 2019, aims to address the former by integrating a barcode scanning engine with the native camera on the Sonim XP8, allowing end users to scan up to 45 1D or 2D barcodes per minute. As of April 2019, the average end user performs approximately 60 scans per day.

We intend to continue investing in the capabilities of our cloud-based software platform to provide data analytics products and services to offer on a subscription basis. We currently employ 12 cloud services and application developers to progress these applications. We plan to iteratively develop, based on customer and partner feedback and together with third-party developers, new software and service applications that collect and analyze data from task workers in the field using our solutions, which provide end customers with real-time visibility into day-to-day operations and efficiency. We intend to initially focus on developing applications and services that utilize location and sensor data collected from our mobile phones used in the field for subsequent analytics. In the medium term, we will continue leveraging data collected through use of our solutions in the field to develop software and service applications specific to our mobile phones and accessories that provide additional functionality important to end users, including more advanced barcode scanning capabilities, emergency alerts and notifications and enhancements to device management and provisioning capabilities. We believe that by providing these products and applications on a subscription basis, we will have the ability to more directly interact with end customers and upsell them on future new features and services. As a result, we plan to both expand the revenue contribution of these subscription-based products and services, resulting in a greater portion of our revenue being recurring, and potentially increasing sales to end customers of new phones and accessories as these customers adopt our subscription-based products and services.

This disruptive technology allows enterprises to consolidate devices and transition from a capital expenditure-based model to an operating expenses-based model by paying a monthly subscription fee.

Sales and Marketing

As of December 31, 2018, our sales and marketing team consisted of 35 professionals located in the United States, Canada and Europe. We sell our products directly to wireless carriers, through distributors and resellers to channel partners and also directly to end customers. Our marketing efforts consist of product marketing, channel partner/carrier marketing and corporate marketing. Product marketing focuses on ensuring that carrier requirements related to product specifications are in-line with our brand requirements. Channel partner marketing focuses on go-to-market strategy as well as developing supplemental sales tools, carrier and non-carrier marketing campaigns, industry trade show materials and brand awareness. Corporate marketing consists of public relations, social and digital marketing and lead generation operations.

Manufacturing

To help control and manage the quality, cost and reliability of our supply chain, we directly manage the procurement of all final assembly materials used in our products, which include LCDs, housings, camera modules and antennas. In addition, we complete the final assembly of our devices in our Shenzhen, China facility.

In our final assembly facility, we assemble and perform quality assurance on our devices, across three production lines. The assembly of each of our products requires over 800 components, primarily related to mounting components onto circuit boards, and requires multiple custom components for ruggedization of the device, which includes housing, display and glass lens, printed circuit board assembly, camera function, battery, speakers and unique accessory ports, among others. Some of the components used to assemble our products are custom-made and obtained through single-source suppliers.

As of March 2019, this facility has a designed capacity to produce up to 100,000 units per month. We believe that the capacity of this facility is sufficient to support demand through the near term; however, we have started to explore options within the United States and in other non-U.S. locations for additional manufacturing capacity.

Competition

We operate in a highly competitive environment serving end customers in the industrial enterprise and public sector markets. These markets are highly fragmented, evolving and increasingly competitive. Competition in our industry is intense and has been characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in end user requirements.

We face competition from manufacturers of non-rugged mobile phones such as Apple Inc. and Samsung Electronics Co. Ltd., to the extent end users decide to purchase traditional devices for use in environments that we believe are better suited for ruggedized mobile phones. We also face competition from manufacturers of rugged mobile phones such as Bullitt Mobile Ltd. and Kyocera Corporation as well as from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola Solutions, Inc. and Tait International Limited. For the Data Capture and RFID portion of our product offerings, competitors include companies that provide a broad portfolio of barcode scanning products that are suitable for the majority of global market applications, such as Datalogic USA, Inc., Honeywell International Inc., Panasonic Corporation and Zebra Technologies Corporation.

We believe the principal competitive factors affecting the market for our products are the products’ performance, features (including security features), quality, design innovation, reliability, price, customer service, reputation in the industry, brand loyalty and a strong third-party software and accessories ecosystem. We believe that our strongest competitive advantages are our products’ durability and reputation in the industry. In order to compete, we will be required to continue to respond promptly and effectively to the challenges of technological changes and our competitors’ innovations.

Intellectual Property

Our competitiveness and future success are dependent on our ability to protect our own proprietary technology and to access other important intellectual property. We protect our freedom to operate in the markets and mitigate intellectual property costs by proactively securing licenses with key patent holders, filing our own patents, trademarks, and copyrights and participating in defensive patent pools. As of January 1, 2019, we held 28 utility and design patents in the United States and 11 outside the United States and have filed six utility and design patent applications in the United States and one outside the United States. We also have contractual rights to standard essential patents for 2G, 3G, 4G and 5G wireless technologies, some of which require significant royalty payments. In addition, as of January 1, 2019, we held eight trademarks in the United States and 27 trademarks outside the United States, and have filed 10 trademark applications in the United States and 10 outside the United States. We opportunistically negotiate licenses with other patent holders where appropriate for our technology.

Our products are built to conform to wireless standards which are covered by numerous essential patents held by third parties. Our wireless carriers require us to provide patent indemnification for the products we sell to them, and in turn we secure intellectual property indemnification from our suppliers.

We do not believe that our products infringe on the proprietary rights of any third parties. There can be no assurance, however, that third parties will not claim such infringement by us or our channel partners and end customers with respect to current or future products. In the past, we have had third parties assert exclusive patent or other intellectual property rights to technologies that are important to our business. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products.

Our devices use the Android operating system based on the Android Open Source Project. We additionally integrate third-party licensed software on commercially reasonable terms. Several Android-based apps and extension enablers of Android are developed internally by our employees.

Certain License Agreements

In September 2008, we entered into a multi-year patent license agreement, as amended in January 2019, or the Nokia Agreement, with Nokia Corporation, or Nokia, pursuant to which Nokia granted us a license to certain Nokia-owned cellular standard essential patents for our devices that include such cellular standard technology. The Nokia Agreement is currently effective and contains customary termination clauses.

In January 2017, we entered into an amended and restated global patent license agreement, as amended in December 2018, or the Ericsson Agreement, with Telefonaktiebolaget LM Ericsson (Publ), or Ericsson, pursuant to which Ericsson granted us a license under certain Ericsson patents to manufacture and sell mobile phones that comply with certain telecommunications standards. Under the agreement, we made a one-time payment to Ericsson to partially settle royalty arrears and are obligated to pay Ericsson (i) single-digit U.S. dollar amounts per unit, which amounts are based on the particular product sold and the standards with which such products are compliant, and (ii) quarterly payments to cover the remaining royalty arrears. The Ericsson Agreement continues until January 1, 2024, unless terminated earlier by the parties. Ericsson has the right to terminate in the event (i) we materially breach the agreement and do not cure such breach within 30 days, or (ii) in the event of a change of control of our company, where the successor does not agree to the terms of the agreement. Further, Ericsson may terminate certain rights under the agreement with respect to third-party manufacturers if a third-party manufacturer files an infringement suit relating to any patents owned by Ericsson.

Legislation and Regulation

Wireless communication devices use radio spectrum, which is regulated by government agencies throughout the world. In the United States, use of spectrum is regulated by the Federal Communications Commission, or FCC, and the National Telecommunications and Information Administration, or NTIA, for non-federal government entities and federal government entities, respectively. The FCC and NTIA allocate spectrum for various uses, including commercial wireless services and public safety services, and regulate the use of that spectrum and the devices, such as our products, that operate on that spectrum. The FCC and NTIA also adopt requirements that affect wireless equipment, such as limits on radio emissions and rules requiring that handsets have specified capabilities, such as providing location information to 911 operators. The FCC also regulates the testing and certification for the import and/or sale of certain wireless devices.

Other countries also have regulatory bodies that define and implement the rules for using radio spectrum, pursuant to their respective national laws and international coordination under the International Telecommunications Union. Our ability to manufacture and sell products in other countries could be affected by such rules. In addition, any significant variations between the rules in the United States and rules in other countries, including differences in available spectrum bands for wireless communication, could increase the costs of designing and manufacturing our products.

Research and Development

We allocate a significant amount of resources and funds to developing robust and innovative solutions for the end users of our products and ensuring that these solutions meet their exacting requirements for functionality and reliability. Our research and development initiatives are led by our internal teams and are supported by third-party original design manufacturers as needed. Our product management team and our sales and marketing team spend their time interacting with a combination of end users and IT administrators in our target markets, wireless carriers and application and accessory ecosystem partners to better understand the market requirements for our solution. Once defined, our engineering organization develops and tests the solution against these requirements and works to achieve technical certification and approval from the wireless carriers which allows the solutions to be sold to our end users.

Employees

As of December 31, 2018, we had 321 full-time employees, including 30 in sales and marketing and business development, 37 in general and administrative, 200 in research and development and 54 in supply chain manufacturing, and 378 full-time independent contractors, including five in sales and marketing and business development, five in general and administrative, 153 in research and development and 215 in supply chain manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

We maintain our corporate functions, along with sales support, marketing and finance at a leased facility totaling 8,416 square feet in San Mateo, California. The lease expires in August 2025. Our final assembly and testing facility is located in Shenzhen, China. We also have a software development center in Bangalore, India and a research and development center in Beijing, China. We believe that our facilities are suitable to meet our current needs. We may expand our existing facilities or move them to other locations in the future, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth or moves. However, we expect to incur additional expenses in connection with any such new or expanded facilities.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, revenues, financial condition or results of operations. The results of any future litigation cannot be predicted with certainty and, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources and other factors.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information concerning our executive officers, key employees and directors, including their ages as of March 31, 2019.

Name	Age	Position
Executive Officers and Key Employees
Robert Plaschke	55	Chief Executive Officer and Director
James Walker	70	Chief Financial Officer
Charles Becher	51	Chief Sales and Marketing Officer
Jeffrey Pon	31	Senior Vice President of Product
Peter Liu	51	Senior Vice President of Operations
Bengt Jonassen	56	Senior Vice President of Engineering
Directors
Maurice Hochschild(3)	57	Chairman of the Board of Directors
Alan Howe(1)	57	Director
Kenny Young(2)	55	Director
Susan G. Swenson(1)(2)	70	Director
John Kneuer(1)(2)	50	Director
Jeffrey D. Johnson(3)	59	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers and Key Employees

Robert Plaschke has served as our Chief Executive Officer and a member of our board of directors since December 2005. From 2002 to 2005, Mr. Plaschke served in multiple roles at Sonim, including Chief Financial Officer, Chief Marketing Officer and Head of Business Development. From 2001 to 2002, Mr. Plaschke served as Entrepreneur in Residence at Sutter Hill Ventures, a venture capital firm, where he served as a senior executive for a venture capital fund. Mr. Plaschke received a M.B.A. from the University of Chicago and a B.S. in Computer Engineering from Northwestern University.

We believe that Mr. Plaschke is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our Chief Executive Officer.

James Walker has served as our Chief Financial Officer since January 2018. From March 2014 to November 2017, Mr. Walker served as a consulting chief financial officer of The Brenner Group, LLC, a professional services and consulting company. From January 2012 to March 2014, Mr. Walker served as the Chief Financial Officer of Spigit, Inc., a management software provider. Mr. Walker received a M.B.A. from Santa Clara University and a B.A. in Mathematics from San Jose State University.

Charles Becher has served as our Chief Sales and Marketing Officer since December 2016. From 2000 to December 2016, Mr. Becher served in numerous roles at Kyocera Communications, Inc., a mobile phone manufacturer, including as Senior Vice President and General Manager of Sales and Marketing from April 2013 to December 2016, and prior to that, as Senior Director of Strategic Account Sales, United States, Senior Director of Sales, International, and Director of Sales and Regional Sales Manager, Latin America. Mr. Becher received a B.B.A. in Finance from the University of Michigan.

Jeffrey Pon has served as our Senior Vice President of Product since January 2017. From May 2008 to January 2017, Mr. Pon served in numerous other roles at Sonim with increasing levels of responsibility, the most recent of which was as Senior Vice President of Global Sales. Mr. Pon received his B.S. in Business Administration from the University of California, Berkeley.

Peter Liu has served as our Senior Vice President of Operations since September 2010. From 2007 to 2010, Mr. Liu served as Global Quality Director for LOM/Perlos, an international VI supplier of mobile phones. From 2005 to 2007, Mr. Liu was the Head of Quality for the Strategic Growth Engine business at Motorola Solutions, Inc., a multinational telecommunications company. Mr. Liu received a M.B.A. from Lawrence Technological University and a Bachelor’s in Engineering from Tianjin University.

Bengt Jonassen has served as our Senior Vice President of Engineering since July 2016 and as our Head of Platform since January 2014. Mr. Jonassen has also headed our Beijing, China site as General Manager and is currently overseeing all engineering development in both Beijing, China and Bangalore, India. From 2001 to 2014, Mr. Jonassen served as a Research and Development Manager and Concepting Product Program Manager at Nokia Corporation, a multinational telecommunications, IT and consumer electronics company. Mr. Jonassen received a Bachelor’s in Electrical Engineering from Frankfurt University of Applied Sciences.

Non-Employee Directors

Maurice Hochschild has served as a member of our board of directors since November 2012 and as Chairman of our board of directors since March 2019. Since 2001, Mr. Hochschild served in various roles at Investec Bank plc, an international specialist banking and asset management group, including Global Head of Project and Infrastructure Finance and head of commercial and institutional banking in North America. Mr. Hochschild received a B.A. from the University of Pennsylvania.

We believe that Mr. Hochschild’s extensive experience in project development and public infrastructure qualifies him to serve on our board of directors.

Alan Howe has served as a member of our board of directors since October 2017. Since April 2001, Mr. Howe has served as co-founder and Managing Partner of Broadband Initiatives, LLC, a boutique corporate development and strategic consulting firm. Previously, Mr. Howe held various executive management positions at Covad Communications, Inc., a provider of broadband voice and data communications, Teletrac, Inc., a location-tracking software company, Sprint Corporation, a telecommunications company, and Manufacturers Hanover Trust Company, a commercial bank. Mr. Howe currently serves on the boards of directors of WidePoint Corporation, a provider of technology products and services, Resonant Inc., a hardware development company for mobile devices, Data I/O Corporation, a systems manufacturer for integrated circuits (as Chairman), and Determine, Inc., a provider of life cycle management solutions software (as Vice Chairman). Mr. Howe previously served on the boards of directors of magicJack VocalTec Ltd., a cloud communications company, CafePress Inc., an online retailer, Urban Communications, Inc., a provider of fiber optic services, and Qualstar Corporation, a data storage products manufacturer. Mr. Howe received a M.B.A. in Finance from the Kelley School of Business, Indiana University, and a B.S. in Business Administration from the University of Illinois, Urbana-Champaign.

We believe that Mr. Howe’s extensive financial, executive and board experience with multiple private and public companies qualifies him to serve on our board of directors.

Kenny Young has served as a member of our board of directors since April 2018. Since July 2018, Mr. Young has served as President of B. Riley Financial, Inc. Since October 2017, Mr. Young also served as Chief Executive Officer of Babcock & Wilcox Enterprises Inc., a provider of energy and environmental technologies and services. Since October 2016, Mr. Young has served as Chief Executive Officer of B. Riley Principal Investments, a wholly owned subsidiary of B. Riley Financial, Inc. In addition, since November 2018, Mr. Young has served as Chief Executive Officer of magicJack VocalTec Ltd., a cloud communications company. Since 2016, Mr. Young has served as Chief Executive Officer of United Online, Inc., an internet and communications services provider. Each of magicJack VocalTec Ltd. and United Online, Inc. is a wholly-owned subsidiary of B. Riley Financial, Inc. From 2008 to 2016, Mr. Young served in numerous leadership roles at Lightbridge Communications Corporation, a telecommunications services company, including as President and Chief Executive Officer of Lightbridge Communications Corporation International and President of Americas and Chief Operating Officer of Lightbridge Communications Corporation. Mr. Young currently serves on the boards of directors of Liberty Tax Inc., a provider of tax services, Bebe Stores, Inc., a women’s apparel retailer, and Orion Energy Systems, a LED lighting and intelligent controls company. Mr. Young previously served on the boards of directors of Imagine Communications Corporation, a media services company, Global Star, Inc., a satellite communications company, B. Riley Financial Inc., a full service investment bank, Standard Diversified Inc., a holding company for various industrial businesses, and Proxim Wireless Corporation, a broadband wireless networking company. Mr. Young received a M.B.A. in Business from Southern Illinois University, Edwardsville, and a B.S. in Computer Science and Mathematics from Graceland University.

We believe that Mr. Young’s extensive operational, executive and board experience with numerous companies primarily within the communications and finance industries qualifies him to serve on our board of directors.

Susan G. Swenson has served as a member of our board of directors since March 2019. From August 2012 to August 2018, Ms. Swenson served on the board of FirstNet and chaired the board of directors from August 2014 to August 2018. From October 2015 to June 2017, Ms. Swenson served as Chair person and Chief Executive Officer of Inseego Corporation, a wireless internet solutions and telematics provider, and served as the Board Chairperson from April 2014 to June 2017. From February 2004 to October 2005, Ms. Swenson served as the President and Chief Operating Officer of T-Mobile US, Inc., a wireless network operator. From 1999 to 2004, Ms. Swenson served as President of Leap Wireless International, Inc., a telecommunications operator, and Chief Executive Officer of Cricket Communications, Inc., a prepaid wireless service provider and subsidiary of Leap. Ms. Swenson currently serves on the board of Harmonic, Inc., a video delivery and media company, and chairs the Governance and Nominating Committee. Since October 2018 she has also served as Chairman of the Board of Directors of Vislink Technologies, Inc., a video capture and broadcasting company. Ms. Swenson received a B.A. in French from San Diego State University.

We believe that Ms. Swenson’s extensive leadership experience at various media and communications companies and at FirstNet qualifies her to serve on our board of directors.

John Kneuer has served as a member of our board of directors since March 2019. Since November 2007, Mr. Kneuer has served as the founding Managing Member of JKC Consulting LLC, a strategic consulting and advisory firm. He has also served as Senior Advisor to the American Continental Group, a public policy consulting firm, since April 2017. Since June 2017, Mr. Kneuer has served on the Board of Directors of TerreStar Corporation, a telecommunications company. From 2011 until 2018, he served as a member of the Board of Directors of Globalstar, Inc., a satellite communications company, where he served as a member of the audit and compensation committees. From October 2003 to November 2007, Mr. Kneuer served first as the Deputary Assistant Secretary, and then as U.S. Assistant Secretary, of Commerce for Communications and Information. As Assistant Secretary, Mr. Kneuer served as Administrator of the National Telecommunications and Information Administration. Mr. Kneuer received a B.A. and J.D. from Catholic University of America.

We believe that Mr. Kneuer’s extensive business consulting experience and leadership experience at various strategic consulting and communications companies as well as federal telecommunications authorities qualifies him to serve on our board of directors.

Jeffrey D. Johnson has served as a member of our board of directors since March 2019 and previously served as a member of our board of directors from July 2017 to April 2018. Since 2010, Mr. Johnson has served as the Chief Executive Officer of the Western Fire Chiefs Association. Since 2016, he has served as the Chief Executive Officer of Brody’s Meats, Inc., a smoked meat company. From 2012 until August 2018, he served as Vice President of the Board of Directors of FirstNet. From 1995 until 2010, he served as the Tualatin Valley Fire and Rescue Chief. Mr. Johnson received a B.S. in Business and Communications from Concordia University.

We believe that Mr. Johnson’s extensive leadership experience in local and national public safety and advisory and board roles for numerous technology companies qualifies him to serve on our board of directors.

Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our board of directors and our executive officers.

Board of Director Composition

Certain members of our board of directors were elected pursuant to the provisions of an amended and restated voting agreement, which terminated in November 2018 in connection with the Share Conversion, following which time none of our stockholders have had any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of seven members upon the closing of this offering. At each annual meeting of stockholders, each of our directors’ terms will expire and our entire board of directors will stand for election.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Director Independence

In connection with this offering, we have applied to list our common stock on Nasdaq. Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Swenson, Mr. Kneuer, Mr. Johnson, Mr. Hochschild, Mr. Howe and Mr. Young do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. Mr. Plaschke is not independent given his position as our Chief Executive Officer. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock.

Committees of the Board of Directors

Our board of directors will establish, effective prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on the committees until their resignation or until as otherwise determined by our board of directors. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of Mr. Howe, Ms. Swenson and Mr. Kneuer, with Mr. Howe serving as the chairperson of the audit committee. Our board of directors has determined that Mr. Howe is an audit committee financial expert, as defined by SEC rules and regulations.

Our board of directors has determined that each of Mr. Howe, Ms. Swenson and Mr. Kneuer is an independent director under Nasdaq listing rules is independent under Rule 10A-3 of the Exchange Act. Our board of directors has further determined that each of the members of the audit committee satisfy the financial literacy and sophistication requirements of the SEC and Nasdaq listing rules.

The principal duties and responsibilities, among others, of our audit committee include:

•

recommending and retaining an independent registered public accounting firm to serve as independent auditor to audit our financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	overseeing our risk assessment and risk management processes;

•	reviewing and ratifying all related party transactions, based on the standards set forth in our related party transactions policy;

•	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly financial statements; and

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Mr. Young, Ms. Swenson and Mr. Kneuer, each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. Mr. Young will be the chairperson of the compensation committee. Our compensation committee will review and determine, or recommend to the full board of directors for approval of, the compensation of all our executive officers.

The principal duties and responsibilities, among others, of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•	exercising administrative authority under our equity incentive plan and employee benefit plans;

•	establishing policies and making recommendations to our board of directors regarding director compensation;

•	overseeing risks and exposures associated with executive and director compensation plans and arrangements;

•	reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

•

preparing a compensation committee report on executive and director compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Hochschild and Mr. Johnson. Mr. Hochschild will be the chairperson of the nominating and corporate governance committee.

The principal duties and responsibilities, among others, of our nominating and corporate governance committee will include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•

developing, recommending, overseeing the implementation of and monitoring compliance with, our corporate governance guidelines, and periodically reviewing and recommending any necessary or appropriate changes to our corporate governance guidelines;

•	monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

•	overseeing an annual evaluation of the board’s performance.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at www.sonimtech.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related-party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Prior to the closing of this offering, we expect to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

The following table sets forth information regarding compensation earned during the year ended December 31, 2018 by our non-employee directors who served as directors during such year. Mr. Plaschke, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director and the compensation paid to Mr. Plaschke as an employee during the year ended December 31, 2018 is set forth in the “Summary Compensation Table” below.

Name	Fees Earned or Paid in Cash		Option Awards (1)(2)	Total
Maurice Hochschild	$50,000	(3)	$—	$50,000
Alan Howe	35,000	(4)		35,000
Kenny Young	200,000	(5)	—	200,000
Jeffrey Johnson	27,208	(6)	—	27,208	(6)

(1)	As of December 31, 2018, Mr. Howe held an option to purchase 2,333 shares of our common stock. None of our other non-employee directors held outstanding equity awards as of December 31, 2018.

(2)

This column reflects the full grant date fair value for options granted during the year ended December 31, 2018 as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. The assumptions we used in valuing options are described in Note      to our consolidated financial statements included elsewhere in this prospectus.

(3)

Commencing in 2018, Mr. Hochschild receives an annual retainer of $50,000 for continued service on the board of directors. Mr. Hochschild has directed that his 2018 retainer of $50,000 be remitted to Investec Bank plc.

(4)	Commencing in 2018, Mr. Howe receives an annual retainer of $35,000 for continued service on the board of directors.

(5)	Fees for Mr. Young’s service as a director are paid to B. Riley Principal Investments, LLC, Mr. Young’s employer, pursuant to a management services agreement entered into in October 2017.

(6)

Mr. Johnson served as a member of our board of directors from July 2017 through April 2018. For Mr. Johnson’s service as a director from January 1, 2018 through his resignation from the board of directors in April 2018, we paid Mr. Johnson total fees for board service of $25,000 and travel expense reimbursements of $2,208.

We currently reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board of directors meetings. In January 2018, we entered into a board services agreement with Mr. Hochschild pursuant to which we pay an annual retainer of $50,000 to Mr. Hochschild for his continued service on our board of directors. Mr. Hochschild has directed that his 2018 retainer of $50,000 be remitted to Investec Bank plc. In November 2017, we entered into a board services agreement with Mr. Howe pursuant to which we pay an annual retainer of $35,000 to Mr. Howe for his continued service on our board of directors. In addition, pursuant to the board services agreement with Mr. Howe, in September 2018, we granted Mr. Howe an option to purchase 2,333 shares of our common stock with an exercise price of $0.90 per share. 25% of the shares of common stock underlying the option vested on October 31, 2018, and the remainder vest in 36 equal monthly installments thereafter, with full acceleration upon a change in control of the Company. In October 2017, we entered into a management services agreement with B. Riley Principal Investments, LLC pursuant to which, among other things, Mr. Young serves as a member of our board of directors. Pursuant to the management series agreement, we pay B. Riley Principal Investments, LLC an annual fee of $200,000 for services provided, including for Mr. Young’s continued service on our board of directors. The management services agreement will terminate upon the consummation of this offering.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2018, consisting of our principal executive officer and the next two most highly compensated executive officers who were serving as executive officers as of December 31, 2018, were:

•	Robert Plaschke, our Chief Executive Officer;

•	James Walker, our Chief Financial Officer; and

•	Charles Becher, our Chief Sales and Marketing Officer.

Summary Compensation Table for Year Ended December 31, 2018

The following table sets forth information regarding compensation earned during the year ended December 31, 2018 by our named executive officers.

Name and Principal Position	Year	Salary		Bonus		Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)		All Other Compensation		Total
Robert Plaschke	2018	$381,250		$575,000	(3)	$—	$—	$400,000		$22,500	(6)	$1,378,750
Chief Executive Officer
James Walker	2018	291,667	(4)	—		—	372,810	206,250		—		870,727
Chief Financial Officer
Charles Becher	2018	350,000		—		—	246,486	250,000	(5)	—		846,486
Chief Sales and Marketing Officer

(1)

This column reflects the full grant date fair value for options granted during the year ended December 31, 2018 as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. The assumptions we used in valuing options are described in Note 7 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Represents payments made under our Executive Bonus Plan for 2018 as well as a revenue-based bonus for Mr. Becher. Under the Executive Bonus Plan for 2018, Mr. Plaschke, Mr. Walker and Mr. Becher were paid bonus amounts equal to 100%, 75% and 20% of each of their 2019 annual base salaries, respectively. No discretionary bonus amounts were paid to any of our executive officers in 2018. See “—Executive Bonus Plan.” Mr. Becher was also paid an additional $150,000 in sales commissions in the form of a revenue-based bonus pursuant to the terms of his employment agreement. See “—Agreements with Our Named Executive Officers—Mr. Becher.”

(3)	In March 2019, our board of directors approved a $575,000 discretionary bonus to Mr. Plaschke for 2018.

(4)

From January 2018 through July 2018, Mr. Walker served as our interim Chief Financial Officer and was paid prorated salary amounts based on an annual salary of $300,000. From August 2018 through the end of 2018, Mr. Walker became a full-time Chief Financial Officer and was paid prorated salary amounts based on an annual salary of $275,000.

(5)	Amount includes $150,000 in sales commissions based on revenue targets.

(6)

Pursuant to his employment agreement, Mr. Plaschke is entitled to receive up to $22,500 in funds each year from us for his participation in World Presidents Organization activities. In 2018, he received $22,500 for such activities.

Outstanding Equity Awards at December 31, 2018

The following table provides information about outstanding equity awards held by each of our named executive officers at December 31, 2018. All awards were granted under our 2012 Plan, the terms of which are described below under “—2012 Equity Incentive Plan.”

		Option Awards (1)
		Number of Securities Underlying Unexercised Options (#)				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price	Option Expiration Date
Name	Grant Date	Exercisable		Unexercisable
Robert Plaschke	6/10/2013	103,703	(2)	—		—	$0.45	6/9/2023
	10/26/2017	44,722	(3)	108,611	(3)	—	0.45	10/9/2027
James Walker	9/10/2018	—	(4)	201,666	(4)	—	0.90	9/9/2028
Charles Becher	2/14/2017	95,833	(5)	104,167	(5)	—	0.75	2/13/2027
	9/10/2018	—	(6)	133,333	(6)	—	0.90	9/9/2028

(1)	All option awards listed in this table were granted pursuant to our 2012 Plan, the terms of which are descried below under “—2012 Equity Incentive Plan.”

(2)

Shares underlying this option vested on an annual basis upon the achievement by us of certain performance-based metrics based on operating profit up to the date of completion of our audit for fiscal year 2015. Following such time, all unvested shares underlying this option expired. All remaining 103,703 shares underlying this option are exercisable immediately.

(3)

25% of the shares of common stock underlying the option, or 38,333 shares, vested in October 2018, the first anniversary of the vesting commencement date, and the remainder will vest in 36 equal monthly installments thereafter, subject to Mr. Plaschke’s continuous service through the relevant vesting dates. In the event of a change in control, vesting of this option will accelerate in full immediately prior to the effective date of the change in control.

(4)

25% of the shares of common stock underlying the option, or 50,416 shares, vested in January 2019, the first anniversary of the vesting commencement date, and the remainder will vest in 36 equal monthly installments thereafter, subject to Mr. Walker’s continuous service through the relevant vesting dates. During the 13 months following a change in control, if we terminate Mr. Walker’s employment without cause or if Mr. Walker resigns for good season, all remaining shares underlying this option will immediately vest. Following the listing of our shares of common stock on Nasdaq, (i) 50% of the shares underlying the option will vest once our enterprise value (as defined in Mr. Walker’s employment agreement) is at least $125.0 million or if the our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 25% or more of the shares of our capital stock held as of August 2018 by financial investors, and (ii) 100% will vest once our enterprise value is at least $150.0 million or if the our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 50% or more of the shares of our capital stock held as of August 2018 by financial investors, or immediately prior to a change in control.

(5)

25% of the shares of common stock underlying the option, or 50,000 shares, vested in January 2018, the first anniversary of the vesting commencement date, and the remainder will vest in 36 equal monthly installments thereafter, subject to Mr. Becher’s continuous service through the relevant vesting dates. During the 13 months following a change in control, if we terminate Mr. Becher’s employment without cause or if Mr. Becher resigns for good season, vesting of this option will accelerate with respect to such number of shares that would have vested had Mr. Becher remained employed for 24 months following the date of termination.

(6)

33,333 shares of common stock underlying this option will vest at the end of each fiscal year in which the revenue plan set forth in Mr. Becher’s employment agreements is exceeded by at least 25%, 33,333 shares underlying this option will vest at the end of each fiscal year in which our gross margin exceeds 39%, and 33,333 shares underlying this option will vest at the end of each fiscal year in which our gross margin exceeds 42%. During the 13 months following a change in control, if we terminate Mr. Becher’s employment without cause or if Mr. Becher resigns for good reason, 25% of the shares underlying this option will accelerate.

Agreements with Our Named Executive Officers

Set forth below are descriptions of our employment agreements with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see “—Potential Payments upon Termination or Change in Control.”

Mr. Plaschke. In August 2018, we entered into an employment agreement with Mr. Plaschke. Under the terms of the employment agreement, Mr. Plaschke is entitled to an annual base salary of $400,000 and is eligible to receive an annual performance bonus with a target of 100% of his base salary based on our performance against EBITDA objectives, as determined by our board of directors. In addition, Mr. Plaschke is entitled to receive up to $22,500 in funds each year from us for his participation in World Presidents Organization activities. Mr. Plaschke is also eligible to participate in the employee benefit plans generally available to our employees. Upon the listing of our common stock on Nasdaq in connection with this offering, Mr. Plaschke is entitled to a restricted stock award, or the Liquidity Bonus, to be granted immediately prior to the closing of this offering for a number of shares equal to 2% of our fully-diluted capital stock as of the date of grant, including the shares to be issued in this offering. 50% of the shares underlying the award will vest once our enterprise value (as defined in Mr. Plaschke’s employment agreement) is at least $125 million or if our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 25% or more of the shares of our capital stock held as of August 2018 by financial investors, and 100% will vest once our enterprise value is at least $150 million or if the our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 50% or more of the shares of our capital stock held as of August 2018 by financial investors, or immediately prior to a change in control (as defined in Mr. Plaschke’s employment agreement). In addition, Mr. Plaschke will receive immediate vesting of all outstanding unvested options and stock awards previously granted to him by us upon a qualified change in control (as defined in Mr. Plaschke’s employment agreement).

Mr. Walker. In August 2018, we entered into an employment agreement with Mr. Walker. Under the terms of the employment agreement, Mr. Walker is entitled to an annual base salary of $275,000 and is eligible to receive an annual performance bonus with a target of 75% of his base salary based on our performance against EBITDA objectives, as determined by our board of directors. In September 2018, we granted to Mr. Walker an option to purchase 201,066 shares of common stock. 25% of the shares of common stock underlying the option, or 50,416 shares, vested in January 2019, the first anniversary of the vesting commencement date, and the remainder will vest in 36 equal monthly installments thereafter, subject to Mr. Walker’s continuous service through the relevant vesting dates and accelerated vesting upon a change in control (as defined in Mr. Walker’s employment agreement) in which our enterprise value is at least $125.0 million. Following the listing of our shares of common stock on Nasdaq, (i) 50% of the shares underlying the option will vest once our enterprise value (as defined in Mr. Walker’s employment agreement) is at least $125.0 million or if the our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 25% or more of the shares of our capital stock held as of August 2018 by financial investors, and (ii) 100% will vest once our enterprise value is at least $150.0 million or if the our capital stock is quoted for trading on an over-the-counter bulletin board, upon the bona fide sale of 50% or more of the shares of our capital stock held as of August 2018 by financial investors, or immediately prior to a change in control. Mr. Walker is also eligible to participate in the employee benefit plans generally available to our employees.

Mr. Becher. In February 2019, we entered into an employment agreement with Mr. Becher. Under the terms of the employment agreement, Mr. Becher is entitled to an annual base salary of $500,000 (previously $300,000 in 2018) and is eligible to receive an annual performance bonus based on our performance against EBITDA objectives, as determined by our board of directors. In addition to the annual cash performance bonus, Mr. Becher is also eligible to receive a revenue bonus based on our financial performance and certain agreed-upon targets. In September 2018, we granted to Mr. Becher an option to purchase 133,333 shares of common stock subject to performance-based vesting. Mr. Becher is also eligible to participate in the employee benefit plans generally available to our employees.

In addition to amounts paid to Mr. Becher under our executive bonus plan for 2018, Mr. Becher also received $150,000 in 2018 from sales commissions in the form of a revenue-based bonus equal to a base bonus amount plus a percentage of fixed revenue targets based on 100% attainment of such targets. The revenue-based bonus plan for Mr. Becher expired on December 31, 2018. We may enter into similar revenue-based bonus plans with Mr. Becher for future years.

Potential Payments upon Termination or Change in Control

Each of our named executive officers is eligible to receive certain benefits pursuant to his employment agreement with us, as described below. “Cause,” “good reason,” “enterprise value,” “financial investors” and “change in control” are defined in the applicable employment agreements with each of our named executive officers.

Mr. Plaschke. Upon Mr. Plaschke’s termination with cause or resignation without good reason, Mr. Plaschke will receive three months of continued base salary. In the event Mr. Plaschke’s employment is terminated without cause, or his employment is terminated due to death, permanent disability or for good reason, in either case at any time prior to a change in control or more than 13 months after a change in control, Mr. Plaschke will receive 12 months of continued base salary and reimbursement for COBRA health insurance premiums for up to 12 months following the date of termination. In the event that Mr. Plaschke’s employment is terminated by us for any reason, his employment terminates due to his death or permanent disability, or he resigns for good reason, he will be entitled to a pro rata portion of his target bonus for the year of termination. Mr. Plaschke will receive immediate vesting of all outstanding unvested options and stock awards previously granted to him by us upon a qualified change in control (as defined in Mr. Plaschke’s employment agreement). In the event Mr. Plaschke’s employment is terminated without cause or he resigns for good reason within 13 months after a change in control of the Company, Mr. Plaschke will receive 18 months of continued base salary, reimbursement for COBRA health insurance premiums for a period of up to 18 months and accelerated vesting of any then-outstanding options or stock awards that would have vested within 24 months after the date of termination. In addition, if at any time Mr. Plaschke’s employment is terminated or he resigns, for any reason, Mr. Plaschke will be entitled to an additional severance payment equal to $140,000, to be paid in four equal quarterly payments, unless Mr. Plaschke receives the Liquidity Bonus. Such payments and benefits are conditioned upon Mr. Plaschke continuing to comply with certain restrictive covenants applicable to him and upon execution of an effective general release of claims. In addition, any amount payable upon a termination of employment under the employment agreement will be paid only if the termination constitutes a separation from service under Section 409A of the Code.

Mr. Walker. In the event Mr. Walker’s employment is terminated without cause, or his employment is terminated due to death, permanent disability or for good reason, in either case at any time prior to a change in control or more than 13 months after a change in control, Mr. Walker will receive nine months of continued base salary and reimbursement for COBRA health insurance premiums for a period of up to nine months following the date of termination. In the event that Mr. Walker’s employment is terminated by us for any reason, his employment terminates due to his death or permanent disability, or he resigns for good reason, he will be entitled to a pro rata portion of his target bonus for the year of termination. In the event Mr. Walker’s employment is terminated without cause or he resigns for good reason within 13 months after our change in control, Mr. Walker will receive 12 months of continued base salary, reimbursement for COBRA health insurance premiums for a period of up to 12 months following the date of termination and immediate vesting of any then-outstanding options or stock awards. Such payments and benefits are conditioned upon Mr. Walker continuing to comply with certain restrictive covenants applicable to him and upon execution of an effective general release of claims. In addition, any amount payable upon a termination of employment under the employment agreement will be paid only if the termination constitutes a separation from service under Section 409A of the Code.

Mr. Becher. In the event Mr. Becher’s employment is terminated without cause, or his employment is terminated due to death, permanent disability or for good reason, in either case at any time prior to a change in control or more than 13 months after a change in control, Mr. Becher will receive six months of continued base salary. In the event Mr. Becher’s employment is terminated without cause or he resigns for good reason within 13 months after a change in control of the Company, Mr. Becher will receive 12 months of continued base salary, reimbursement for COBRA health insurance premiums for a period of up to six months following the date of termination, accelerated vesting of the shares granted under Mr. Becher’s option granted in February 2017 that would have vested within 24 months after the date of termination, and accelerated vesting of 25% of the shares granted under Mr. Becher’s option granted in September 2018. Such payments and benefits are conditioned upon Mr. Becher continuing to comply with certain restrictive covenants applicable to him and upon execution of an effective general release of claims. In addition, any amount payable upon a termination of employment under the employment agreement will be paid only if the termination constitutes a separation from service under Section 409A of the Code.

Executive Bonus Plan

Our board of directors has approved an executive bonus plan in 2018 whereby the board has approved a target bonus pool for allocation to our executive officers, including our named executive officers, and includes a discretionary fund to be distributed to employees with a title of “vice president” or “director” as well as an additional discretionary pool for our Chief Executive Officer. Each eligible participant has an opportunity to earn a payment based on achievement of corporate performance goals relating to EBITDA targets for the year ended December 31, 2018. Executive officers are eligible for a merit-based bonus in an amount set based on employment grade (ranging from 37.5% to 100% of base annual salary), which is then multiplied by a percentage (ranging from 40% up to 175%) based on achievement of EBITDA targets. For 2018, we paid an aggregate of approximately $1.3 million pursuant to such executive bonus plan. We plan to adopt an executive bonus plan for 2019.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2018.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2018.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors and encourages them to devote their best efforts to our business and financial success.

The principal features of our equity incentive plans and our 401(k) plan are summarized below. Our board of directors adopted, and our stockholders approved, the 2019 Equity Incentive Plan, or the 2019 Plan, in March 2019 and April 2019, respectively, and the 2019 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The 2019 Plan will supersede and replace our 2012 Equity Incentive Plan, or the 2012 Plan. After the 2019 Plan becomes effective, no further stock awards will be granted under the 2012 Plan. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2019 Equity Incentive Plan

Our 2019 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other stock awards, or collectively, stock awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under our 2019 Plan after it becomes effective is the sum of (i) 1,587,370 shares, plus (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2012 Plan that are forfeited, terminated, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each calendar year for 10 years, starting January 1, 2020 (assuming the 2019 Plan becomes effective in calendar year 2019) and ending on and including January 1, 2029, in an amount equal to 5% of the total number of shares of our capital stock outstanding on December 31 of the prior calendar year, unless our board of directors or compensation committee determines prior to the date of increase that there will be a lesser increase, or no increase.

Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2019 Plan. Additionally, shares become available for future grant under our 2019 Plan if they were issued under stock awards under our 2019 Plan and we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine and amend the terms of awards, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the fair market value of a share of our common stock in the event no public market exists for our common stock;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable upon exercise or settlement of the award.

Under our 2019 Plan, our board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase or strike price of any outstanding award;

•	the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Non-Employee Director Limitation. The maximum number of shares of common stock subject to awards granted under the 2019 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to the non-employee director during that year for service on the Board, will not exceed $         in total value (calculating the value of the awards based on the grant date fair value for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the board of directors, $        .

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2019 Plan is equal to three times the aggregate number of shares initially reserved under the 2019 Plan.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration (including future services) that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Other Stock Awards. Our 2019 Plan administrator may grant other awards based in whole or in part by reference to our common stock. Our 2019 Plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (i) the class and the maximum number of shares reserved for issuance under our 2019 Plan, (ii) the class and the maximum number of shares that may be issued upon the exercise of ISOs, and (iii) the class and the number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2019 Plan provides that in the event of certain specified significant corporate transactions including: (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of more than 50% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the plan administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder. The administrator may take one of the following actions with respect to such awards:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment or no payment, as determined by our board of directors; or

•

make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise, multiplied by the number of shares subject to the stock award. Any escrow, holdback, earnout or similar provisions in the definitive agreement for the transaction may apply to such payment to the holder of a stock award to the same extent and in the same manner as such provisions apply to holders of our common stock.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner in the event of a corporate transaction.

In the event of a change in control, awards granted under our 2019 Plan will not receive automatic acceleration of vesting and/or exercisability, although this treatment may be provided for in an award agreement or in any other written agreement between us and the participant. Under our 2019 Plan, a change in control generally will be deemed to occur in the event: (i) the acquisition by any a person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity; (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; or (iv) an unapproved change in the majority of our board of directors.

Transferability. A participant generally may not transfer stock awards under our 2019 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2019 Plan.

Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2012 Equity Incentive Plan

Our board of directors and our stockholders approved our 2012 Plan in November 2012. As of December 31, 2018, a total of 2,817,071 shares of our common stock were reserved for issuance under our 2012 Plan. As of December 31, 2018, there were 455,557 shares of our common stock remaining available for the future grant of stock awards under our 2012 Plan. As of December 31, 2018, there were outstanding stock options covering a total of 1,320,197 shares of our common stock that were granted under our 2012 Plan.

No future grants will be made under our 2012 Plan, which will terminate in connection with this offering upon the effectiveness of the 2019 Plan. Any outstanding awards granted under our 2012 Plan will remain subject to the terms of our 2012 Plan and the applicable award agreements.

Stock Awards. Our 2012 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, or RSAs, restricted stock unit awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. We have granted stock options and RSAs under our 2012 Plan.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under our 2012 Plan will not exceed the number of shares underlying options outstanding under the 2012 Plan as of its termination date upon the effectiveness of the 2019 Plan, or                  shares.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2012 Plan and is referred to as the “plan administrator” herein. The plan administrator may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under the 2012 Plan, the plan administrator also has the authority to determine award recipients, dates of grant, the numbers, cash value and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of our 2012 Plan, subject to certain restrictions.

Under the 2012 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase or strike price of any outstanding award, (ii) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash or other consideration, or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2012 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2012 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2012 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of our common stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO, (v) a deferred payment arrangement or (vi) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2012 Plan, (ii) the class and maximum number of shares that may be issued on the exercise of ISOs and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2012 Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; and

•

make a payment equal to the excess, if any, of (i) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (ii) any exercise price payable by the participant in connection with the exercise.

Change in Control. Under the 2012 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur. Under the 2012 Plan, a change in control is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (iii) our stockholders approve or the board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company will otherwise occur, except for a liquidation into a parent corporation, or (iv) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2012 Plan, provided that such action does not impair (or with respect to amendments, materially impair) the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No stock awards may be granted under our 2012 Plan while it is suspended or after it is terminated.

2019 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2019 Employee Stock Purchase Plan, or ESPP, in March 2019 and April 2019, respectively. The ESPP will become effective in connection with this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees. In addition, the ESPP authorizes grants of purchase rights that do not comply with Section 423 of the Code under a separate non-423 component. In particular, where such purchase rights are granted to employees who are employed or located outside the United States, our board of directors may adopt rules that are beyond the scope of Section 423 of the Code.

Share Reserve. Following this offering, the ESPP authorizes the issuance of 317,474 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on February 1st of each calendar year, beginning on January 1, 2020 (assuming the ESPP becomes effective in calendar year ending December 31, 2019) and ending on and including January 1, 2029, by the lesser of (i) 1% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii) 500,000 shares; unless our board of directors or compensation committee determines prior to the date of the increase that there will be a lesser increase, or no increase. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the

ESPP, we may specify offerings with durations of not more than     months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. We currently intend to have     -month offerings with multiple purchase periods (of approximately six months in duration) per offering, except that the first purchase period under our first offering may be shorter or longer than six months, depending on the date on which the underwriting agreement relating to this offering becomes effective. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering, or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence on the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of common stock are first sold to the public.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week, (ii) being customarily employed for more than five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock in any calendar year based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding and the maximum number of shares an employee may purchase during a single purchase period is                 . Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP, (ii) the number of shares and purchase price of all outstanding purchase rights, and (iii) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. Our ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our ESPP.

Health and Welfare Benefits

We pay premiums for medical insurance, dental insurance and vision insurance for all full-time employees, including our named executive officers. These benefits are available to all full-time employees, subject to applicable laws.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax, or after-tax, basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan. We do not currently provide a matching contribution under the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that allow us to limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will provide us with the authority to, and our amended and restated bylaws will provide that we are required to, indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2016 to which we have been a participant and in which (i) the amount involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Private Financings

Common Stock Financing

From November 2018 through January 2019, we issued and sold an aggregate of 1,498,533 shares of our common stock at a purchase price of $7.18 per share to certain investors party to a securities purchase agreement, or the SPA, for an aggregate purchase price of approximately $10.8 million. We may issue from time to time an additional 590,603 shares of common stock pursuant to the SPA until May 2019, unless extended by the parties to the SPA. The following table summarizes purchases of our common stock by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of common stock.

Name	Shares of Common Stock	Aggregate Purchase Price
Nokomis Capital Master Fund, L.P.	696,378	$4,999,994
Entities Affiliated with B. Riley Financial, Inc. (1)	355,411	2,551,851
Verdoso Holdings Limited	55,710	399,998

(1)	Represents shares of common stock purchased by B. Riley Financial, Inc. and BRC Partners Opportunity Fund, LP.

Preferred Stock Financings

In August 2016, we issued and sold 147,431 shares of our Series A-1 preferred stock, 616,219 shares of our Series A preferred stock and a warrant to purchase 466,014 shares of our Series A preferred stock to Motorola Solutions, Inc., or MSI, a holder of more than 5% of our capital stock, for an aggregate purchase price of approximately $10.0 million. We have issued to MSI 310,676 shares of Series A preferred stock pursuant to prior exercises of the warrant. The remaining 155,338 shares of common stock issuable under the warrant will vest immediately prior to the closing of this offering. The holder of the warrant may, in lieu of exercising the warrant for 155,338 shares of our common stock, convert the warrant into a number of shares of common stock based on the fair value of such shares as determined by our board of directors. However, immediately prior to the closing of this offering, the holder of the warrant may, in lieu of exercising the warrant for 155,338 shares of our common stock, convert the warrant into a number of shares of common stock at a conversion price per share equal to the offering price to the public set forth on the cover page of this prospectus. The warrant will no longer be exercisable following the closing of this offering.

In December 2016, we issued and sold 1,127,337 shares of our Series A-2 preferred stock at a purchase price of $8.85 per share to JVC KENWOOD Corporation, a holder of more than 5% of our capital stock, for an aggregate purchase price of approximately $10.0 million.

B. Riley Loan Agreement

In October 2017, we entered into a subordinated term loan and security agreement, or the Loan Agreement, with B. Riley Principal Investments, LLC, or B. Riley Investments, an affiliate of B. Riley Financial, Inc., a holder of more than 5% of our capital stock, as amended in March 2018, pursuant to which we may borrow up to $12.0 million principal amount of secured subordinated indebtedness from time to time. Borrowings under the Loan Agreement bear interest at a fixed rate of 10% per annum. In connection with the Loan Agreement, we granted B. Riley Investments a subordinated lien on substantially all of our assets, subject to permitted liens. In October 2017, January 2018 and April 2018, we borrowed $7.0 million, $3.0 million and $2.0 million, respectively, aggregate principal amount of secured subordinated indebtedness under the Loan Agreement pursuant to the B. Riley Convertible Note. As of the date of this prospectus, B. Riley Investments may elect to convert 75% of the total principal amount and accrued interest outstanding under the note, or approximately $9.8 million, into 1,099,278 shares of our common stock at a conversion price per share of $8.87. Between the second and the third anniversary of the original issue date of the note, following the third anniversary of the original issue date of the note and following the fourth anniversary of the original issue date of the note, B. Riley Investments may elect to convert 50%, 25% and 12.5%, respectively, of the then-outstanding total principal amount and accrued interest outstanding under the note at a conversion price per share of $8.87. We made approximately $141,000 in interest payments on the note for the year ended December 31, 2018.

Convertible Notes

In May 2016, we issued and sold approximately $2.0 million principal amount of convertible subordinated notes to Investec Investments (UK) Limited and Verdoso Investments S.A., each a holder or affiliate of a holder of more than 5% of our capital stock, in connection with a convertible debt bridge financing. The notes accrued interest at a rate of 15% per year and converted into shares of our preferred stock at the option of the holders at various conversion prices based on purchase prices of shares in subsequent preferred share financings. As of December 31, 2018, all convertible notes held by Investec Investments (UK) Limited and Verdoso Investments S.A. have converted into shares of our common stock at the applicable conversion rates then in effect.

FBR Capital Markets Engagement

In March 2016, we entered into an engagement letter with B. Riley FBR, Inc., or FBR, an affiliate of B. Riley Financial, Inc., pursuant to which FBR performed certain financial advisory services in connection with the issuance of the convertible notes described above and secondary sales of our preferred stock in October 2017. In connection with these services, we paid to FBR an aggregate of approximately $2.0 million in fees and expenses. The engagement letter was terminated in July 2018 and FBR waived all rights to any tail fees set forth in the engagement letter.

Management Services Agreement

In October 2017, we entered into a management services agreement with B. Riley Principal Investments, pursuant to which B. Riley Investments agreed to provide advisory and consulting services to us for management fees of up to $200,000 per year. We incurred approximately $47,000 and $200,000 of fees under this agreement during the years ended December 31, 2017 and 2018, respectively. The management services agreement will terminate upon the closing of this offering.

Agreements with Motorola

In August 2016, we entered into a supply and distribution agreement, or the MSI Supply Agreement, with MSI, a more than 5% holder, pursuant to which we supply hardware and software to MSI and certain of its affiliates at predetermined price schedules set forth in the MSI Supply Agreement. The MSI Supply Agreement has an initial term of three years, after which time the agreement remains in effect until terminated by either party. Since August 2016, we have received approximately $2.2 million in total payments under the MSI Supply Agreement.

In April 2017, we entered into the WAVE® 7000 Public Safety Communication Services Software Development Kit License Agreement, or the WAVE License, with MSI pursuant to which we licensed the WAVE 7000 workgroup communication platform, including related proprietary interfaces, in North America. The WAVE License has an initial term of three years, plus a one year extension at MSI’s election. In addition, in April 2017, we entered into the Radio Application Link Protocol License Agreement, or the Radio Link

License, with MSI pursuant to which we licensed the iDEN® radio application link protocol from MSI for the development of products to interface with MSI’s products. The Radio Link License has a term of three years. Each of the WAVE License and the Radio Link License were entered into with MSI in connection with our master services agreement with Southern Communications Services, Inc.

Management Loans

In September 2016, Mr. Plaschke, our Chief Executive Officer and a member of our board of directors, borrowed $175,000 from us pursuant to a note and security agreement. The loan accrued interest at 3% per year and was secured against certain future compensation payable to Mr. Plaschke as well as certain shares of our common stock held by Mr. Plaschke. The loan was repaid in 2017.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights

We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The parties to the investors’ rights agreement include Robert Plaschke, our Chief Executive Officer and a member of our board of directors, and entities affiliated with B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., Nokomis Capital Master Fund, L.P., Verdoso Holdings Limited, Verdoso Investments S.A., Investec Investments (UK) Limited, Motorola Solutions, Inc. and JVC KENWOOD Corporation. See the section titled “Description of Capital Stock—Registration Rights.”

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2019 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information before the offering is based upon 15,873,705 shares of common stock outstanding as of March 31, 2019. The percentage ownership information after the offering assumes the sale and issuance of                 shares by us in this offering and no exercise by the underwriters of their option to purchase shares of additional common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common stock issuable pursuant to the exercise of options that are either immediately exercisable or exercisable on or before May 30, 2019, which is 60 days after March 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons or entities listed in the table is c/o Sonim Technologies, Inc., 1875 South Grant Street, Suite 750, San Mateo, CA 94402. When we refer to the “selling stockholder” in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders’ interest.

	Shares Beneficially Owned Before this Offering		Shares to be Sold if Underwriters Exercise Option in Full	Shares Beneficially Owned After this Offering Assuming Underwriters Exercise Option in Full
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Nokomis Capital Master Fund, L.P. (1)	3,692,080	23.3%
Entities Affiliated with B. Riley Financial (2)	3,312,021	20.0%
Entities Affiliated with Verdoso Holdings Limited (3)	1,468,743	9.3%
Investec Investments (UK) Limited (4)	1,409,124	8.9%
Motorola Solutions, Inc. (5)	1,316,771	8.3%
JVC KENWOOD Corporation (6)	1,233,159	7.8%

Directors and Named Executive Officers
Robert Plaschke (7)	420,889	2.6%
James Walker (8)	67,222	*
Charles Becher (9)	116,666	*
Maurice Hochschild	—	*
Alan Howe (10)	875	*
Kenny Young (11)	3,312,021	20.0%
Susan G. Swenson	—	*
John Kneuer	—	*
Jeffrey D. Johnson	—	*
All Directors and Executive Officers as a Group (12 persons)(12)	5,535,490	33.9%

*	Represents beneficial ownership of less than one percent.

(1)

Consists of shares of common stock held of record by Nokomis Capital Master Fund, L.P. Nokomis Capital Advisors, L.P. and Nokomis Capital, L.L.C. are the general partners of Nokomis Capital Master Fund, L.P. Nokomis Capital L.L.C. is the general partner of Nokomis Capital Advisors, L.P. Brett Hendrickson is the sole member of Nokomis Capital L.L.C. and has sole voting and dispositive power over the shares of our common stock held by Nokomis Capital Master Fund, L.P. The address for Nokomis Capital Master Fund, L.P. is 2305 Cedar Springs Road, Suite 420, Dallas, Texas 75201.

(2)

Consists of (i) 1,139,085 shares of common stock held of record by B. Riley Financial, Inc., (ii) 1,099,278 shares issuable upon conversion of a convertible promissory note issued to B. Riley Financial, Inc. within 60 days of February 14, 2019, and (iii) 1,073,658 shares held of record by BRC Partners Opportunity Fund, L.P. B. Riley Financial, Inc. and BRC Partners Opportunity Fund, L.P. are collectively referred to as the B. Riley Entities. BRC Partners Management GP, LLC is the general partner of BRC Partners Opportunity Fund, LP. B. Riley Asset Management, a division of B. Riley Capital Management, LLC, is the investment manager of BRC Partners Opportunity Fund, LP. B. Riley Capital Management, LLC is the sole member of BRC Partners Management GP, LLC and a wholly-owned subsidiary of B. Riley Financial, Inc. Bryant Riley, as Chief Executive Officer of B. Riley Capital Management, LLC and Chairman and Co-Chief Executive Officer of B. Riley Financial, Inc., has voting and dispositive power over the shares held by BRC Partners Opportunity Fund, L.P. and B. Riley Financial, Inc. The address for B. Riley Financial, Inc. is 21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367, and the address for BRC Partners Opportunity Fund, LP is 11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025.

(3)	The address for Verdoso Holdings Limited and Verdoso Investments S.A. is c/o Verdoso Holdings Limited, Connect House, 133-137, Alexandra Road, Wimbledon, London SW19 7JY, United Kingdom.

(4)

Investec Bank plc may be deemed to have voting and dispositive power over the shares held by Investec Investments (UK) Limited. The address for Investec Investments (UK) Limited is 30 Gresham Street, London, EC2V 7QP, United Kingdom.

(5)

Does not include 155,338 shares of common stock issuable pursuant to the exercise of an outstanding warrant that vests immediately prior to the closing of this offering. The address for Motorola Solutions, Inc. is 500 W. Monroe Street, Chicago, Illinois 60661.

(6)	The address for JVC KENWOOD Corporation is 3-12, Moriyacho, Kanagawa-ku, Yokohama-shi, Kanagawa, 221-0022 Japan.

(7)	Consists of (i) 256,492 shares of common stock held of record and (ii) 164,397 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2019.

(8)	Consists of 67,222 shares of common stock issuable pursuant to a stock option exercisable within 60 days of March 31, 2019.

(9)	Consists of 116,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2019.

(10)	Consists of 875 shares of common stock issuable pursuant to a stock option exercisable within 60 days of March 31, 2019.

(11)

Mr. Young does not own shares in his individual capacity. He is the President of B. Riley Financial, Inc. Mr. Young does not have either voting or investment control over the B. Riley Entities’ shares and he disclaims beneficial ownership of the B. Riley Entities’ shares.

(12)

Consists of (i) 5,036,969 shares of common stock beneficially owned by our directors (or their affiliated entities) and executive officers and (ii) 495,188 shares issuable pursuant to stock options and warrants exercisable within 60 days of March 31, 2019.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock will consist of                 shares of common stock, $0.001 par value per share, and                 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon consummation of this offering and are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

Common Stock

As of                 , 2019, there were                 shares of our common stock outstanding, held by      stockholders of record, and no shares of our preferred stock outstanding. Immediately after the closing of this offering, there will be                 shares of our common stock outstanding.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued pursuant to this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to                  shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of                 , 2019, we had outstanding stock options to purchase an aggregate of                 shares of our common stock under our 2012 Plan. We intend to adopt the 2019 Plan to replace our 2012 Plan upon the completion of this offering. Under the 2019 Plan,                  shares will be reserved for issuance pursuant to incentive awards.

Anti-Takeover Effects of Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that could have the effect of delaying, deterring, or preventing another party from acquiring control of our company. These provisions and certain provisions of the DGCL, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire our company.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board, our Chief Executive Officer, or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Our certificate of incorporation and bylaws will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of the stockholder’s shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover or otherwise.

Amendment of Charter Provisions

The amendment of the above provisions of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person that, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of the DGCL and the provisions of our certificate of incorporation and bylaws, to be in effect upon the consummation of the corporate conversion, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, or IRA, dated as of November 12, 2012. The demand, piggyback and Form S-3 registration rights described below under “ —Demand Registration Rights,” “ —Piggyback Registration Rights” and “ —Form S-3 Registration Rights” and set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder holds 1% or less of our common stock and is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of Oppenheimer & Co. Inc. for a period of 180 days after the date of this prospectus, subject to certain exceptions. See the section titled “Underwriting.”

Demand Registration Rights. The holders of approximately 13,195,761 shares of our common stock are entitled to certain demand registration rights (without giving effect to the sale of shares in this offering by the selling stockholders to the extent the underwriters exercise their option to purchase additional shares). The holders of at least 40% of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must anticipate aggregate proceeds, before underwriting discounts and commissions, of at least $7.5 million. These holders may not make any such demands for registration under certain other conditions, including if we intend to file a registration statement for a public offering or such holders propose to sell shares of common stock pursuant to a registration statement on Form S-3 as described below under “—Form S-3 Registration Rights.”

Piggyback Registration Rights. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to capital stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

In connection with this offering, the holders of approximately 13,195,761 shares of our common stock were entitled to, and the necessary percentage of holders waived, their demand registration rights as well as rights to notice of this offering and to include their shares of registrable securities in this offering.

Form S-3 Registration Rights. Following the closing of this offering, we expect that the holders of approximately 13,195,761 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 in any 12-month period.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to list our common stock on Nasdaq under the trading symbol “SONM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares of common stock outstanding as of December 31, 2018, upon the closing of this offering and assuming no exercise by the underwriters of their option to purchase additional shares of common stock,                shares will be outstanding. All of the shares of common stock sold in this offering, including both the shares sold by us and any shares sold by the selling stockholders as a result of the exercise of the underwriters of their option to purchase additional shares, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining                 shares of common stock held by existing stockholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares of common stock sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	all the shares of common stock sold in this offering will be eligible for immediate sale upon the closing of this offering; and

•

                shares of common stock will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject to certain exceptions as described in the section titled “Underwriting” and in certain circumstances to the volume, manner of sale and other restrictions under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned our common stock for at least six months, and any affiliate of the company who owns our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of shares of common stock under Rule 144 if:

•	the shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the shares of common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of our shares of common stock then outstanding, which will equal approximately                 shares immediately after the closing of this offering based on the number of shares outstanding as of December 31, 2018; or

•	the average weekly trading volume of our shares of common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but any holders of Rule 701 shares will be required to wait until 90 days after the date of this prospectus before selling their shares. However, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock that are issuable pursuant to our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling stockholders, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Oppenheimer & Co. Inc. for a period of 180 days from the date of this prospectus. Oppenheimer & Co. Inc. may release any of the securities subject to these the lockup agreements at any time. See the section titled “Underwriting” for more information on the lock-up agreements.

Registration Rights

Pursuant to the IRA, upon the closing of this offering, certain holders of shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge”, a “conversion transaction,” “synthetic security”, integrated investment or other risk reduction strategy, persons that have a functional currency other than the U.S. dollar, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below), or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address the effects of any applicable gift or estate tax, the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any U.S. federal tax laws other than income tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder and rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain from the sale or exchange of such shares of Common Stock (see “Gain on Sale, Exchange or Other Disposition of Our Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. federal withholding tax if the Non-U.S. Holder satisfies applicable certification and disclosure requirements, including providing IRS Form W-8ECI, with us and/or our paying agent, as applicable, but instead generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(i)

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(ii)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax, or such lower rate specified in an applicable income tax treaty, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its United States real property interests, the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds or is deemed to hold (directly, indirectly or constructively) more than 5% of our outstanding common stock during the applicable testing period, a Non-U.S. Holder will generally be taxed on its net gain derived from the disposition of our common stock at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Subject to the discussion of certain proposed U.S. Treasury Regulations below, the Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is a “non-financial foreign entity,” the foreign entity identifies certain direct and indirect U.S. holders of debt or equity interests in such foreign entity or certifies that there are none or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally (i) applies to payments of dividends on our common stock and (ii) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these FATCA rules on their investment in our common stock, and the possible impact of FATCA and the proposed regulations on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

UNDERWRITING

We and the selling stockholders entered into an underwriting agreement with the underwriters named below on                 , 2019. Oppenheimer & Co. Inc. and Lake Street Capital Markets, LLC are acting as the representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of common stock, but is not responsible for the commitment of any other underwriter to purchase shares of common stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares of Common Stock
Oppenheimer & Co. Inc.
Lake Street Capital Markets, LLC
National Securities Corporation

Total

The underwriters have agreed to purchase all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below), if any are purchased.

The shares of common stock offered hereby are expected to be ready for delivery on or about                 , 2019 against payment in immediately available funds.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $                 per share of common stock to brokers and dealers. After the shares of common stock are released for sale to the public, the representatives may change the offering price, the concession, and other selling terms at various times.

We and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of                additional shares of common stock from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions. If this option is exercised in full, the total price to public will be $        , the total proceeds to us, before expenses, will be $         million, and the total proceeds to the selling stockholders will be $         million.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us and the selling stockholders, before expenses:

	Per Share of Common Stock	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to the selling stockholders	$	$	$

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses related to this offering, including up to $600,000 of the representatives’ reasonable, documented out-of-pocket costs and expenses incident to the performance of its obligations under the underwriting agreement (including, without limitation, the reasonable fees and expenses of the underwriters’ outside counsel).

Entities affiliated with B. Riley Financial, which beneficially owns more than 5% of our common stock, own approximately 24% of National Holdings Inc., which wholly owns National Securities Corporation, one of the underwriters in this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers and directors and the selling stockholders, have agreed to a 180-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Oppenheimer & Co. Inc.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions—The underwriters may sell more shares of common stock in connection with this offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock in this offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price per share of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price per share of common stock that could adversely affect investors who purchase shares of common stock in this offering.

•

Penalty bids—If the representatives purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.

•

Passive market making—Market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

•

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the common stock if it discourages resales of our shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on Nasdaq or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-U.S. Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein, or the Securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105. Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions. The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers. Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions, or NI 45-106, or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment. Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission. Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents. Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the common stock is directed only at, investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of attorneys of Cooley LLP, beneficially owns an aggregate of 4,437 shares of our common stock. Goodwin Procter LLP, Redwood City, California, is representing the underwriters.

EXPERTS

The consolidated financial statements of Sonim Technologies, Inc. as of December 31, 2018 and 2017 and for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at http://www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.sonimtech.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

SONIM TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Sonim Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sonim Technologies, Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Campbell, CA

April 3, 2019

We have served as the Company’s auditor since 2013.

SONIM TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 and 2018

(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE AND

PER SHARE AMOUNTS)

	2017	2018
Assets
Cash and cash equivalents	$1,581	$13,049
Accounts receivable, net	10,817	18,877
Inventory	8,984	21,831
Prepaid expenses and other current assets	5,985	10,111

Total current assets	27,367	63,868
Property and equipment, net	724	1,071
Other assets	2,156	2,406

Total assets	$30,247	$67,345

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current portion of long-term debt	$217	$301
Line of credit with a bank	2,915	—
Accounts payable	11,249	27,295
Accrued expenses	8,973	16,381
Deferred revenue	4,677	4,223

Total current liabilities	28,031	48,200
Income tax payable	392	807
Long-term debt, less current portion	7,553	13,209
Warrant liability	3,785	—

Total liabilities	39,761	62,216

Commitments and contingencies (Note 9)
Convertible preferred stock, $0.001 par value per share, 15,186,664 shares authorized:
Series A; 9,333,333 shares authorized, 7,471,765 shares issued and outstanding at December 31, 2017 (aggregate liquidation preference of $45,084) ; no shares authorized, issued or outstanding at December 31, 2018	44,564	—
Series A-1; 1,733,333 shares authorized: 1,586,024 shares issued and outstanding at December 31, 2017 (aggregate liquidation preference of $9,570) ; no shares authorized, issued or outstanding at December 31, 2018	4,487	—
Series A-2; 1,186,666 shares authorized: 1,183,703 shares issued and outstanding at December 31, 2017 (aggregate liquidation preference of zero); no shares authorized, issued or outstanding at December 31, 2018	9,733	—
Series A-3; 1,266,666 shares authorized; zero shares issued and outstanding at December 31, 2017 (aggregate liquidation preference of zero); no shares authorized, issued or outstanding at December 31, 2018	—	—
Series B; 1,666,666 shares authorized: 1,665,291 shares issued and outstanding at December 31, 2017 (aggregate liquidation preference of $24,141), no shares authorized, issued or outstanding at December 31, 2018	21,613	—
Preferred stock, $0.001 par value per share, 5,000,000 shares authorized: no shares issued or outstanding at December 31, 2018	—	—

Total convertible preferred stock	80,397	—

Stockholders’ equity (deficit)
Common stock, $0.001 par value per share; 18,666,666 shares authorized: 1,027,113 shares issued and outstanding at December 31, 2017; 100,000,000 shares authorized; 15,591,357 shares issued and outstanding at December 31, 2018	1	15
Additional paid-in capital	54,892	148,641
Accumulated deficit	(144,804)	(143,527)

Total stockholders’ equity (deficit)	(89,911)	5,129

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$30,247	$67,345

See accompanying notes.

SONIM TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2017 AND 2018

(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE AND

PER SHARE AMOUNTS)

	2017	2018
Net revenues	$59,031	$135,665
Cost of revenues	38,720	87,576

Gross profit	20,311	48,089

Operating expenses:
Research and development	13,008	23,247
Sales and marketing	7,361	12,228
General and administrative	6,712	7,220

Total operating expenses	27,081	42,695

Income (loss) from operations	(6,770)	5,394
Interest expense	(820)	(1,828)
Change in fair value of warrant liability	(460)	(970)
Other expense, net	(335)	(565)

Income (loss) before income taxes	(8,385)	2,031
Income tax expense	(134)	(754)

Net income (loss)	(8,519)	1,277
Dividends on Series A, Series A-1 and Series A-2 preferred stock	(6,836)	(10,152)

Net loss attributable to common stockholders	$(15,355)	$(8,875)

Net loss per share attributable to common stockholders, basic and diluted	$(14.96)	$(2.57)

Weighted–average shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,026,616	3,447,283

See accompanying notes.

SONIM TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2017 AND 2018

(IN THOUSANDS EXCEPT SHARE AMOUNTS)

	Series A convertible preferred stock		Series A-1 convertible preferred stock		Series A-2 convertible preferred stock		Series B convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1,, 2017	6,497,194	$38,683	1,510,513	$4,031	1,127,337	$9,233	1,665,291	$21,613	1,026,270	$1	$61,624	$(136,285)	$(74,660)
2017 dividends declared and paid on Series A, Series A-1, and Series A-2 convertible preferred stock	974,571	5,881	75,511	456	56,366	500	—	—	—	—	(6,836)	—	(6,836)
Employee and nonemployee stock-based compensation	—	—	—	—	—	—	—	—	—	—	104	—	104
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	427	—	—	—	—
Employee and nonemployee stock-based vesting of restricted stock awards	—	—	—	—	—	—	—	—	416	—	—	—	—
Net Loss	—	—	—	—	—	—	—	—	—	—	—	(8,519)	(8,519)

Balance at December 31, 2017	7,471,765	44,564	1,586,024	4,487	1,183,703	9,733	1,665,291	21,613	1,027,113	1	54,892	(144,804)	(89,911)
Exercise of warrants	310,676	47	—	—	—	—	—	—	—	—	—	—	—
2018 dividends declared and paid on Series A, Series A-1, and Series A-2 convertible preferred Stock	944,694	9,380	66,255	622	49,456	150	—	—	—	—	(10,152)	—	(10,152)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	15,475	—	17	—	17
Reclassification of warrants from liability to preferred stock upon exercise	—	2,951	—	—	—	—	—	—	—	—	—	—	—
Recapitalization of Series A, Series A-1, Series A-2, and Series B convertible preferred stock into common stock	(8,727,135)	(56,942)	(1,652,279)	(5,109)	(1,233,159)	(9,883)	(1,665,291)	(21,613)	13,277,864	13	93,534	—	93,547
Reclassification of warrant from liability to equity upon conversion and elimination of preferred stock	—	—	—	—	—	—	—	—	—	—	1,804	—	1,804
Issuance of common stock, net of issuance costs of $831	—	—	—	—	—	—	—	—	1,270,905	1	8,294	—	8,295
Employee and nonemployee stock-based compensation	—	—	—	—	—	—	—		—	—	252		252
Net income	—	—	—	—	—	—	—		—	—	—	1,277	1,277

Balance at December 31, 2018	—	—	—	—	—	—	—	—	15,591,357	$15	$148,641	$(143,527)	$5,129

See accompanying notes

SONIM TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2018

(IN THOUSANDS OF U.S. DOLLARS)

	2017	2018
Cash flows from operating activities:
Net income (loss)	$(8,519)	$1,277
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,316	1,850
Stock-based compensation	104	252
Trade-in guarantee	—	(537)
Warrant liability re-measurement	460	970
Noncash interest expense	398	1,031
Deferred income taxes	(284)	140
Provision for doubtful accounts	70	5
Changes in operating assets and liabilities:
Accounts receivable	(3,673)	(8,065)
Inventory	3,367	(12,847)
Prepaid expenses and other current assets	(2,198)	(4,127)
Other assets	(91)	(42)
Accounts payable	(3,355)	16,049
Accrued expenses	694	7,408
Deferred revenue	2,617	82
Income tax payable	188	415

Net cash provided by (used in) operating activities	(8,906)	3,861

Cash flows from investing activities:
Purchase of property and equipment	(149)	(787)
Development of tooling and purchased software licenses	(1,025)	(1,758)
Proceeds from repayment of related party loan	175	—

Net cash used in investing activities	(999)	(2,545)

Cash flows from financing activities:
Proceeds from borrowings on long-term debt, net of discount of $588 and $8, respectively	6,886	4,992
Proceeds on line of credit	59,054	72,135
Repayment on line of credit	(61,310)	(75,050)
Proceeds from issuance of common stock, net of costs	—	8,295
Cost associated with amendments to credit agreements	(170)	(69)
Proceeds from exercise of warrants	—	47
Proceeds from exercise of stock options	—	17
Repayment of long-term debt	(42)	(215)

Net cash provided by financing activities	4,418	10,152

Net increase (decrease) in cash and cash equivalents	(5,487)	11,468
Cash and cash equivalents at beginning of the year	7,068	1,581

Cash and cash equivalents at end of the year	$1,581	$13,049

Supplemental disclosure of cash flow information:
Cash paid for interest	$306	$546
Cash paid for income taxes	198	259
Non-cash investing and financing activities:
Other assets included in accounts payable	250	40
Payment of dividends in shares of convertible preferred stock	6,836	10,152
Conversion of preferred stock to common stock	—	93,547
Reclassification of warrant from liability to preferred stock upon exercise of preferred stock	—	2,951
Reclassification of warrant from liability to additional paid-in capital upon conversion and elimination of preferred stock	—	1,804

See accompanying notes

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

NOTE 1—THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Sonim Technologies, Inc. was incorporated in the state of Delaware on August 5, 1999 and is headquartered in San Mateo, California. The Company is a leading U.S. provider of ultra-rugged mobile phones and accessories designed specifically for task workers physically engaged in their work environments, often in mission-critical roles.

Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of Sonim Technologies. Inc. and its wholly-owned foreign subsidiaries, Sonim Technologies Spain SL, Sonim Technologies India Private Limited, Sonim Technologies (Shenzhen) Limited, Sonim Technologies (Hong Kong) Limited, and Sonim Communications India Private Limited (collectively, the “Company”). All significant intercompany transactions and balances have been eliminated in consolidation.

Liquidity—At December 31, 2018, the Company had an accumulated deficit of $143,527. In November 2018, the Company raised $8,295 in connection with a securities purchase agreement with several investors, increased available financing under its subordinated term loan with B. Riley Principal Investments, LLC by approximately $2,000, and renegotiated its outstanding debt facility resulting in additional available borrowings of $5,000 in total under its term loan agreement with East West Bank and has also experienced significant revenue growth, all of which the Company believes are sufficient to continue to meet its working capital requirements until at least April 2020. As of December 31, 2018, the Company had positive stockholder’s equity of $5,129. Nonetheless, there can be no assurance that management’s future plans and operating performance will provide sufficient funding to continue its operations.

Reverse Stock Split—In November 2018, the Company’s stockholders approved a one-for-fifteen reverse stock split of its common and convertible preferred stock which was effected on November 2, 2018. The par value of the common stock and convertible preferred stock were not adjusted as a result of the reverse stock split. Accordingly, all share and per share amounts for the period presented in the consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this reverse stock split.

Estimates—The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, but are not limited to, estimates related to revenue recognition; valuation assumptions regarding the determination of the fair value of common stock, as well as stock warrants; the useful lives of our long-lived assets; product warranties; loss contingencies; and the recognition and measurement of income tax assets and liabilities, including uncertain tax positions; The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company’s product revenues are concentrated in the technology industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company’s consolidated operating results. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high-quality, federally insured commercial banks in the United States and cash balances are in excess of federal insurance limits at December 31, 2017 and 2018. The Company generally does

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition. The Company analyzes the need for reserves for potential credit losses and records allowances for doubtful accounts when necessary. The Company had allowances for such losses totaling approximately $47 and $11 at December 31, 2017 and 2018, respectively, and recognized $70 and $5 in bad debt expense during the years ended December 31, 2017 and 2018, respectively.

Receivables from four customers approximated 30%, 27%, 11% and, 10% of total accounts receivable at December 31, 2017 and two customers approximated 44% and 43% of total accounts receivable at December 31, 2018. Revenue from three customers in 2017 and 2018 accounted for approximately the following percentage of total revenues:

	2017	2018
Customer A	25%	20%
Customer B	16%	*
Customer C	14%	*
Customer D	*	25%
Customer E	*	20%

Total	55%	65%

*	Customer revenue did not exceed 10% in the respective year.

Segment Information—The Company operates in one reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity from the date of purchase of 90 days or less to be cash equivalents. As of December 31, 2017 and 2018, cash and cash equivalents consist of cash deposited with banks and money market funds. Included in the Company’s cash and cash equivalents are amounts held by foreign subsidiaries. The Company had $368 and $884 of foreign cash and cash equivalents included in the Company’s cash positions at December 31, 2017 and 2018, respectively.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable consist primarily of amounts due from customers in the course of normal business activities. Collateral on trade accounts receivable is generally not required. The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. The allowance is based on our assessment of known delinquent accounts.

Accounts are written off against the allowance account when they are determined to be no longer collectible.

Inventory—The Company reports inventories at the lower of cost or net realizable value. Cost is determined using a first-in, first-out method (“FIFO”) and includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The Company periodically reviews its inventory for potential slow-moving or obsolete items and writes down specific items to net realizable value, as appropriate. The Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions, and changes in strategic direction, and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Any write-down of inventory to the lower of cost or net realizable value at the close of a fiscal period creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. The cost for molds and tooling used in the Company’s manufacturing processes are capitalized and included in equipment. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally 24 to 36 months. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

Non-recurring Engineering (“NRE”) Tooling and Purchased Software Licenses—Third-party design services relating to the design of tooling materials and purchased software licenses used in the manufacturing process are capitalized and included in other assets within the consolidated balance sheets. Amortization of NRE tooling and NRE software costs approximating $1,015 and $1,410 were charged to cost of revenues for the years ended December 31, 2017 and 2018, respectively.

Long-lived Assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairments have been identified to date.

Revenue Recognition—The Company recognizes revenue primarily from the sale of products. The Company also enters into multiple-element agreements that include a combination of products and NRE services.

Revenues from the sale of handsets and accessories (“products”) are recognized when all of the following conditions per Accounting Standards Codification (“ASC”), Topic 605, Revenue Recognition (“ASC 605”) are met: (i) there is persuasive evidence of an arrangement; (ii) the product has been delivered to the customer; (iii) the collection of the fees is reasonably assured; and (iv) the amount of fees to be paid by the customer is fixed or determinable. The Company’s handsets typically require a technical approval process. This process entails design and configuration activities required to conform the Company’s devices to a wireless carrier customer’s specific network. Each wireless carrier defines its own requirements. While the activities are generally standard across wireless carriers of similar size and tier, they vary across carriers. The Company does not charge separately and is not reimbursed for these activities to the extent that they do not involve significant customization and does not incur these costs in advance of entering into binding agreements with its wireless carrier customers. The Company expenses these design and development costs as incurred. Costs incurred prior to having a binding agreement are insignificant. Such technical approval is obtained prior to shipment.

Terms of product sales are generally FOB destination. Revenue recognition also incorporates allowances for discounts, price protection, returns and customer incentives that can be reasonably estimated. In addition to

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

cooperative marketing and other incentive programs, the Company has arrangements with some distributors, which allow for price protection and limited rights of return, generally through stock rotation programs. Under the price protection programs, the Company gives distributors credits for the difference between the original price paid and the Company’s then current price. Under the stock rotation programs, certain distributors are able to exchange certain products based on the number of qualified purchases made during the period. The Company monitors and tracks these programs and records a provision, at the time of the sale, for future payments or credits granted as reductions of revenue based on historical experience. Recorded revenues are reduced by these allowances.

When a revenue arrangement involves multiple elements, the multiple elements, referred to as deliverables, are evaluated to determine whether they represent separate units of accounting in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. The Company performs this evaluation at the inception of an arrangement and as each item is delivered in the arrangement. Generally, the Company accounts for a deliverable separately if the delivered item has stand-alone value to the customer and delivery or performance of the undelivered item or service is probable and substantially in the Company’s control. When multiple elements can be separated into separate units of accounting, arrangement consideration is allocated at the inception of the arrangement, based on each unit’s relative selling price, and recognized based on the method most appropriate for that unit of accounting. When an arrangement includes NRE services which involve significant design modification and customization of the product software that is essential to the functionality of the hardware, revenue is recognized according to the milestone method in accordance with the provisions of Financial Accounting Standards Board (“FASB”) ASC Topic 605-35, Revenue Recognition—Construction-Type and Production-Type Contract. Under this method, the Company recognizes revenue from milestone payments when: (i) the milestone event is substantive and its achievability is not reasonably assured at the inception of the agreement, and (ii) the Company does not have ongoing performance requirements related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (i) is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) relates solely to past performance, and (iii) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

Revenue recognized during the years ended December 31, 2017 and 2018, includes revenue recognized from two customers that were related to milestones achieved during the years, which totaled $3,587 and $4,168, respectively. The summary of revenue from these two customers were as follows:

	2017	2018
Customer A	$2,795	$1,067
Customer B	792	3,101

Total	$3,587	$4,168

The Company’s agreement with these customers entitle it to additional payments upon the achievement of certain milestones totaling $1,285 and zero as of December 31, 2017 and 2018, respectively, related to product design and development, and achievement of regulatory and industry specific certifications. If a milestone is deemed to be substantive, the Company is permitted to recognize revenue related to the milestone payment in its entirety. In the event, milestones are deemed non-substantive, the Company recognizes, and defers if

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

applicable, payments for the achievement of such non-substantive milestones over the estimated period of performance applicable to each agreement on a straight-line basis, as appropriate.

Cost of Revenues—Cost of revenues includes direct and indirect costs associated with the manufacture of the Company’s products as well as with the performance of NRE services in connection with significant design modification and customization. Direct costs include material and labor, royalty, depreciation and amortization while indirect costs include other labor and overhead costs incurred in manufacturing the product.

Advertising—The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended December 31, 2017 and 2018 were approximately $53 and $27, respectively.

Shipping and Handling Costs—When the Company bills customers for shipping and handling it includes such amounts as part of revenue. Costs incurred for shipping and handling are recorded in cost of revenues.

Deferred Revenues—Deferred revenues represents the amount that is allocated to undelivered elements in multiple element arrangements. We limit the revenue recognized to the amount that is not contingent on the future delivery of products or services or meeting other specified performance conditions.

Research and Development—Research and development expenses consist of compensation costs, employee benefits, subcontractors, research supplies, allocated facility related expenses and allocated depreciation and amortization. Research and development include costs incurred for the standard design and configuration activities of new products to conform to the requirements of the Company’s wireless carrier customers. All research and development costs are expensed as incurred.

Stock Warrants—Freestanding warrants related to shares that could be subject to a deemed liquidation event under the circumstances described in Note 5 are accounted for in accordance with ASC 480, Distinguishing Liabilities from Equity Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“ASC 480”). Freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the consolidated balance sheets and are subject to remeasurement at each balance sheet date, with the change in fair value being recognized as a component of other income (expense) until the earlier of: (i) the exercise or expiration of the warrants, (ii) an equity recapitalization event that would result in the warrant agreement being classified as part of stockholders’ equity or (iii) the completion of a liquidation event, including the completion of an initial public offering (“IPO”). On August 30, 2018, a portion of the convertible preferred stock warrants were exercised (See Note 6). Further, on November 1, 2018, the Company converted all outstanding shares of convertible preferred stock into shares of common stock, at which time the remaining convertible preferred stock warrants were converted into warrants to purchase common stock and the related liability was reclassified to permanent equity, specifically to additional paid-in capital.

Stock-Based Compensation—The Company measures equity classified stock-based awards granted to employees and directors based on the estimated fair value on the date of grant and recognizes compensation expense of those awards, net of estimated forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. For awards subject to performance conditions, the Company evaluates the probability of achieving each performance condition at each reporting date and begins to recognize expense over the requisite service period when it is deemed probable that a performance condition will be met using the accelerated attribution method.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which is described more fully in Note 7. The fair value of each restricted stock award is measured as the fair value per share of the Company’s common stock on the date of grant.

Compensation expense related to share-based awards issued to nonemployees is recognized as the awards vest. At each reporting date, the Company revalues the fair value of the award, also using the Black-Scholes option pricing model, and expense related to the unvested portion of such nonemployee awards. As a result, compensation expense related to the unvested share-based awards issued to nonemployees fluctuates as the fair value of the Company’s common stock fluctuates.

Warranty—The Company provides standard warranty coverage on its accessories and handsets for one and three years, respectively, providing labor and parts necessary to repair the systems during the warranty period. The Company accounts for the estimated warranty cost as a charge to cost of revenues when revenue is recognized. The estimated warranty cost is based on historical product performance and field expenses.

Utilizing actual service records, the Company calculates the average service hours and parts expense per system to determine the estimated warranty charge. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts warranty accruals accordingly. As of December 31, 2017 and 2018, the Company had accruals for warranty costs of approximately $1,742 and $1,103, respectively. See Note 3 for rollforward of annual warranty activity.

From time to time, the Company ships mobile devices to its customers as seed stock. The seed stock represents extra units of mobile devices beyond the original mobile devices ordered by the customer and are primarily used to facilitate warranty coverage of mobile devices received by our customers from their direct customers.

Trade-in Guarantee—The Company has provided certain end customers, who purchase a particular device during a defined promotional period, the right to trade-in their original device for a newer model at no additional cost, however, only for a subsequent and defined period of time. The Company accounts for this trade-in right as a guarantee liability and recognizes product revenue net of the fair value of such right, with subsequent changes to the guarantee liability recognized within revenue on a straight-line basis as the trade-in right expires. The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of a customer upgrading to a new device and the value of the upgraded device. As of December 31, 2017 and 2018, the guarantee liability related to this trade-in was $805 and $268, respectively, and is reflected in deferred revenue on the consolidated balance sheets. Revenue recognized in 2017 and 2018 approximated zero and $537, respectively.

Comprehensive Income or Loss—The Company had no items of comprehensive income or loss other than net income (loss) for the years ended December 31, 2017 and 2018. Therefore, a separate statement of comprehensive income (loss) has not been included in the accompanying consolidated financial statements.

Foreign currency translation—The Company uses the U.S. dollar as its functional currency for its significant subsidiaries. Foreign currency assets and liabilities are translated into U.S. dollars at the end-of-period exchange rates except for property, plant and equipment, and related depreciation and amortization, which are translated at the historical exchange rates. Expenses are translated at average exchange rates in effect during each period. Gains or losses from these foreign currency transactions, which have not been significant to date, are included in net loss.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Foreign assets held directly by the Company include certain accounts receivable balances and bank accounts which are translated into the U.S. dollar at the end-of-period exchange rates. Expenses are translated at average exchange rates in effect during each period. During the years ended December 31, 2017 and 2018, the Company had approximately $346 and $549, respectively, in net foreign currency transactions losses, which are included in other expense, net on the consolidated statement of operations.

Sales taxes—Sales and value added taxes are accounted for on a net basis and collected from customers and remitted to governmental authorities are not included in revenue.

Income taxes—The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenue and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on management’s knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third parties. The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. The Company may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when it is more likely than not that an uncertain tax position will not be sustained upon examination by a taxing authority. Such estimates are subject to change in the near term.

On December 22, 2017, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the accounting implications of the U.S. federal tax reform enacted on December 22, 2017. SAB 118 allows a company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Financial Accounting Standards Board (“FASB”) staff has stated that if a private company entity applies SAB 118, it would be in compliance with GAAP. Subsequently, in May 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-05—Income Taxes (Topic 740), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin NO. 118 (SEC Update). The amendment represents changes to certain SEC material in Topic 740 for the income tax accounting implications of the issued Tax Cut and Jobs Act (the Tax Act). The ASU was effective upon issuance. In accordance with SAB 118, the Company has determined that the deferred tax remeasurement of $4,120 (offset by the Company’s full valuation allowance) recorded in connection with the reduction of the U.S. corporate tax rate enacted as part of the Tax Act was a provisional amount and a reasonable estimate at December 31, 2017. No estimate was made and no provisional amounts were recorded in the consolidated financial statements for the impact of the Global Intangible Low-Taxed Income (“GILTI”) provision of the Tax Act at December 31, 2017. The GILTI provision imposes taxes on foreign earnings in excess of a deemed return on tangible assets. This tax is effective for the Company beginning in 2018. The Company has elected to treat GILTI related book-tax differences as a period cost. Additionally, in the Company’s valuation allowance

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

analysis the Company elected the incremental cash tax savings approach in determining its U.S. valuation allowance with respect to the GILTI. As of December 22, 2018, the Company had completed its assessment of the provisional amounts recognized within the one-year period provided by SAB118, which did not result in significant changes.

In November 2015, FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which will require entities to present deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. This ASU is effective for nonpublic business entities for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company has early adopted this standard as of December 31, 2017.

Net Loss per Share Attributable to Common Shareholders—The Company follows the two-class method when computing net income per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Net loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted- average number of shares of common stock outstanding during the period. For the years ended December 31, 2017 and 2018, for purposes of the calculation of diluted net loss per share, convertible preferred stock, warrants to purchase stock, unvested restricted common stock and stock options to purchase common stock are considered potentially dilutive securities but have been excluded from the calculation of diluted net loss per share as their effect is antidilutive. As a result, diluted net loss per common share is the same as the basic net loss per share for the periods presented.

The computation of net income/loss available to common stockholders is computed by deducting the dividends declared and cumulative dividends, whether or not declared, in the period on preferred stock (whether or not paid) from the reported net income/loss. For the year ended December 31, 2017, this resulted in an increase in the reported net loss; whereas for the year ended December 31, 2018, the deduction of dividends resulted in the 2018 net income being reduced in a net loss available to common stockholders for purposes of the computations of earnings per share.

The Company’s convertible preferred stock outstanding as of December 31, 2017 and through November 1, 2018, the date prior to the conversion of all preferred stock, contractually entitle the holders of such stock to participate in dividends but do not contractually require the holders of such stock to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since dilutive common stock are not assumed to have been issued if their effect is antidilutive.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The potential shares of common stock excluded from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2017 and 2018, because including them would have been antidilutive, are as follows:

	2017	2018
Shares of convertible preferred stock	11,906,783	—
Shares subject to option to purchase common stock	1,126,722	1,320,197
Shares subject to warrant to purchase convertible preferred stock	472,947	—
Shares subject to warrant to purchase common stock	—	156,294
Shares subject to term debt optional conversion into convertible preferred stock	800,450	—
Shares subject to term debt optional conversion into common stock	—	1,099,278

Total	14,306,902	2,575,769

New accounting pronouncements:

Pronouncements adopted in 2018:

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting. ASU 2017-09 clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications.

ASU 2017-09 allows companies to make certain changes to awards, such as vesting conditions, without accounting for them as modifications. It does not change the accounting for modifications. ASU 2017-09 is applied prospectively to awards modified on or after the adoption date. As required by the ASU, the Company adopted this standard beginning in 2018, which had no impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718), which simplifies several aspects of the accounting for employee (and nonemployee) share-based payments including the accounting for income taxes, forfeitures and statutory tax withholding requirements. As

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

required by the ASU, the Company adopted this standard beginning in 2018 electing to recognize forfeitures when they occur, which had no material impact to the consolidated financial statements.

Pronouncements not yet adopted:

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Changes to the Disclosure Requirements for FairValue Measurement. The ASU eliminates certain disclosure requirements for fair value measurements for all entities and modifies some disclosure requirements. This ASU is effective for nonpublic entities beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating this new standard and the impact it will have on its existing accounting policies or presentation of the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718). This ASU simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This ASU is effective for nonpublic business entities for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating this new standard and the impact it will have on its existing accounting policies or presentation of the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-Controlling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings.

Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 requires entities to recognize income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in ASU 2016-16 are effective for annual reporting periods beginning after December 15, 2018 and requires a modified retrospective method of adoption. Early adoption is permitted. The Company has not yet determined the potential effects of this ASU on its consolidated financial statements.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments, which clarifies eight specific cash flow issues in an effort to reduce diversity in practice in how certain transactions are classified within the statement of cash flows. This ASU is effective for nonpublic business entities beginning after December 15, 2019 with early adoption permitted. The Company is currently evaluating this new standard and the impact it will have on its existing accounting policies or presentation of the consolidated statement of cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize a liability associated with obligations to make payments under the terms of the arrangement in addition to a right-of-use asset representing the lessee’s right to use, or control the use of the given asset assumed under the lease. The standard will be effective for nonpublic business entities beginning after December 15, 2019. The Company is currently evaluating these new standards and the impact they will have on its consolidated financial statements, information technology systems, process, and internal controls.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which affect various aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendment is effective for public entities for annual periods beginning after December 15, 2017, including interim periods. All other entities, effective fiscal year beginning after December 15, 2018 and interim periods beginning after December 15, 2019. Early application of certain provisions is permitted.

In May 2014, the FASB, issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which affects any entity that either enters into contracts with customers to transfer goods and services or enters into contracts for the transfer of nonfinancial assets. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price and recognizing revenue. In doing so, companies will need to use more judgment and make more estimates than under the currently effective guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard may, in certain circumstances, impact the timing of when revenue is recognized for products shipped, and the timing and classification of certain sales incentives, which are expected to generally be recognized earlier than historical guidance. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing and uncertainty of revenue and the related cash flows. The standard will be effective for nonpublic business entities beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. While, early adoption is permitted, we plan to adopt the standard when it effective for us in 2019.

The guidance permits two methods of adoption, the full retrospective method applying the standard to each prior reporting period presented, or the modified retrospective method with a cumulative effect of initially applying the guidance recognized at the date of initial application. The standard also allows entities to apply certain practical expedients at their discretion. We currently anticipate adopting the standard using the modified retrospective method with a cumulative adjustment and will provide additional disclosures comparing results to

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

previous GAAP in our 2019 consolidated financial statements. We plan to apply the new revenue standards only to contracts not completed as of the date of initial application, referred to as open contracts.

While the Company’s evaluation of the impact of this new guidance is not complete, we believe the impact of the new standard related to revenue recognition will not have a material impact on our consolidated financial statements other than potentially expanded disclosures. More judgements and estimates are required under Topic 606 than are required under Topic 605, including estimating the stand alone selling price (“SSP”) for each performance obligation identified within our arrangements with multiple elements and estimating the amount of variable considerations at inception of the arrangement. We will continue to evaluate sales incentives provided to our customers in order to determine the transaction price at inception of the contract.

This preliminary assessment is based on the revenue arrangements currently in place. The exact impact of ASC 606 will be dependent on facts and circumstances at adoption and could vary from quarter to quarter. New products or offerings, or changes to current offerings, may yield significantly different impacts than currently expected. Our conclusions will be reassessed periodically based on current facts and circumstances. We are also evaluating accounting systems, processes and internal controls over revenue recognition to assist us in the application of the new standard.

NOTE 2—FAIR VALUE MEASUREMENT

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1—	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2—	Inputs to the valuation methodology include:

• Quoted market prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2018.

Money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices.

The warrant liability was classified within level 3 of the fair value hierarchy because there was no active market for the warrant or for similar warrants. The Company revalued its Series A and Series B warrants outstanding at December 31, 2017 and November 1, 2018, the day prior to the conversion of all outstanding preferred shares. The fair value of the Series A and Series B warrants at December 31, 2017 and November 1, 2018, was estimated by first applying a weighting of the income approach and the market approach to determine the equity value of the Company. An Option-Pricing Method (“OPM”) was then used to allocate the total equity value of the Company to the different classes of equity according to their rights and preferences. As the Company is a private company, the fair value measurement was based on significant inputs that are not observable in the market thus represents Level 3 inputs. As of December 31, 2018, as a result of the Company’s November 2018 stock conversion of preferred shares into common shares (See Note 5), all Series A and Series B warrants outstanding are now exercisable into common stock and are no longer required to be remeasured at fair value on a recurring basis.

Trade-in guarantee liability is classified within level 3 of the fair value hierarchy because the fair value measurement is based on inputs that are not observable in the market, including the probability and timing of a customer upgrading to a new device and the value of the upgraded device.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The following tables sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at fair value as of December 31:

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds *	$1	$—	$—	$1

Liabilities:
Warrant liability	$—	$—	$3,785	$3,785
Trade-in Guarantee	—	—	805	805

	$—	$—	$4,590	$4,590

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds *	$11,006	$—	$—	$11,006

Liabilities:
Trade-in Guarantee	$—	$—	$268	$268

*	Included in cash and cash equivalents in the consolidated balance sheets.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 liabilities for the years ended December 31, 2017 and 2018:

	Warrant liability	Trade-In Guarantee
Balance, January 1, 2017	$3,325	$—
New instrument	—	805
Change in fair value	460	—

Balance at December 31, 2017	3,785	805
New instrument	—	—
Recognition of revenue	—	(537)
Change in fair value	970	—
Exercised and reclassified to equity	(1,804)	—
Conversion of preferred stock to common stock and reclassified to equity	(2,951)	—

Balance at December 31, 2018	$—	$268

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

NOTE 3—SIGNIFICANT BALANCE SHEET COMPONENTS

Inventory—Inventory consisted of approximately the following at December 31:

	2017	2018
Devices—for resale **	$5,259	$11,319
Work in process	172	—
Raw materials	3,201	8,826
Accessories	352	1,686

	$8,984	$21,831

**	Included in devices for resale is $863 and zero of product at a customer’s warehouse as December 31, 2017 and 2018, respectively.

Prepaid expenses and other current assets—Prepaid expenses and other current assets consisted of approximately the following at December 31:

	2017	2018
Deposits for manufacturing inventory	$3,500	$4,294
Prepaid taxes	311	606
Refundable value added taxes	1,346	2,561
Prepaid licenses and royalties	350	1,128
Other	478	1,522

	$5,985	$10,111

Property and equipment—Property and equipment consisted of approximately the following at December 31:

	2017	2018
Computer equipment	$3,699	$4,182
Software	970	981
Furniture, fixtures, and office equipment	73	173
Leasehold improvements	45	152

	4,787	5,488
Less: accumulated depreciation and amortization	(4,063)	(4,417)

	$724	$1,071

Depreciation and amortization expense of property and equipment for the years ended December 31, 2017 and 2018 was $301 and $440, respectively.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Accrued expenses—Accrued expenses consisted of approximately the following at December 31:

	2017	2018
Accrual for goods received not invoiced	$2,200	$2,700
Employee-related liabilities	1,484	3,077
Warranties	1,742	1,103
Research and development	841	462
Royalties	723	1,212
Customer allowances	552	5,732
Shipping	300	480
Interest	262	275
Commissions	183	290
Settlement liability (Note 9)	96	—
Other	590	1,050

	$8,973	$16,381

Warranty Liability—The table below sets forth the activity in the warranty liability for the years ended December 31, 2017 and 2018:

Balance, January 1, 2017	$1,815
Additions	1,025
Cost of warranty claims	(1,098)

Balance, December 31, 2017	$1,742

Additions	355
Cost of warranty claims	(994)

Balance, December 31, 2018	$1,103

NOTE 4—BORROWINGS

Senior Credit Agreement

The Company has a loan and security agreement (“LSA”) with East West Bank (the “Senior Lender”). Under the terms of the LSA, as amended, the Senior Lender has provided for a $6,000 line of credit.

During 2017, the Senior Lender and the Company agreed to amendments and restatements of the LSA in May, June, August and October. As a result of these amendments, at December 31, 2017, the borrowings available under the line of credit were extended through January 2018 at a maximum amount of $6,000, with interest at the greater of 3.5% or the Wall Street Journal Prime Rate (the “Prime Rate”), plus 5% (8.5% at December 31, 2017). The loan covenants as required under the LSA were also amended and restated to the end of the term

In 2018, the maximum borrowings available under the line of credit was increased to $8,000 and will bear interest at 1% plus the Prime Rate (5.5% at December 31, 2018) with a new maturity date of May 2019.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Borrowings under the LSA are secured by substantially all the Company’s assets. Prior to the 2018 amendments, the LSA contained certain financial debt covenants which require that the Company maintain a minimum availability under the line of credit in the amount of $750, have positive EBITDA (earnings before interest, taxes, depreciation and amortization) results for each of the quarters ended September 30, 2017 and December 31, 2017, and maintain a fixed charge coverage ratio of at least 1.05 to 1.00 as of the last of each month, beginning with March 31, 2018.

The LSA also contains negative and affirmative covenants, in addition to the financial covenants, including covenants that restrict the ability of the Company and its subsidiaries’ ability to, among other things, incur or prepay indebtedness on subordinated debt, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, exceed annual capital expenditure limits, as defined, and make changes in the nature of the business. Objective events of default, therein, include, without limitation, nonpayment of principal, interest or other obligations, violation of the covenants, insolvency, and court-ordered judgments. Audited financial statements are required to be submitted to the lenders no later than 120 days after year-end.

In 2018, the financial covenants were amended to temporarily suspend the obligation to comply with the minimum fixed charge coverage ratio through September 30, 2018, to increase the minimum fixed charge coverage ratio as of December 31, 2018, and for the last day of each month thereafter, from 1.00 to 1.10 and to increase the minimum excess availability to $1,200. In 2018, the financial covenants were also amended to permanently remove the requirement to maintain positive quarterly EBITDA. Therefore, as of the quarter ended March 31, 2018, the Company was no longer subject to this EBITDA financial covenant. As of December 31, 2018, the Company was in compliance with all of its financial covenants and there were no events of default during the year then ended relating to the 2018 financial results.

For the quarters ended September 30, 2017 and December 31, 2017, the Company was out of compliance with its EBITDA financial covenant and obtained a waiver from the Senior Lender. As of December 31, 2017 and 2018, the Company had borrowed $2,915 and zero against the line of credit and had a remaining borrowing capacity of $3,085 and $8,000, respectively.

Long-Term Debt

Riley Loan—On October 26, 2017 (the “Effective Date”), the Company entered into a Subordinated Term Loan and Security agreement (the “Loan Agreement”) with B. Riley Principal Investments, LLC (“BRPI”), an affiliate of B. Riley Financial, Inc., a shareholder of the Company. B. Riley Financial, Inc. became a holder of Series A convertible preferred stock (“Series A”) in a concurrent equity transfer between certain holders of Series A and a group of new investors pursuant to which a total of 5,000,000 shares, of holders of Series A were sold to new investors for total consideration of $27,000 (the “Equity Transfer”). Under the Loan Agreement, the Company could borrow an aggregate principal amount of up to $10,000 via a subordinated secured convertible promissory note (the “Convertible Note”), with an optional conversion feature as described below.

As of March 30, 2018, the Company had borrowed the full $10,000 under the Loan Agreement and negotiated an amendment to the Loan Agreement (“Amended Loan Agreement”) to increase the term loan commitment from $10,000 to $12,000. On April 9, 2018, the Company amended and restated the Convertible Note (“Amended Convertible Note”) to reflect the borrowing of the additional $2,000 in available funds under the Amended Loan Agreement. The amendments were accounted for as a modification and direct costs incurred as part of the amended agreements, approximating $8 are being amortized as an adjustment to interest expense

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

over the remaining term of the modified debt agreements on a straight-line basis. The Amended Loan Agreement did not change the terms of the original Loan Agreement other than to provide a waiver of the defined prepayment penalties if any repayment does not reduce the principal amount outstanding below $10,000. The Amended Loan Agreement matures on September 1, 2022 (the “Maturity Date”), carries a stated interest rate of 10% and provides that the first year of interest be compounded into the principal on October 26, 2018. After October 26, 2018, interest-only payments begin.

As of December 31, 2017 and 2018, the total outstanding borrowings under the applicable loan agreement were $7,000 and $12,000, respectively, and total accrued interest outstanding was $100 and $1,113 respectively, of which $100 and $1,000 were compounded into principal.

Optional Conversion— On November 2, 2018, in conjunction with the Company’s conversion of all of its outstanding shares of preferred stock into shares of common stock (See Note 5) and the 15-to-1 reverse stock split, the Company amended the optional conversion terms of its Amended Convertible Note. These amended terms provide that at any time, on or prior to the Maturity Date, BRPI may elect to convert principal amounts outstanding, including accrued interest, as limited below, into shares of common stock at $8.87 per share. The number of shares of common stock to be issued upon conversion is limited to the sum of (A) the lesser of (i) the principal outstanding and (ii) the aggregate principal amount borrowed under the Loan Agreement to date multiplied by the Designated Percentage as described below, and (B) the accrued interest on such date, including any amounts not yet compounded and added to the Note’s principal prior to the first anniversary of the Effective Date. The “Designated Percentage” is one hundred percent (100%) if the conversion date is prior to the first anniversary of the Effective Date, seventy-five percent (75%) in Year 2 of the Loan Agreement, fifty percent (50%) in Year 3, twenty-five percent (25%) in Year 4, and twelve and a half of percent (12.5%) in the final year of the agreement on or prior to the Maturity Date.

The Amended Loan Agreement contains negative and affirmative covenants that restrict the ability of the Company and its subsidiaries’ ability to, among other things, incur or prepay indebtedness, engage in mergers and consolidations, make acquisitions or other investments, exceed annual capital expenditure limits, as defined, and make changes in the nature of the business. The covenants also require the Company to maintain compliance with laws, maintain collateral in good condition, make timely payment of material taxes. Audited financial statements are required to be submitted to the lender no later than 120 days after year-end.

Under specified Events of Default (including failure to pay any amounts when due, covenant defaults, and material adverse changes), BRPI has various rights of action including declaring all outstanding amounts immediately due and payable. Additionally, the Company has the right to prepay all or any portion of principal amount borrowed under the Loan Agreement, provided all accrued interest is also prepaid, along with a prepayment penalty, if applicable, of 3% in Year 1, 2% in Year 2, and 1% in Year 3, with no prepayment penalty in years thereafter. The Amended Loan Agreement provides for a waiver of prepayment penalties if the prepayment does not reduce the outstanding principal balance below $10,000. The Company was in compliance with all of its financial covenants as of December 31, 2018 and 2017 and there were no events of default during the years ended December 31, 2018 and 2017.

In connection with the October 27, 2017 Equity Transfer and Term Loan agreements, the Company incurred $1,298 in costs, of which $588 related to the issuance and which was recorded as a discount to the long-term debt balance in the accompanying consolidated balance sheets and subject to amortization under the effective interest method over the life of the Convertible Note. The remaining balance of $710 represents cost associated

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

with the Equity Transfer which were expensed as incurred. As of December 31, 2018 and 2017, $119 and $29, respectively, of the Convertible Note discount was amortized as additional interest expense in the accompanying consolidated statements of operations.

Subordination Agreement—On October 26, 2017, BRPI and the Senior Lender also entered into a Subordination Agreement, in which BRPI agreed that all Junior Debt is subordinated to borrowings under the LSA (the “Senior Debt”). Pursuant to the Subordination Agreement, BRPI has the right to purchase from Senior Lender all of Senior Lender’s right, title, and interest in and to the Senior Debt at any time after (i) acceleration of the Senior Debt which is not rescinded; (ii) the commencement of an Enforcement Action by Senior Lender which is not rescinded, (iii) the passage of a period of 45 days during the continuance of a Senior Debt default, or (iv), commencement of any insolvency proceedings against the Company. Under a side letter dated October 26, 2017 (“Side Letter”), with another major investor, BRPI has agreed that if it purchases the senior loan, BRPI will offer to certain other preferred stockholders the right to purchase undivided pro rata participation interests, in up to 50% of each of the Senior Debt and Junior Debt. The major investor and the other preferred shareholders referenced in the Side Letter all sold portions of their Series A holdings to BRPI’s affiliate and other purchasers in October 2017, as referenced above.

Promissory Notes Payable—In 2014 and 2017, the Company entered into agreements with one of its suppliers whereby certain of its trade payables for royalties and royalty up-front payments were converted to payment plans. In December 2018, the Company amended its accounts payable financing agreements, effective January 1, 2019, which provides for the $736 outstanding balance to be paid in twenty equal quarterly installments. The amounts due under these agreements would be paid in quarterly installments (totaling approximately $798 and $718 at December 31, 2017 and 2018, respectively) over periods from two to four years, with interest ranging up to 8%.

Other Financing Arrangements—In 2017, the Company entered three financing arrangements totaling approximately $472 with maturity dates of November 2018, June 2020 and August 2020 respectively.

Prior to the December 2018 amendment, these arrangements bear interest at rates varying between 3% and 13.6%, and required monthly repayments of approximately $21 in total. The aggregate balance of these three financings as of the years ended December 31, 2017 and 2018 was $431 and $238, respectively.

The balances of the long-term debt balance are as follows as of December 31:

	2017	2018
Convertible note	$7,100	$13,001
Less unamortized discount and debt issuance costs	(559)	(447)

Subtotal Convertible note	6,541	12,554
Promissory notes payable	798	718
Other	431	238

Subtotal long-term debt	7,770	13,510
Less current portion December 31, 2017 and 2018, respectively	(217)	(301)

Total long-term debt	7,553	13,209

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Future aggregate annual principal payment on all long-term debt are as follows for the next 5 years:

Years Ending December 31:
2019	$301
2020	224
2021	144
2022	13,145
2023	143

$13,957

NOTE 5—CONVERTIBLE PREFERRED STOCK AND STOCKHOLDER’S EQUITY (DEFICIT)

Under the Company’s Amended and Restated Certificate of Incorporation dated October 23, 2017 the authorized capital stock of the Company consisted of 33,853,333 shares of capital stock (par value of $0.001 per share), comprising 18,666,666 shares of common stock and 15,186,664 shares of convertible preferred stock, of which 1,266,666 shares were designated as Series A-3, 1,186,666 shares were designated as Series A-2 convertible preferred stock (“Series A-2”), 1,733,333 shares were designated as Series A-1 convertible preferred stock (“Series A-1”), 9,333,333 shares were designated as Series A, and 1,666,666 shares have been designated as Series B convertible preferred stock (“Series B”).

On November 2, 2018, the Company amended and restated its previous certificate of incorporation and adjusted its authorized capital stock (par value of $.001) to consist of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

On November 1, 2018, the Company also converted all outstanding shares of Series A, Series A-1, Series A-2 and Series B into shares of common stock. Prior to this conversion, the Company also approved the payment of dividends to all holders of Series A, Series A-1 and Series A-2 of record on this date. The value of the dividends of $6,539 were determined in accordance with the terms of the Amended and Restated Certificate of Incorporation dated October 23, 2017 based on the stated dividend rate per respective Series. The total Series A, Series A-1 and Series A-2 shares issued as dividends in the year ended December 31, 2018 was 944,694, 66,255 and 49,456, respectively. The dividends of $10,152 were recorded at fair value as of the date of Board approval. The total outstanding preferred shares of 13,277,864, inclusive of historical shares issued as dividends, were converted into common stock. Each outstanding share of common stock entitles the holder to one vote of each matter property submitted to the stockholders of the Company for vote. During the year ended December 31, 2018, no rights or terms of the preferred class of authorized stock were defined or issued.

On November 2, 2018, the Company entered into a Securities Purchase Agreement for the sale of 2,089,136 shares of common stock, under which 1,270,905 shares of common stock were sold as of December 31, 2018, at $7.18 per share for net proceeds of approximately $8,295. Issuance cost approximating $831 were incurred and netted against the proceeds within the consolidated statements of stockholder’s equity (deficit). The Company sold an additional 227,628 shares of common stock for gross proceeds of $1,634 in January 2019.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

As of December 31, 2017 and 2018, the Company had reserved shares of common stock for future issuance as follows:

	2017	2018
Shares of convertible preferred stock	11,906,783	—
Stock options to purchase common stock	1,126,722	1,320,197
Warrants to purchase convertible preferred stock	472,947	—
Warrants to purchase common stock	—	156,294
Term debt conversion option into convertible preferred stock	800,450	—
Term debt conversion option into common stock	—	1,099,278
Stock options available for future issuance	392,538	455,557

Total shares of common stock reserved	14,699,440	3,031,326

The following summarizes the terms of the convertible preferred stock outstanding under the Amended and Restated Certificate of Incorporation dated October 23, 2017 prior to the November 2018 conversion into common stock.

Convertible preferred stock—Preferred stock was not redeemable.

Dividend provisions—The holders of Series A-3, Series A-2, Series A-1 and Series A in preference to the holders of Series B and common stock, were entitled to receive cumulative dividends at a rate of 5%, 5%, 5% and 15%, respectively, of the Series A-3, Series A-2, Series A-1, and Series A original issue prices per annum, respectively, on each outstanding share of Series A-3, Series A-2, Series A-1, and Series A, respectively, (as adjusted for any stock dividends, combinations, splits, and the like with respect to such shares). The Series A-3, Series A-2, Series A-1 and Series A dividends accrued on each outstanding share of Series A-3, Series A-2, Series A-1 and Series A, respectively, from day to day commencing on the date of original issuance whether or not earned or declared by the Board of Directors, whether or not there are profits, surplus, or other funds legally available for the payment thereof and shall be cumulative to the extent not actually paid. The Series A-3, Series A-2, Series A-1, and Series A dividends were payable in cash or in Series A-3, Series A-2, Series A-1 and Series A shares, respectively, at the original Series A-3, Series A-2, Series A-1, and Series A issue price, respectively. The original issue prices for Series A-1 and Series A was approximately $6.03. The original issue prices for Series A-3, and Series A-2 was approximately $8.87.

Dividends on the Series B were only payable in the event the Company paid dividends to common stockholders. Through November 2, 2018, no dividends were declared or paid to common stockholders.

Through November 2018, cumulative dividends of approximately $32,499 have been paid through the issuance of 4,467,139 shares of Series A, 164,604 shares of Series A-1, and 105,822 shares of Series A-2.

Liquidation preference—In the event of any liquidation, dissolution, or winding up of the Company, or in the event that the Company is party to an acquisition or asset transfer, the holders of Series A-1 shares outstanding were entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any such funds on any shares of Series A-3, Series A-2, Series A, Series B, or common stock, an amount per share equal to the original issue price of Series A-1, plus all cumulative unpaid dividends. If assets were not sufficient to permit payment in full to all holders of Series A-1, such assets would be distributed among the holders of Series A-1 ratably in proportion to the full amounts to which they would be entitled.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

After payment in full to the holders of Series A-1, as mentioned above, the holders of Series A shares outstanding were entitled to be paid, out of the available funds and assets, and prior and in preference to any payment, or distribution of any such funds on any shares of Series A-3, Series A-2, Series B or common stock, an amount per share equal to one times the original issue price of Series A, respectively, plus cumulative dividends at the rate of 15% of the original issue price. If assets were not sufficient to permit payment in full to all holders of Series A, such assets would be distributed among the holders of Series A ratably in proportion to the full amounts to which they would be entitled.

In addition to the foregoing and in connection with the August 2016 preferred stock agreement, the Company was obligated to pay to the August 2016 Investor (concurrently with the payment of the Series A Liquidation Preference and Series A-1 Liquidation Preference, as applicable, and prior to the payment of any Series B Liquidation Preference or Participation Payments, if any) an amount that is equal to $5.22 multiplied by the amount the August 2016 Investor actually receives in such liquidation pursuant to payment of the Series A-1 Liquidation Preference and Series A Liquidation Preference, if any (and, for purposes of clarity, not in payment of any Participation Payment, if any), with respect to the Shares then held by and Warrant Shares then held by, or issuable to, the August 2016 Investor.

After payment in full to the holders of Series A-1 and Series A, as mentioned above, the holders of Series B shares outstanding were entitled to be paid, out of the available funds and assets, and prior and in preference to any payment, or distribution of any such funds on any shares of Series A-2, Series A-3, or common stock, an amount per share equal to one times the original issue price of Series B, plus all declared but unpaid non-cumulative dividends. If assets were not sufficient to permit payment in full to all holders of Series B, such assets would be distributed among the holders of Series B ratably in proportion to the full amounts to which they would be entitled.

After payment in full to the holders of Series A-1 and Series A and Series B, as mentioned above, the holders of Series A-3 and Series A-2 shares outstanding were entitled to be paid, out of the available funds and assets, and prior and in preference to any payment, or distribution of any such funds on any shares of common stock, an amount per share equal to all accrued and unpaid dividends on the Series A-3 and Series A-2 shares, respectively. If assets were not sufficient to permit payment in full to all holders of Series A-3 and Series A-2, such assets would be distributed among the holders of Series A-3 and Series A-2 ratably in proportion to the full amounts to which they would be entitled. As of December 31, 2017, there were no accrued and unpaid cumulative dividends on the Series A-3 and Series A-2 outstanding.

After payment in full to the holders of Series A-3, Series A-2, Series A-1, Series A and Series B, as mentioned above, any remaining assets available for distribution would be distributed ratably among the holders of common stock, Series A-3, Series A-2, Series A-1, Series A, and Series B, on an as-if converted to common stock basis for the convertible preferred stockholders, and common stock.

Conversion rights—Each outstanding share of convertible preferred stock was convertible, at the option of the holder, at any time after the date of issuance of such shares, into shares of common stock according to a Conversion Formula as defined in the Certificate of Incorporation dated October 23, 2017. The conversion rate was one share of common stock for each share of convertible preferred stock and was subject to adjustment for such events such as stock splits and combinations.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Anti-dilution rights—The holders of each share of convertible preferred stock were entitled to conversion price adjustments if the Company sold additional shares of its common stock for a price less than any then effective preferred stock conversion price.

Voting rights—Excluding Series A-3 which were non-voting shares, the holders of each share of convertible preferred stock were entitled to the number of votes equal to the number of shares of common stock into which such share was convertible.

NOTE 6—WARRANTS

In connection with an August 2016 preferred stock agreement (“PSA”), the Company issued the August 2016 PSA Warrant. The warrant becomes exercisable into Series A preferred shares as follows: 1) 155,338 shares vest in August 2017; 155,338 shares vest in August 2018; and 3) 155,338 shares vest in August 2019. If, subsequent to the issuance of the August 2016 PSA warrant, the Company declares or pays dividends on Series A in the form of common shares, cash or a security other than Series A, then upon exercise of this warrant, the holder is entitled to receive dividends as if the holder had owned the Series A preferred shares as of the date the dividend is declared.

The Company’s October 2017 Amended and Restated Certificate of Incorporation included a provision that a change of control, as defined, results in a cash redemption of Series A and Series B. The ability to effect a change in control was within the control of the preferred stockholders. As a result of effecting a change in control being outside the control of the Company, the warrants to purchase Series A and Series B were classified as liabilities, with subsequent changes in fair value recorded in the Company’s consolidated statements of operations. During the years ended December 31, 2017 and 2018, the Company recognized other expense of $460 and $970, respectively, from the remeasurement of the fair value of this warrant.

On August 30, 2018 warrants to purchase 310,676 shares of Series A were exercised in exchange for consideration of $47. Upon exercise, the fair value of the warrants at the time of exercise of $2,951 was reclassified from liability to equity. Additionally, in connection with this exercise, the Company amended the original PSA agreement (“Amended PSA”) to revise the terms for the then outstanding unvested warrants. In accordance with the terms of the Amended PSA, upon any reclassification, exchange, conversion, substitution, or other event that occurs on or after the original issuance date and prior to the termination which results in a change of the number and/or class of securities issuable upon exercise of conversion of the warrant, the holder of the warrant shall be entitled to receive, upon exercise, the number and kind of securities and property that such holder would have received as if the warrant had been exercised immediately before such reclassification, exchange conversion substitution or other event. As a result of the Company’s conversion of all outstanding preferred shares into common stock, the remaining outstanding warrants are now exercisable into common shares. On November 2, 2018, in connection with the Company’s conversion of outstanding preferred stock to common stock, the Company reclassified the remaining warrants outstanding from liability to equity based on the terms of the August 30, 2018 amended warrant agreement as defined above. As a result, the outstanding liability at the time of the conversion of $1,804 was reclassified into shareholders equity.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The following table below discloses important information regarding warrants issued and outstanding at December 31:

	2017
Issuance date	Exercise price	Number of warrant shares	Approximate fair value at December 31, 2017	Year of expiration
Series A:
November 2012	$6.00	7	$—	2028
November 2012	$6.00	927	1	2020
November 2012	$6.00	19	—	2018
September 2013	$15.00	5,900	2	2018
August 2016	$0.15	466,014	3,781	2023

		472,867	3,784

Series B:
November 2012	$14.50	22	—	2028
November 2012	$14.50	58	1	2018

		80	1

Total warrants		472,947	$3,785

During the year ended December 31, 2018, warrants to purchase 5,977 shares of preferred stock expired.

	2018
Issuance date	Exercise price	Number of warrant shares	Year of expiration
Common
November 2012	$6.00	7	2028
November 2012	$6.00	927	2020
November 2012	$14.50	22	2028
August 2016	$0.15	155,338	2023

Total warrants		156,294

NOTE 7—STOCK-BASED COMPENSATION

As of December 31, 2018, the Company has the 2012 Equity Incentive Plan (the “Option Plan”) in place. As of December 31, 2018, the number of shares remaining to be issued under the Option Plan was 455,557.

The Option Plan provides for the grant of incentive and nonstatutory stock options (“Options”), stock appreciation rights (“SAR”), restricted stock awards (“RSA”), and restricted stock unit awards (“RSU”) to employees, nonemployee directors, and consultants of the Company. Awards granted under the Option Plan generally becomes exercisable ratably over a two-year or four-year period following the date of grant and

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

expire ten years from the date of grant. At the discretion of the Company’s Board of Directors, certain awards may be exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. All other awards are exercisable only to the extent vested. At December 31, 2017 and 2018, there were no shares that had been early exercised that were subject to the Company’s repurchase right at that date. The exercise price or strike price for Options and SARs granted under the Option Plan must generally be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price of incentive stock options granted under the Option Plan to ten percent stockholders must be at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors, and are not exercisable after five years from the date of grant.

Stock-based compensation expense for the years ended December 31, 2017 and 2018 is as follows (in thousands):

	2017	2018
Research and development	$15	41
Sales and marketing	41	66
General and administrative	45	111
Cost of revenue	3	34

	$104	$252

Stock Options:

Stock option activity for the years ended December 31, 2017 and 2018 is as follows:

	Options	Weighted average exercise price per share	Weighted average remaining contractual life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2017	708,488	$0.90	6.82	$139
Options granted	591,518	$0.59
Options exercised	(427)	$1.35
Options forfeited	(36,857)	$0.76
Options cancelled	(136,000)	$1.50

Outstanding at December 31, 2017	1,126,722	$0.68	8.14	$470

Options granted	458,156	$0.90
Options exercised	(15,475)	$1.12
Options forfeited	(249,206)	$0.61
Options cancelled	—	—

Outstanding at December 31, 2018	1,320,197	$0.77	7.99	$8,465

Vested and expected to vest at December 31, 2018 (1)	1,320,197	$0.77	7.99	$8,495
Vested at December 31, 2018	665,255	$0.74	6.90	$4,285

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

(1)	The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

The total pre-tax intrinsic value of options exercised during the years ended December 31, 2017 and 2018 was zero and $94, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money options. The weighted average grant date calculated value of options granted during the years ended December 31, 2017 and 2018 was $0.53 and $1.85, respectively. The total fair value of options granted during the years ended December 31, 2017 and 2018 was $388 and $847, respectively.

As of December 31, 2018, there was approximately $864 of unamortized stock-based compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of three years.

The fair value of employee stock options is determined using the Black-Scholes option-pricing model using various inputs, including the Company’s estimates of the fair value of common stock on the date of grant, expected term, expected volatility, risk-free interest rate, and expectations regarding future dividends. Share-based compensation also reflects the Company’s estimate regarding the portion of awards that may be forfeited.

The following describes the key inputs used by the Company:

Fair Value of Common Stock—The fair value of the shares of common stock underlying the Company’s stock options has historically been determined by management and approved by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations performed by an unrelated third-party specialist, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, recent private stock sale transactions (including the rights and preference of preferred stock relative to common stock), and general and industry-specific economic outlook. Valuations performed by third-party valuation specialists were done contemporaneously and used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation.

Expected Term—The expected term represents the period that the Company’s stock options are expected to be outstanding. The majority of stock option grants are considered to be “plain vanilla” and thus the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility—The expected volatility was derived from the historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate—The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate—The expected dividend rate was assumed to be zero, as the Company has not previously paid dividends on common stock and has no current plans to do so.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Forfeiture Rate—Effective January 1, 2018 with the adoption of ASU 2016-09, forfeitures are recognized when they occur. Historically, the Company estimated the forfeiture rate based on an analysis of actual forfeiture experience, analysis of employee turnover behavior, and other factors.

The calculated fair value of option grants made in fiscal 2017 and 2018 were estimated using the following Black-Scholes option pricing model assumptions:

	2017	2018
Expected dividend yield	0%	0%
Risk-free interest rate *	2.03%-2.07%	2.86%
Expected volatility	60%	50%
Expected life (in years)	6.15	5.75-6.25

*	All 2018 options granted on same date.

The following table summarizes information about stock options outstanding as of December 31:

	2017
	Options outstanding		Options exercisable
Exercise price	Total Outstanding	Weighted average remaining contractual life	Total exercisable	Weighted average exercise price

$0.45	594,871	7.81	324,049	$0.45
$0.75	378,521	9.10	108,100	$0.75
$0.90	76,003	6.65	71,835	$1.35
$1.35	77,327	7.51	56,051	$1.50

$1.50	1,126,722	8.14	560,035	$0.73

	2018
	Options outstanding		Options exercisable
Exercise price	Total Outstanding	Weighted average remaining contractual life	Total exercisable	Weighted average exercise price

$0.45	399,567	6.51	288,402	$0.45
$0.75	352,261	8.10	192,290	$0.75
$0.90	455,041	9.69	82,924	$0.90
$1.35	64,376	5.67	63,962	$1.35
$1.50	48,952	6.52	37,677	$1.50

	1,320,197	7.98	665,255	$0.74

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Restricted Stock Awards:

During 2013, the Company issued common stock to employees and consultants under RSAs governed by the 2012 Equity Incentive Plan. Shares issued are for no consideration by the participants and vest according to time-based and performance-based criteria. Shares issued under the RSAs are initially held under an escrow agreement and released to the participants as and when they vest. During 2017, 416 RSAs vested. As of December 31, 2017, all outstanding restricted stock awards, totaling 1,014,668 shares, were fully vested and had a weighted average fair value per share of $0.45. There were no RSAs issued for the year ended December 31, 2018.

NOTE 8—INCOME TAXES

The following table presents the profit/loss before income taxes for domestic and foreign operations for the years ended:

	2017	2018
Domestic Loss	$(9,505)	$(1,680)
Foreign Corps Income	1,120	3,711

Total	$(8,385)	$2,031

	2017	2018
Current income tax expense:
Federal	$—	$(145)
State	—	140
Foreign	418	619

Total Current	$418	$614

Deferred income tax expense:
Federal	($273)	$144
State	—	—
Foreign	(11)	(4)

Total Deferred	(284)	140

Total provision for income taxes	$134	$754

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

The Company’s effective tax rate differs from the federal statutory rate due to the following for the years ended December 31:

	2017	2018
Statutory federal income tax rate	34.00%	21.00%
State income taxes, net of federal tax benefits	4.75	11.43
Stock compensation	(0.35)	2.47
Foreign rate differential	(0.32)	(8.15)
Tax credits	1.05	(4.79)
Warrants revaluation	(1.87)	10.03
GILTI Inclusion	0.00	38.10
Section 382 limits	(104.85)	(67.57)
Change in deferred tax asset—tax rate remeasurement	(49.13)	0.00
Non-deductible expenses	(7.57)	11.45
Valuation allowance	122.68	23.30
Other, net	0.00	(0.13)

Effective tax rate	-1.61%	37.13%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities as of December 31:

	2017	2018
Gross deferred tax assets:
Net operating loss carryforwards	$6,134	$5,717
Tax credits	414	538
Accruals and reserves	1,772	2,054
Alternative minimum tax credits	21	157

Total gross deferred tax assets	8,341	8,466
Less: valuation allowance	(7,753)	(8,088)

Total deferred tax assets net of valuation allowance	588	378
Deferred tax liabilities:
Property and equipment	(219)	(284)

Net deferred tax assets	$369	$94

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and the accumulated deficit, the Company provided a full valuation allowance against the U.S. deferred tax assets resulting from the accruals and reserves along with tax loss and credits carried forward. However, losses in the U.S. have been declining from 2016 to 2017 and once again from 2017 to 2018. The Company is

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

currently forecasting a profit in the U.S. in 2019. Accordingly, it is possible that the Company will have a valuation allowance release on some or all of its U.S. deferred tax assets in the next 12 months.

At December 31, 2017 and 2018, the Company had net deferred income tax assets related primarily to net operating loss carry forwards, accruals and reserves and tax credit carryforward of approximately $7,800 and $8,100, respectively, which have been offset by a valuation allowance. The valuation allowance decreased by approximately $10,100 during the year ended December 31, 2017 and increased by approximately $335 during the year ended December 31, 2018.

In December 2017, the U.S. enacted the Tax Act, which among other things reduced the U.S. federal corporate tax rate from 35% to 21%. As a result of the reduction in the federal corporate tax rate, the Company recorded a non-cash deferred tax expense of $4,120 in December 2017 related to the remeasurement of the Company’s deferred tax assets, fully offset by the Company’s valuation allowance. The Company released a $273 valuation allowance in December 2017 related the Company’s U.S. federal minimum tax credit as a result of the Tax Act.

We have not provided U.S. Federal and State income taxes, nor foreign withholding taxes on approximately $8,100 of undistributed earnings for certain non-US subsidiaries, because such earnings are intended to be indefinitely reinvested. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would not be subject to U.S. income tax due to the transition tax of IRC Section 965 or via the newly enacted GILTI provision, enacted as part of the 2017 U.S. Tax Act. The Company would be subject to U.S. state tax and potential foreign withholding taxes on a repatriation of the foreign earnings.

Estimate of cumulative foreign earnings is as follows as of December 31:

	2017	2018
China	$1,297	$4,020
India	3,207	4,039

Total	$4,504	$8,059

The Company had net operating loss (NOL) carryforwards as follows as of December 31:

	2017	2018
Federal NOL	$25,169	$24,411
State NOL	$13,353	$9,580

Net operating loss carryforwards are available to offset future federal and state taxable income. Federal and state net operating loss carryforwards begin to expire in 2035 and 2032, respectively.

The Company had research and development (“R&D”) credit carryforwards as follows as of December 31:

	2017	2018
Federal R&D credits	$16	$467
California R&D credits	$221	$91

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Federal and state laws impose restrictions on the utilization of net operating loss carryforwards and research and development credit carryforwards in the event of a change in ownership of the Company, which constitutes an ‘ownership change’ as defined by Internal Revenue Code Section 382 and 383. The Company experienced an ownership change in the past that materially impacts the availability of its net operating losses and tax credits. The amounts indicated in the above tables reflect the reduction of net operating losses and credit carryforwards as a result of previous ownership changes that the Company experienced. Should there be additional ownership changes in the future, the Company’s ability to utilize existing carryforwards could be substantially restricted.

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following table summarizes the activity related to unrecognized tax benefits for the years ended:

In thousands	2017	2018
Unrecognized benefit—beginning of period	$677	$1,347
Gross increases—prior period tax positions	—	5,162
Gross (decreases)—prior period tax positions	—	(589)
Decrease prior period tax positions—settlements	—	—
Gross increases (decreases)—current period tax positions	670	37

Unrecognized benefit—end of period	$1,347	$5,957

Approximately $1,000 and $5,300 of the unrecognized tax benefits as of December 31, 2017 and 2018, respectively, are accounted for as a reduction in the Company’s deferred tax assets. Due to the Company’s valuation allowance, only approximately $1,300 of the $1,347 as of December 31, 2017 and $700 of the $5,957 as of December 31, 2018, of unrecognized tax benefits would affect the Company’s effective tax rate, if recognized. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. The Company accrued $37 and $58 of interest and penalties in 2017 and 2018, respectively, and the Company has accrued a $68 and $126 liability for accrued interest and penalties related to unrecognized tax benefit as of December 31, 2017 and 2018, respectively.

The Company’s material income tax jurisdictions are the United States (federal and state), China, and India. As a result of net operating loss and credit carryforwards, the Company is subject to audit for tax years 2012 and forward for federal and state purposes. The China and India tax years are open under the statute of limitations from 2013 and forward. The Company does not expect any significant change in its unrecognized tax benefits during the next twelve months.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating leases—The Company leases several facilities under noncancelable operating leases that begin expiring in 2019. The Company recognizes rent expense on a straight-line basis over the lease period.

Future minimum lease payments under noncancelable operating lease commitments are approximately as follows:

Years Ending December 31:
2019	$1,403
2020	1,091
2021	639
2022	484
2023	454
Thereafter	784

$4,855

Rent expense was approximately $1,079 and $946 for the years ended December 31, 2017 and 2018, respectively.

Purchase Commitments—The aggregate amount of noncancelable purchase orders as of December 31, 2017 and 2018, was approximately $5,800 and $4,650, respectively, and were related to the purchase of components of our devices. The 2017 noncancelable purchase orders were fulfilled and paid in 2018.

Royalty payments—The Company is required to pay per unit royalties to wireless essential patent holders and other providers of integrated technologies on mobile devices delivered, which, in aggregate, amount to less than 5% of net revenues associated with each unit, and expire in 2021 and 2013. Royalty expense for the years ended December 31, 2017 and 2018 were $1,648 and $2,529, respectively.

General litigation—The Company is involved in lawsuits, claims, investigation, and proceedings that arise in the ordinary course of business. The Company records a provision for a liability when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews these provisions at least quarterly and adjusts them to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case.

Based on its experience, the Company believes that any settled amounts in the specific matter discussed below is not a meaningful indicator of the Company’s potential liability pertaining to litigation matters. The Company believes that it has valid defenses with respect to legal matters pending against it. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

During the second half of 2016, two other of the Company’s former contract manufacturers either filed or indicated they would file arbitration with respect to $900 of unpaid invoices and other related claims against the Company. In 2017, the Company entered into a settlement agreement with these two contract manufactures for a total amount of $270 which was fully paid in 2017.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

Indemnification—Under the terms of its agreements with wireless carriers and other partners, the Company has agreed to provide indemnification for intellectual property infringement claims related to Company’s product sold by them to their end customers. From time to time, the Company receives notices from these wireless carriers and other partners of a claim for infringement of intellectual property rights potentially related to their products. These infringement claims have been settled, dismissed, have not been further pursued by the customers, or are pending for further action by the Company. Of the cases that have been settled or dismissed, the Company has received requests for reimbursement of settlement and litigation expenses. As a result, the Company had recorded an accrual $96 for these indemnification matters as of December 31, 2017, which was paid in full as of December 31, 2018.

Contingent severance obligations—The Company has agreements in place with certain key employees guaranteeing severance payments under certain circumstances. Generally, in the event of termination by the Company without cause, termination due to death or disability, or resignation for good reason, the Company is obligated to the pay the employees: (i) any time before a Change in Control, amounts up to $1,057 or (ii) if at any time within 12 months of a Change in Control, amounts up to $1,407. In addition, in the event of termination by the Company with cause, the Company is obligated to pay the employees up to $88. The Company is obligated to pay one of the employees $140 if the Company has not been acquired or undertaken an Initial Public Offering at an equity valuation in excess of $125,000 at the time of one the events as define above. As of December 31, 2017 and 2018, no accrual has been recorded.

NOTE 10—RELATED PARTY TRANSACTIONS

Loan to management—In September 2016, the Company entered into a Promissory Note and Security Agreement to loan $175 to its Chief Executive Officer (“CEO”) (the “CEO Loan”). The CEO Loan had a 4-year term and bore an interest rate of 3%. The CEO Loan was secured against certain future compensation payable to the CEO and certain stock in the Company held by the CEO. During 2017, the loan was repaid in full.

Revenue transactions with a certain investor—During the years ended December 31, 2017 and 2018, the Company recognized revenue of $1,400 and $797, respectively, with an investor and holder of the August 2016 PSA Warrant.

Management Services Agreement—In October 2017, the Company entered into a management services agreement with B. Riley Principal Investments, an investor, pursuant to which B. Riley Investments agreed to provide advisory and consulting services to the Company. The Company incurred approximately $47 and $200 of consulting fees during the years ended December 31, 2017 and 2018, respectively.

SONIM TECHNOLOGIES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2017 and 2018

(In thousands of U.S. dollars, except share and per share amounts or as otherwise disclosed)

NOTE 11—ENTITY LEVEL INFORMATION

The following table summarizes the revenue and long-lived asset by region based on ship-to destinations for the years ended December 31:

	2017	2018
U.S	$29,422	$105,881
Canada and Latin America	17,787	14,405
Europe and Middle East	9,629	10,158
Asia Pacific	2,193	5,221

	$59,031	$135,665

Long-lived assets located in the United States and Asia Pacific region were $1,793 and $990 and $2,014 and $393 as of December 31, 2017 and 2018, respectively.

The composition of revenues for the years ended December 31, 2017 and 2018 is follows:

	2017	2018
Product Sales	53,405	$130,665
Services	5,626	5,000

Total revenues	$59,031	$135,665

NOTE 12—SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 3, 2019, which is the date the consolidated financial statements were available to be issued.

For those who have our backs, we have theirs.

sonim
sonim

3 YEAR
COMPREHENSIVE WARRANTY

sonim

For those who have our backs, we have theirs.

SONIM WE SERVE THE PEOPLE WHO SERVE US

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq initial listing fee.

	Amount
SEC registration fee .		$6,969
FINRA filing fee		9,125
Nasdaq listing fee		25,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering allows for our indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Sonim Technologies, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Sonim Technologies, Inc.

At present, there is no pending litigation or proceeding involving one of our directors or officers regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding all unregistered securities sold since January 1, 2016. All per share amounts reflect a one-for-fifteen reverse stock split and conversion of then-outstanding preferred stock into common stock, which occurred in November 2018.

1.

In May 2016, we issued and sold $2.5 million aggregate principal amount of convertible promissory notes to accredited investors. In August 2016, all principal and accrued interest under such notes converted into 1,340,269 shares of our common stock.

2.

In August 2016, we issued and sold to an accredited investor 763,650 shares of common stock and a warrant to purchase 466,014 shares of common stock at an exercise price of $0.15 per share for an aggregate purchase price of approximately $10.0 million.

3.	In December 2016, we issued and sold 1,127,337 shares of common stock to an accredited investor for an aggregate purchase price of approximately $10.0 million.

4.	In October 2017, we issued and sold a $10 million aggregate principal amount convertible promissory note to an accredited investor. In April 2018, the principal amount was increased to $12 million.

5.	From November 2018 to January 2019, we issued and sold 1,498,533 shares of common stock to accredited investors for an aggregate purchase price of approximately $10.8 million.

6.

From January 2016 to January 2019, we issued options for an aggregate of 1,185,096 shares of common stock under our 2012 Equity Incentive Plan at a weighted average exercise price of $0.80 per share to certain of our employees, directors and officers.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe that the transactions described in 1 through 5 above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) and the transactions described in 6 above were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits.

Exhibit Number	Description of Exhibits

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the closing of the offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

Exhibit Number	Description of Exhibits

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of the offering.

4.1†	Form of Common Stock Certificate.

4.2	Amended and Restated Investor Rights Agreement, by and between the Registrant and the investors listed on Exhibit A thereto, dated November 21, 2012, as amended.

4.3	Securities Purchase Agreement, by and between the Registrant and the purchasers listed on Exhibit A thereto, dated November 2, 2018

5.1†	Opinion of Cooley LLP as to legality.

10.1+	2012 Equity Incentive Plan and forms of agreements thereunder.

10.2+†	2019 Equity Incentive Plan and forms of agreements thereunder.

10.3+†	2019 Employee Stock Purchase Plan and forms of agreements thereunder.

10.4+	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.

10.5+	Employment Agreement, by and between the Registrant and Robert Plaschke, dated August 18, 2018, as amended.

10.6+	Employment Agreement, by and between the Registrant and James Walker, dated August 18, 2018, as amended.

10.7+	Employment Agreement, by and between the Registrant and Charles Becher, dated February 7, 2019.

10.8	Office Lease Agreement, by and between the Registrant and BCSP Crossroads Property LLC, dated May 25, 2006, as amended.

10.9†	English language summary of Shenzhen Warehouse Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated February 14, 2016, as amended.

10.10†	English language summary of Shenzhen Plant Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated April 10, 2016, as amended.

10.11*	Amended and Restated Global Patent License Agreement, by and between Telefonaktiebolaget LM Ericsson (Publ) and the Registrant, effective as of January 1, 2017.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Moss Adams LLP, independent registered public accounting firm.

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page to this registration statement).

+	Indicates management contract or compensatory plan.

†	To be filed by amendment.

*

Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

(b) Financial Statement Schedules.

See Index to consolidated financial statements on Page F-1. All schedules have been omitted because they are not required or are not applicable.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, California, on the 15th day of April, 2019.

SONIM TECHNOLOGIES, INC.

By:	/s/ Robert Plaschke
Robert Plaschke Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Plaschke and James Walker, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert Plaschke Robert Plaschke	Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2019

/s/ James Walker James Walker	Chief Financial Officer (Principal Financial and Accounting Officer)	April 15, 2019

/s/ Maurice Hochschild Maurice Hochschild	Director and Chairman of the Board of Directors	April 15, 2019

/s/ Alan Howe Alan Howe	Director	April 15, 2019

/s/ Kenny Young Kenny Young	Director	April 15, 2019

/s/ Susan G. Swenson Susan G. Swenson	Director	April 15, 2019

/s/ John Kneuer John Kneuer	Director	April 15, 2019

/s/ Jeffrey D. Johnson Jeffrey D. Johnson	Director	April 15, 2019